Exhibit 99.1
[•], 2016
Dear WestRock Stockholder:
We are pleased to inform you of the separation of the specialty chemicals business from WestRock Company into a newly formed public company named Ingevity Corporation.
We expect that the separation of our specialty chemicals business from WestRock will result in two even stronger companies, each with compelling strategies and opportunities for profitable growth. WestRock aspires to be the premier partner and unrivaled provider of packaging solutions in consumer and corrugated markets, while Ingevity will be a leading global manufacturer of specialty chemicals and high-performance carbon materials. This action reinforces our strong commitment to creating value for our stockholders.
The separation will be completed by way of a pro rata distribution of Ingevity common stock to our stockholders of record as of the close of business, Eastern time, on [•], the record date. Each WestRock stockholder will receive [•] shares of Ingevity common stock for every [•] shares of WestRock common stock held on the record date.
We expect your receipt of shares of Ingevity common stock in the distribution to be tax-free for U.S. federal income tax purposes, except for cash received in lieu of fractional shares. You should consult your own tax advisor as to the particular tax consequences of the distribution to you, including potential tax consequences under state, local and non-U.S. tax laws.
The distribution does not require WestRock stockholder approval, nor do you need to take any action to receive your shares of Ingevity common stock. Immediately following the separation, you will own common stock in WestRock and Ingevity. Ingevity’s common stock will be listed on the New York Stock Exchange under the symbol “NGVT,” while WestRock’s common stock will continue to trade on the New York Stock Exchange under “WRK.”
The enclosed information statement, which is being made available to all WestRock stockholders as of the record date for the distribution, describes the separation and distribution in detail and contains important information about Ingevity, including its business, financial condition and operations. We urge you to carefully read this information statement in its entirety.
Yours sincerely,
Steve Voorhees
Chief Executive Officer
WestRock Company

[•], 2016
Dear Future Ingevity Stockholder:
It is our pleasure to welcome you as a stockholder of Ingevity Corporation, formerly the specialty chemicals business of WestRock Company. Ingevity is a leading global manufacturer of specialty chemicals and high performance carbon materials. With a history of innovation spanning over 100 years, we provide innovative solutions to meet our customers’ unique and demanding requirements through specifically formulated products. Through our deep technical expertise, flexible manufacturing, distinctive chemistry and global reach we provide our customers with proprietary products that enable them to enhance their products and competitive position in the markets they serve.
Ingevity’s specialty chemicals products serve as essential inputs used in a variety of demanding applications, including asphalt paving, oil exploration and production, agrochemicals, adhesives, lubricants and printing inks. The company is also the leading global manufacturer of activated carbon used in gasoline vapor emission control systems in cars, trucks, motorcycles and boats, with over 750 million units installed globally.
Although newly independent, Ingevity, whose common stock will be listed on the New York Stock Exchange under the symbol “NGVT,” is an established, market-leading business which we have substantially grown over the last five years to approximately $1 billion in revenue.
Ingevity has delivered strong and sustained performance by focusing on specialty applications aligned with global trends in energy, infrastructure and the environment. As an independent company with a strong capital structure, we believe we can accelerate our growth while maintaining strong profitability.
We invite you to learn more about Ingevity by reviewing the enclosed information statement. We look forward to our future as an independent, publicly traded company and to your support as a holder of Ingevity common stock.
Best regards,
D. Michael Wilson
President and Chief Executive Officer
Ingevity Corporation

Information contained herein is subject to completion or amendment. A Registration Statement on Form 10 relating to these securities has been filed with the Securities and Exchange Commission under the Securities Exchange Act of 1934, as amended.
Preliminary Information Statement
(Subject to Completion, Dated April 1, 2016)
Information Statement
Distribution of Common Stock of
Ingevity CORPORATION
This information statement is being furnished in connection with the distribution by WestRock Company (“WestRock”) to its stockholders of all of the outstanding shares of common stock of Ingevity Corporation (“Ingevity”), a wholly owned subsidiary of WestRock that will hold directly or indirectly the assets and liabilities associated with WestRock’s specialty chemicals business. To implement the distribution, WestRock will distribute all of the shares of Ingevity common stock on a pro rata basis to WestRock stockholders in a manner that is intended to be tax-free for U.S. federal income tax purposes.
You will receive [•] shares of Ingevity common stock for every [•] shares of WestRock common stock that you hold on [•], 2016 the record date for the distribution. You will receive cash in lieu of any fractional shares of Ingevity common stock that you would have received after application of the above ratio. As discussed under “The Separation and Distribution — Trading Between the Record Date and Distribution Date,” if you sell your WestRock common shares in the “regular-way” market after the record date and before the distribution, you also will be selling your right to receive shares of Ingevity common stock in connection with the separation. Ingevity expects the shares of Ingevity common stock to be distributed by WestRock to you on [•], 2016. We refer to the date of the distribution of the Ingevity common stock as the “distribution date.”
No vote or further action of WestRock stockholders is required in connection with the separation. We are not asking you for a proxy. WestRock stockholders will not be required to pay any consideration for the shares of Ingevity common stock they receive in the distribution, and they will not be required to surrender or exchange shares of their WestRock common stock or take any other action in connection with the distribution.
There is no current trading market for Ingevity common stock, although Ingevity expects that a limited market, commonly known as a “when-issued” trading market, will develop on or shortly before the record date for the distribution, and Ingevity expects “regular-way” trading of Ingevity common stock to begin on the first trading day following the completion of the distribution. Ingevity has applied to have its common stock authorized for listing on the New York Stock Exchange under the symbol “NGVT.”
In reviewing this information statement, you should carefully consider the matters described in the section entitled “Risk Factors” beginning on page [•] of this information statement.
Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of any of the securities of Ingevity or determined whether this information statement is truthful or complete. Any representation to the contrary is a criminal offense.

This information statement does not constitute an offer to sell or the solicitation of an offer to buy any securities.

The date of this information statement is [•], 2016.
This information statement was first made available to WestRock stockholders on or about [•], 2016.

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SUMMARY
This summary highlights selected information from this information statement relating to Ingevity, Ingevity’s separation from WestRock and the distribution of Ingevity common stock by WestRock to its stockholders. For a more complete understanding of our businesses and the separation and distribution, you should read this information statement carefully.
Except as otherwise indicated or unless the context otherwise requires, the information included in this information statement about Ingevity assumes the completion of all of the transactions referred to in this information statement in connection with the separation and distribution. Unless the context otherwise requires, references in this information statement to “Ingevity,” “we, “our,” “us” or the “company” refer to Ingevity Corporation, a Delaware corporation, and its combined subsidiaries. References to Ingevity’s historical business and operations refer to the business and operations of the specialty chemicals business of WestRock Company, or prior to the merger of MeadWestvaco Corporation and Rock-Tenn Company, which was completed on July 1, 2015, MeadWestvaco Corporation, that have been or will be transferred to Ingevity in connection with the separation and distribution.
Ingevity
Ingevity is a leading global manufacturer of specialty chemicals and high performance carbon materials. We provide innovative solutions to meet our customers’ unique and demanding requirements through proprietary formulated products. Our deep technical expertise and experience, flexible manufacturing, distinctive chemistry, global reach and focus on innovation and application development provide our customers with the ability to enhance their own products and competitive position in the markets they serve.
We participate in attractive, higher growth sectors of the global specialty chemicals industry. The broadly defined specialty chemicals industry is expected to experience a 3.6% compound annual growth rate (“CAGR”) from 2014 through 2019, according to IHS, Inc., a leading provider and analyst of industry information for, among other things, the chemicals industry (“IHS”). Ingevity seeks to target markets within that space that historically have outpaced the broader specialty chemicals market growth rate. Participation in these industry sectors require specialist knowledge and customization, resulting in more targeted, higher-margin products relative to more commoditized chemicals and basic materials.
The company’s specialty chemicals products serve as critical inputs used in a variety of high performance applications, including asphalt paving, oil exploration and production, agrochemicals, adhesives, lubricants and printing inks. The company is also the leading global manufacturer of activated carbon used in gasoline vapor emission control systems in cars, trucks, motorcycles and boats, with over 750 million units installed globally over the 30-year history of the business. Our products meet highly specialized, complex customer needs in the industries in which they are used. As customer applications become more demanding, Ingevity’s products become increasingly specialized and represent a critical component of our customers’ products, typically at a modest input cost relative to the customer’s overall product cost. This value creation — significant performance impact versus relatively low input cost — provides some measure of stability as customers may be reluctant to face the performance risk potentially associated with switching over to competitors’ offerings. Additionally, the quality and diversity of our product portfolio, and the flexibility of our manufacturing assets, gives us the capability to direct our resources towards their most profitable and attractive uses and geographies in response to changing markets.
We report in two business segments, Performance Chemicals and Performance Materials. Our Performance Chemicals segment primarily addresses applications in three product families: pavement technologies, oilfield technologies and industrial specialties. Our Performance Materials segment consists of our carbon technologies business which primarily produces automotive carbon products used in gasoline vapor emission control systems.

The chart below illustrates our revenue by segment, product family, end use and sales by geography in 2015.

Performance Chemicals			Performance Materials
Product Families	**Pavement Technologies**	**Oilfield Technologies**	**Industrial Specialties**	**Carbon Technologies**
Primary End Uses	Pavement preservation Adhesion promotion Warm mix asphalt tech-nology	Well service additives Production and downstream chemicals	Adhesives Agrochemicals Lubricants Printing inks Industrial intermediates	Automotive gasoline vapor emis-sions control Process purification
2015 Revenue	$711 million			$257 million
Sales by Geogra-phy*				

South America, 4%
Asia Pacific, 11%
EMEA, 18%
North America, 67%

Asia Pacific, 27%
North America, 60%
EMEA, 12%
South America, 1%

*
Based on location of customer

Performance Chemicals
Ingevity’s Performance Chemicals segment develops, manufactures and sells a wide range of specialty chemicals primarily derived from co-products of the kraft pulping process. Products include performance chemicals derived from pine chemicals used in asphalt paving, adhesives, agrochemical dispersants, printing inks, lubricants, petroleum and other diverse industrial uses. The primary raw material used in our Performance Chemicals segment is crude tall oil, or “CTO”, a co-product of the kraft pulping process, where pine is used as the source of the pulp. The CTO is separated by distillation into tall oil rosin (“TOR”), tall oil fatty acid (“TOFA”) and other biofractions. As such products are further refined or chemically modified, higher value derivative products are created, making their way into a wide variety of industrial and consumer goods.
The company’s Performance Chemicals business serves customers globally from two manufacturing locations in the United States and a third in Brazil.
In 2015, our Performance Chemicals segment delivered sales of  $711 million and Segment EBITDA of $111 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ingevity” for a reconciliation of Segment EBITDA to segment profit under U.S. generally accepted accounting principles (“GAAP”).
Performance Materials
We engineer, manufacture and sell wood-based, chemically activated carbon products, produced through a highly technical and proprietary process, primarily for use in gasoline vapor emission control systems in cars, trucks, motorcycles and boats. We have produced and sold activated carbon for over 100 years, including over 30 years for our automotive applications. We are the global leader in this automotive category, with over 750 million units installed globally since we entered this business. We also produce a number of other activated carbon products for the food, water, beverage and chemical purification industries, which maximizes the productivity of our manufacturing assets.
Our automotive carbon products capture gasoline vapor emissions that would otherwise be released into the atmosphere as volatile organic compounds (“VOCs”) which contain hazardous air pollutants and can photochemically react to form ozone and secondary organic aerosols which themselves lead to the formation of haze and particulate pollution. These gasoline vapor emissions (which are distinct from tailpipe emissions) are released primarily (i) during refueling, (ii) when a vehicle is parked during the daytime, as a result of the expansion of the fuel vapors in warmer daytime temperatures and (iii) as “running loss,” as a result of the expansion of vapors in the fuel tank from increased temperatures as a result of operation of the vehicle. The captured gasoline vapors are largely purged from the carbon and directed to the engine where they are used as supplemental power for the vehicle. In this way, the company’s automotive carbon products are part of a system that is both an environmental control and energy recovery application. We estimate that for 2015, the company’s products collectively prevented over 10,000 metric tons of VOC emissions each day and returned the equivalent of 3.7 million gallons of gasoline each day to supplementally power vehicles which would have otherwise been lost to the atmosphere.
We sell our automotive carbon products to over 60 customers around the globe. We are the trusted source of these products for many of the world’s largest automotive parts manufacturers, including Aisan Industry, Delphi Automotive, MAHLE, and many other large and small components manufacturers throughout the global supply chain. Our relationship with many of our customers and their customers — the vehicle manufacturers themselves (including every one of the top 15 global automotive manufacturers) — have been in place for most of our history in this application.
The company’s automotive carbon products are not a part of the automotive emissions systems that are the subject of the recent announcement by Volkswagen AG concerning the failure of certain of its diesel engine vehicles to meet certain clean air standards. The company’s carbon products capture the emission of fuel vapors from gasoline tanks, and have been in service reliably for decades. See “Core Strengths —  Unique Decades-Long Track Record of Automotive Carbon Products Meeting Emission Compliance Standards.” The Volkswagen emission systems at issue involve tailpipe emissions from their diesel vehicles, and are not at all related to capturing gasoline vapor emissions from fuel tanks.
In 2015, our Performance Materials segment provided sales of  $257 million and Segment EBITDA of $92 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ingevity” for a reconciliation of Segment EBITDA to segment profit under U.S. GAAP.
Our Core Strengths
Ingevity is committed to continued value creation for its customers and stockholders by focusing on its core strengths:
Leading Global Market Positions
We are a leader in the global pine chemicals industry, further distinguished by our focus on target markets that offer the potential for profitable growth, supported by long-term secular growth trends in infrastructure preservation and development, growth in unconventional oil exploration and production and increasing global food production demands. Our products serve as critical inputs used in a variety of high performance applications, including asphalt paving, oil exploration and production, agrochemicals, lubricants and printing ink. The quality and diversity of our product portfolio, and the flexibility of our manufacturing assets, gives us the capability to direct our differentiated products towards their most profitable and attractive uses and geographies.
Ingevity is the leading global manufacturer of activated carbon used in gasoline vapor emission control systems in cars, trucks, motorcycles and boats, with over 750 million units installed globally over the 30-year history of our automotive carbon business. This business is expected to benefit from increasingly stringent vehicle emission standards worldwide that the company’s products are uniquely designed and qualified to meet. The annual global sales of light duty vehicles (i.e. passenger and light commercial vehicles) that are powered with gasoline are forecast to grow from approximately 71 million to approximately 91 million vehicles (+28%) from 2014 to 2025. Most of this growth is expected to occur outside of the United States and Canada in countries and regions where gasoline vapor emission standards significantly lag the modern, highly effective standards of the United States and Canada. This provides significant upside potential in addition to the already favorable macroeconomic growth trends of the global automotive industry.
Flexible Manufacturing Capabilities Optimize Asset Utilization
The quality and diversity of our product portfolio, and the flexibility of our manufacturing assets, gives us the capability to direct our resources to their most profitable uses and geographies.
The company’s Performance Chemical assets include multipurpose chemical reactors that are capable of manufacturing products of varying chemistries that can serve multiple markets. For example, in its South Carolina facility, the newest reactor that was brought into service in 2015 is capable of producing products for asphalt, oilfield and adhesives applications, while our Louisiana assets can be redirected with relative ease among various applications including asphalt, oilfield, adhesives and inks.
The company’s carbon facilities, which primarily produce automotive carbon, are also capable of producing a number of other activated carbon products for the food, water, beverage and chemical purification industries, maximizing the productivity of these assets.
Deep Technical Expertise and Product Innovation Capability and Experience
We have deep technical expertise and market knowledge and insights, derived from customer relationships and research and development capabilities, that enable our innovation capacity. Innovation efforts are led and supported by our teams of technical experts and industry veterans, many of whom are considered the foremost experts in their fields, spread throughout our organization in key positions from product development to manufacturing and sales. Each of our business units has its own development and application laboratories that work in partnership with our customers to refine existing products and develop new innovations that will drive value for Ingevity and our customers.
With our technical expertise and product innovation capability and experience, and by working closely with our customers, our technical experts can quickly offer application solutions that address our customers’ most difficult challenges. For example, when our road contractor customers vary the aggregate and/or asphalt to be used in a particular job mix, they call on our expertise to quickly reformulate the Ingevity additive chemistry needed for the revised mix, so that they can meet the original job specifications on time, regardless of the change. Our ability to swiftly understand and address our customers’ performance needs allows Ingevity to maintain and grow its relationships with its customer base.
Unique Decades-Long Track Record of Automotive Carbon Products Meeting Emission Compliance Standards
Current U.S. federal and California regulatory standards require that gasoline vapor control devices remain effective for the entire life of the vehicles on which installed. Ingevity has a substantial, decades-long track record of providing life-of-vehicle product performance in a properly designed gasoline vapor control system. Our unique capability to engineer a very specific nanoscale porosity into the carbons on a large commercial scale allows the system designers to minimize the system’s size based on our carbons’ ability to remain highly effective over the vehicle’s lifetime. Given the imperative for automotive manufacturers to produce vehicles capable of meeting these long-term requirements, or potentially face expensive recalls and unfavorable publicity, there is an increased risk to use other producers who do not have a comparable, proven history and technical capability, particularly given the significant costs associated with non-compliance should a competitor’s offering fail to maintain effectiveness over vehicle lifetimes.
Global Manufacturing and Supply Chain Reach
We have a global reach which allows us to effectively service multinational customers through a combination of our manufacturing facilities located in the United States, China and Brazil, and local talent strategically placed around the globe. In addition, our technology centers located in the United States, China, Europe and India give us the ability to service our customers throughout these regions, and provide us with market insights that allow us to develop customized solutions for local and regional markets. We serve customers in approximately 65 countries, with our global engineering, technical, sales and application knowledge teams. Our global reach enables us to more effectively serve — and be the business partner of choice to — multinational companies that look to partners who can meet their needs on a consistent basis wherever they do business.
This capability also allows us to take advantage of market trends. For example, our oilfield technology business has in the past been primarily focused on the North American market. Our global reach will allow us to pursue growth opportunities outside of the United States, particularly in the Middle East, which has not undergone as significant an output decline during the recent global slowdown in the oil and gas exploration industry.
Collaborative Customer and End User Relationships Drive Profitable Growth Opportunities
We take a partnership approach with our customers, investing resources to deeply understand their customers’ markets so that we can provide technologically advanced, tailored solutions that allow our customers to maintain a competitive advantage in the markets they serve. Our knowledge of our customers’ end markets provides us with insights that enable us to develop solutions that address opportunities or challenges and create value for our customers. For example, through our relationships with several automobile manufacturers (“OEMs”) (often, our customers’ customer), we learned that certain vehicles were having trouble passing emissions certification tests based on a small amount of VOCs migrating from the engine via the vehicles’ air intake systems. To address this issue, we developed several generations of activated carbon-based solutions (activated carbon honeycombs and engineered carbon sheets) that manage these emissions while minimizing pressure drop in the air intake system — a key performance advantage to the OEMs. This drove demand for our product by addressing the needs of our customers’ customer. We believe this approach — driving demand for our products by developing solutions for our customers’ end markets — has been and will continue to be a significant driver of profitable growth.
Education of Government and Regulatory Bodies on Scientifically Based Policies and Specifications
Many of our customers’ markets are subject to increasing regulatory standards and mandates, for example more stringent air quality standards in the case of automotive emissions or the use of recycled materials in the case of pavement technologies. With our technical expertise and experience, our teams are a valued resource and work directly with government and regulatory bodies, in support of our customers, as experts in their field to educate regulators about existing and innovative technologies that support their objectives or solve specific challenges. As the trend continues in mature and emerging markets towards more advanced solutions, we believe the ability to leverage our expertise to educate, advocate and promote sensible regulatory solutions will benefit our customers while driving incremental value within those markets. For example, Ingevity has globally recognized expertise in the highly specialized field of automotive gasoline vapor emissions. While tailpipe emissions on vehicles are well recognized, understood and regulated, gasoline vapor emissions from vehicles have been lightly regulated in many countries outside the United States and Canada. Our experts have educated authorities in other countries to help them understand and quantify the magnitude of these emissions and evaluate the highly effective solutions currently in use in the United States and Canada that can reduce these gasoline vapor emissions to “near zero” levels at a relatively low cost per vehicle.
Our work with regulators allows us then to work with our customers in order to help them respond and adapt to evolving and varying regulatory standards. For example, because of the stringent and differing regulatory compliance standards applicable to the global oilfield industry, our oilfield customers often turn to us over smaller, less sophisticated vendors in order to help them manage the complexities of compliance risk throughout the world.
Highly Engaged, Performance and Safety-driven Culture
We have assembled a highly talented, collaborative, committed and creative team which drives the success of our business. We believe in empowerment and accountability and encourage our employees to think boldly. Our collective ambition is keenly focused on creating value for today and tomorrow. Further, we are committed to protecting human health and the environment while using resources in a responsible and sustainable manner: as a long-standing member of the American Chemistry Council (ACC), we subscribe to the Guiding Principles of the American Chemistry Council’s Responsible Care® program — a global chemical industry performance initiative that is implemented in the United States through the ACC. Our ISO 9001, ISO/TS 16949 and Responsible Care® Certifications are internationally recognized measures of consistent superior performance and responsibility to health, safety, security and the environment. We believe this track record is something that differentiates us from our competitors in the eyes of many of our customers.
Long-term Secured Raw Material Supply
At the time of the separation, we intend to enter into a long-term supply agreement with WestRock pursuant to which we will initially purchase all of the CTO output from WestRock’s existing kraft mills, subject to certain exceptions. Beginning in 2025, either party may provide a notice to the other party terminating the agreement five years from the date of such notice. Beginning one year after such notice, the quantity of products provided by WestRock under the agreement will be gradually reduced over a four-year period based on the schedule set forth in the agreement. Additionally, WestRock has the right to sell certain product volumes to third parties through an opt-out provision and the right to solicit higher third-party offers through a meet-or-release provision. See “Certain Relationships and Related Person Transactions — Crude Tall Oil and Black Liquor Soap Skimmings Agreement.” This agreement will include pricing terms based upon market prices plus a premium for volume and length of supply. Under this agreement, based on WestRock’s current output, we expect to initially source approximately 45% to 55% of our CTO requirements for the maximum operating rates of our North American facilities. The relationship with WestRock will be strategically important to our Performance Chemicals business due to the limited supply of CTO globally, of which we believe a significant portion is already under long-term supply agreements with other consumers of CTO. We believe this increment of supply, in conjunction with other contracted sources of CTO, will allow us to serve customer demand. See also “Risk Factors — Our Performance Chemicals segment is highly dependent on CTO which is limited in supply; lack of access to sufficient CTO would impact our ability to produce CTO-based products.”
Our Plans for Additional Growth
We have a demonstrated history of profitable growth. As an independent company, we believe we can accelerate our growth while maintaining our profitability. We intend to take the following steps as a newly independent public company:
Expand Sales to Existing Customers and into New Geographies
We believe we are well positioned to organically expand our sales through a combination of continued global sales growth, leveraging our significant application knowledge to apply our existing products to new applications and capitalizing on the investments we have made in our global sales, technical centers and distribution network. Our global reach allows us to effectively compete in new geographies, delivering proven innovative solutions where opportunities to apply our technologies exist. We continue to leverage our significant application knowledge and intimate customer relationships to target opportunities where we know our products perform, creating demand for our products by driving value for our customers.
We intend to continue to strengthen our position in emerging markets such as China, India and Brazil where we believe there are significant opportunities for growth. Opportunities include the expansion of sales of our asphalt products into areas increasingly in need of newly paved roads and increased sales of carbon technology solutions driven by anticipated regulatory expansion in the global automotive vapor emissions control market. As a result, we completed the construction of a new facility in China for the global automotive emissions control market during the fourth quarter of 2015 and have continued to invest in our Brazilian performance chemicals refinery.
Increase our Offering of Specialized, Higher Margin Products
We employ a world-class team of engineering, technical, sales and application specialists, along with experienced industry professionals, which provide us with deep technical knowledge and the ability to be a leading provider of specialty products in the markets we serve. We have the experience and capability to further develop and expand upon the products we currently produce, further differentiating them into higher value, increasingly specialized products, or developing new applications and end uses.
We have a history of success in such product development and differentiation. For example, our oilfield technologies business transitioned from providing basic TOFA to our customers to the development and marketing of specialized tall oil emulsifiers and corrosion inhibitors. We also grew our pavement technologies from asphalt chemicals into specialized additives used in ultra-thin paving technologies.
We believe that there is significant upside in further developing and expanding upon products produced from TOFA, displacing some of our lower margin business where we sell TOFA directly to certain customers. This will have the added benefit of improved insulation from the cyclical nature of the direct natural fats and oils market of which TOFA is a part. Over the next few years, our goal is to meaningfully increase the portion of our sales of specialized, higher value products derived from TOFA, including addressing new markets or opportunities to upgrade TOFA into product categories where we might not participate today.
Additionally, we search to supply the right chemistry for the applications within our market segments regardless of the raw materials required. Applying our unique insights into our end use applications, our team will search to find novel solutions outside of our current CTO-based materials to problems and work to create the supply chain needed to provide those products to our customers. As an example, we have developed, manufacture and sell product solutions in our asphalt business that are hydrocarbon based.
Innovate to Enable Our Customers to Adapt to Increasingly Stringent Regulatory Standards
We are a valued resource with government and regulatory agencies around the world, from California to China, including national, regional and local environmental regulatory bodies. We work directly with such bodies, in support of our customers, to help them develop sensible standards based on the availability of technological solutions that make such standards commercially achievable. As standards are adopted and become increasingly demanding, the products that can be used to achieve compliance with such standards become increasingly technologically complex to design and manufacture on a commercial level. The company’s ability to meet these complexities provides the company with a distinctive commercial edge — as our customers in many applications depend on us to help them meet their compliance standards. For example, when paving contractors were having difficulty meeting the Florida Department of Transportation’s initiative to use more recycled tire rubber, the pavement technologies group developed an innovative delivery system, and educated contractors on how to use it to achieve the desired environmental and performance benefits. We also work closely with automotive companies and their suppliers to ensure that they understand and can meet increasingly stringent vehicle emission standards.
Invest Organically and Selectively Pursue Acquisitions that Further Strengthen Our Product Portfolio
We plan to continue to invest capital organically in attractive cost reduction projects and in capacity expansions as necessary to meet demand growth.
In addition, we intend to pursue value-creating acquisitions that represent attractive opportunities in our target markets as well as in high-value niche applications which complement our current product portfolio and capabilities. Following the separation, we will continue seeking to add product lines and portfolios, as well as marketing and manufacturing alliances, that will play an important role in strengthening our leadership positions. We intend to pursue acquisitions both domestically and globally.
The Separation
Prior to the separation, we will operate as a reporting segment of WestRock, which was formed upon the combination (the “Merger”) of MeadWestvaco Corporation (“MWV”) and Rock-Tenn Company (“Rock-Tenn”). The Merger was completed on July 1, 2015.
Prior to the Merger, we operated as a reporting segment of MWV, which announced on January 8, 2015, that it intended to separate its specialty chemicals business through a pro rata distribution of common stock to its stockholders. Upon the completion of the Merger, WestRock announced its continued plans to complete the separation.

On [•], 2016, the WestRock board of directors approved the distribution of the issued and outstanding shares of Ingevity common stock on the basis of  [•] shares of Ingevity common stock for every [•] shares of WestRock held as of the close of business on the record date of  [•], 2016.
Reasons for the Separation
The WestRock board of directors believes that the separation of WestRock’s specialty chemicals business would be in the best interests of WestRock and its stockholders for a number of reasons, including the following:
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Enhanced strategic and management focus.   The separation will allow Ingevity and WestRock to each more effectively pursue their distinct operating priorities and strategies and enable management of both companies to better focus on unique opportunities for long-term growth and profitability.

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More efficient allocation of capital.   The separation will permit Ingevity and WestRock to each concentrate financial resources on its own operations, providing greater flexibility to invest capital in its businesses in a time and manner appropriate for its strategy and business needs and facilitate a more efficient allocation of capital.

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Direct access to capital markets.   The separation will create an independent equity structure that will afford Ingevity direct access to the capital markets and will facilitate Ingevity’s ability to effect future acquisitions utilizing Ingevity’s common stock. As a result, each company will have more flexibility to capitalize on its unique growth opportunities and objectives.

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Alignment of incentives with performance objectives.   The separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of each of Ingevity’s and WestRock’s respective businesses, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

Neither Ingevity nor WestRock can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.
Risks Associated with Ingevity and the Separation
An investment in Ingevity common stock is subject to a number of risks, including risks related to Ingevity’s business, the separation and Ingevity common stock. Set forth below is a summary of some, but not all, of these risks. Please read the information in the section captioned “Risk Factors” for a more thorough description of these and other risks.
General Business and Economic Risks
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We may be adversely affected by general global economic and financial conditions beyond our control.

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We are exposed to risks inherent in our international sales and operations.

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Our reported results could be adversely affected by currency exchange rates and currency devaluation could impair our competitiveness.

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Our operations outside the United States require us to comply with a number of U.S. and foreign regulations, violations of which could have a material adverse effect on our financial condition and results of operations.

Risks Related to Ingevity’s Business
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We are dependent on attracting and retaining key personnel.

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Adverse conditions in the automotive market may adversely affect demand for our automotive carbon products.

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If increasingly more stringent air quality standards worldwide are not adopted, our growth could be impacted.

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The company’s printing inks business serves customers in a market that is facing declining volumes.

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The company’s pavement technologies business is heavily dependent on government infrastructure spending.

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The company’s oilfield technologies business is significantly affected by trends in oil and natural gas prices that affect the level of exploration, development and production activity.

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If we are unable to adequately protect our intellectual property, we may lose significant competitive advantages.

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Our Performance Chemicals segment is highly dependent on CTO which is limited in supply; lack of access to sufficient CTO would impact our ability to produce CTO-based products.

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A prolonged period of low energy prices may materially impact our results of operations.

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We face competition from producers of substitute products.

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We are dependent upon third parties for the provision of certain critical operating services at several of our facilities.

Risks Related to the Separation
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The combined post-separation value of WestRock and Ingevity shares may not equal or exceed the pre-separation value of WestRock common shares.

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Ingevity has no history of operating as an independent company, and Ingevity’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.

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There could be significant liability if the distribution is determined to be a taxable transaction.

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Ingevity may not be able to engage in certain corporate actions after the separation.

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Until the separation occurs, the terms of the separation and distribution agreement and other transaction agreements may be changed in ways which may be unfavorable to Ingevity.

•
Ingevity may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect Ingevity’s business.

•
Ingevity will be dependent upon WestRock for the performance of obligations under various critical agreements that will be executed as part of the separation.

•
Challenges in the commercial and credit environments may materially adversely affect Ingevity’s ability to complete the separation and Ingevity’s future access to capital.

•
Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution.

Risks Related to Ingevity’s Common Stock
•
Ingevity cannot be certain that an active trading market for its common stock will develop or be sustained after the separation, and following the separation, Ingevity’s stock price may fluctuate significantly.

•
We cannot guarantee the timing, amount or payment of any dividend on our common stock in the future.

•
Your percentage of ownership in Ingevity may be diluted in the future.

•
Certain provisions in Ingevity’s amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of Ingevity, which could decrease the trading price of Ingevity’s common stock.

Corporate Information
Ingevity’s business originated as part of the operations of its initial parent company, Westvaco Corporation, a paper and packaging company, using co-products of the kraft pulping process, primarily CTO and lignin, as well as hardwood sawdust. Ingevity has operated as a division of Westvaco Corporation and its corporate successors, including MeadWestvaco Corporation and WestRock Company, since 1964.
Ingevity Corporation was incorporated in Delaware on March 27, 2015. The address of Ingevity’s principal executive offices is 5255 Virginia Avenue, North Charleston, South Carolina 29406. Ingevity’s telephone number after the distribution will be (843) 740-2300. Ingevity maintains an Internet site at www.ingevity.com. Ingevity’s website and the information contained in or connected to the website will not be deemed to be incorporated in this document, and you should not rely on any such information in making an investment decision.
This information statement is being furnished solely to provide information to stockholders of WestRock who will receive shares of Ingevity common stock in the distribution. It is not, and is not to be construed as, an inducement or encouragement to buy or sell any of Ingevity’s securities. The information contained in this information statement is believed by Ingevity to be accurate as of the date set forth on the cover of this information statement. Changes may occur after that date, and neither WestRock nor Ingevity will update the information except in the normal course of their respective disclosure obligations and practices, or as required by applicable law.

QUESTIONS AND ANSWERS ABOUT THE SEPARATION
What is the separation?
WestRock will complete the separation by distributing to its stockholders all of the shares of Ingevity common stock. Following the distribution, Ingevity will be a separate company from WestRock and WestRock will not retain any ownership interest in Ingevity.
What is Ingevity?
Ingevity is a wholly-owned direct subsidiary of WestRock whose shares will be distributed to WestRock stockholders if we complete the separation. After the distribution, Ingevity will be a separate, independent public company and will continue as a leading global manufacturer of specialty chemicals and high-performance carbon materials.
What will I receive in the distribution?
As a holder of WestRock common stock, you will retain your shares of WestRock common stock and will receive [•] shares of Ingevity common stock for every [•] shares of WestRock common stock you own as of the record date. The number of shares of WestRock common stock you own and your proportionate interest in WestRock will not change as a result of the separation. For a more detailed description, see “The Separation.”
Will Ingevity issue fractional shares of its common stock in the distribution?
No. Ingevity will not issue fractional shares of its common stock in the distribution. Fractional shares that WestRock stockholders would otherwise have been entitled to receive will be aggregated and sold in the public market by the distribution agent. The aggregate net cash proceeds of these sales will be distributed pro rata (based on the fractional share such holder would otherwise be entitled to receive) to those stockholders who would otherwise have been entitled to receive fractional shares. Recipients of cash in lieu of fractional shares will not be entitled to any interest on the amounts of payment made in lieu of fractional shares.
How will the separation affect equity awards held by WestRock employees?
Each WestRock equity-based incentive award held by Ingevity employees will remain a WestRock equity incentive award following the separation, with adjustments made to the number of shares covered and (if applicable) the per share exercise price of the award to maintain its intrinsic value. Unvested WestRock equity-based incentive awards held by our employees will vest to the extent provided in the employee matters agreement between WestRock and Ingevity. We are responsible for reimbursing WestRock for the cost of WestRock equity-based incentive awards held by our employees.
When is the record date for the distribution?
The record date for the distribution is [•], 2016.

When will the distribution occur?
We expect the distribution of our common stock to occur on [•], 2016, to holders of record of WestRock common stock at the close of business on the record date.
What are the reasons for and the benefits of separating Ingevity from WestRock?
WestRock believes that a separation will provide various benefits to both WestRock and Ingevity, including by (1) allowing Ingevity and WestRock to each more effectively pursue their distinct operating priorities and strategies and enable management of both companies to better focus on unique opportunities for long-term growth and profitability; (2) permitting Ingevity and WestRock to each concentrate financial resources on its own operations, providing greater flexibility to invest capital in its businesses in a time and manner appropriate for its strategy and business needs and facilitate a more efficient allocation of capital; (3) creating an independent equity structure that will afford Ingevity direct access to the capital markets and will facilitate Ingevity’s ability to effect future acquisitions utilizing Ingevity’s common stock; and (4) facilitating incentive compensation arrangements for employees more directly tied to the performance of each of Ingevity’s and WestRock’s respective businesses, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.
For a more detailed discussion of the reasons for the separation, see “The Separation — Reasons for the Separation” beginning on page [•].
What are the risks associated with the separation?
There are a number of risks associated with the separation and ownership of Ingevity common stock. The risks are discussed under “Risk Factors” beginning on page [•].
What do stockholders need to do to participate in the distribution?
WestRock stockholders of record on the record date will not be required to take any action to receive Ingevity common stock in the distribution, but you are nevertheless urged to read this entire information statement carefully. No stockholder approval of the distribution is required. You are not being asked for a proxy. You do not need to pay any consideration, exchange or surrender your existing shares of WestRock common stock or take any other action to receive your Ingevity common stock. Please do not send in your WestRock common stock certificates. The distribution will not affect the number of outstanding shares of WestRock common stock or any rights of WestRock stockholders, although it will affect the market value of each outstanding share of WestRock common stock.
How will shares of Ingevity common stock be issued?
You will receive shares of Ingevity common stock through the same channels that you currently use to hold or trade shares of WestRock common stock, whether through a brokerage account, 401(k) plan or other channel. Receipt of Ingevity common stock will be documented for you in the same manner that you typically receive stockholder updates, such as monthly broker statements and 401(k) statements.
If you own shares of WestRock common stock as of the close of business on [•], 2016, the record date for the distribution, including any shares owned in certificate form, WestRock, with the assistance of Wells Fargo Shareowner Services (“WFSS”), the distribution agent, will electronically distribute shares of Ingevity common stock to you or your brokerage firm on your behalf in book-entry form. WFSS will mail you a book-entry account statement that reflects your shares of Ingevity common stock, or your bank or brokerage firm will credit your account for the shares.

What are the conditions to the distribution?
The distribution is subject to the satisfaction (or waiver by WestRock in its sole discretion) of the following conditions:
•
the transfer of assets and liabilities from WestRock to Ingevity shall have been completed in accordance with the separation and distribution agreement;

•
(i) the private letter ruling that WestRock received from the Internal Revenue Service (“IRS”) regarding certain U.S. federal income tax matters relating to the separation, distribution and certain related transactions, shall not have been modified or revoked; and (ii) WestRock shall have received opinions from its outside tax advisors to the effect that the distribution, together with certain related transactions, will be generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Internal Revenue Code (the “Code”);

•
the SEC shall have declared effective Ingevity’s registration statement on Form 10, of which this information statement forms a part, and this information statement in its final form shall have been made available to the WestRock stockholders;

•
all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

•
the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•
no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect; and

•
the shares of Ingevity common stock to be distributed shall have been accepted for listing on the New York Stock Exchange (“NYSE”) subject to official notice of distribution.

WestRock and Ingevity cannot assure you that any or all of these conditions will be met. In addition, WestRock can decline at any time to go forward with the separation. For a further discussion of the conditions to the distribution, see “The Separation — Conditions to the Distribution.”
Can WestRock decide to cancel the distribution of Ingevity common stock even if all the conditions have been met?
Yes. Until the distribution has occurred, WestRock has the right to terminate the distribution, even if all of the conditions are satisfied.

What if I want to sell my WestRock common stock or my Ingevity common stock?
You should consult with your financial advisors, such as your stockbroker, bank and/or tax advisor. The distribution will not result in any additional restrictions on either WestRock stock or, following the distribution and upon the commencement of trading, Ingevity stock.
What is “regular-way” and “ex-distribution” trading of WestRock stock?
Beginning on or shortly before the record date and continuing up to and through the distribution date, it is expected that there will be two markets in WestRock common stock: a “regular-way” market and an “ex-distribution” market. Shares of WestRock common stock that trade in the “regular-way” market will trade with an entitlement to shares of Ingevity common stock distributed pursuant to the distribution. Shares that trade in the “ex-distribution” market will trade without an entitlement to shares of Ingevity common stock distributed pursuant to the distribution.
If you decide to sell any WestRock common stock before the distribution date, you should make sure your stockbroker, bank or other nominee understands whether you want to sell your WestRock common stock with or without your entitlement to Ingevity common stock pursuant to the distribution.
Where will I be able to trade shares of Ingevity common stock?
Ingevity has applied to list its common stock on the NYSE under the symbol “NGVT.” Ingevity anticipates that trading in shares of its common stock will begin on a “when-issued” basis on or shortly before the record date and will continue up to and through the distribution date and that “regular-way” trading in Ingevity common stock will begin on the first trading day following the completion of the distribution. If trading begins on a “when-issued” basis, you may purchase or sell Ingevity common stock up to and through the distribution date, but your transaction will not settle until after the distribution date. Ingevity cannot predict the trading prices for its common stock before, on or after the distribution date.
What will happen to the listing of WestRock common shares?
Shares of WestRock common stock will continue to trade on the NYSE after the distribution, and the separation will have no effect on such listing.
Will the number of shares of WestRock common stock that I own change as a result of the distribution?
No. The number of shares of WestRock common stock that you own will not change as a result of the distribution.

Will the distribution affect the market price of my WestRock common stock?
Yes. As a result of the distribution, WestRock expects the trading price of WestRock common stock immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the value of the specialty chemicals business. WestRock believes that over time following the separation, assuming the same market conditions and the realization of the expected benefits of the separation, WestRock common stock and Ingevity common stock should have a higher aggregate market value as compared to what the market value of WestRock common stock would be if the separation did not occur. There can be no assurance, however, that such a higher aggregate market value will be achieved. This means, for example, that the combined trading prices of one share of WestRock common stock and [•] shares of Ingevity common stock after the distribution may be equal to, greater than or less than the trading price of one share of WestRock common stock before the distribution.

What are the material U.S. federal income tax consequences of the separation?
Conditions to the completion of the separation include that (i) the private letter ruling that WestRock received from the IRS regarding certain U.S. federal income tax matters relating to the separation, distribution and related transactions, shall not have been modified or revoked, and (ii) WestRock shall have received opinions from its tax advisors regarding treatment of the distribution, together with certain related transactions, under Sections 355 and 368(a)(1)(D) of the Code. Assuming that the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free under Sections 355 and 368(a)(1)(D) of the Code, then for U.S. federal income tax purposes, (i) you will not recognize any gain or loss, and no amount will be included in your income, upon your receipt of shares of Ingevity common stock pursuant to the distribution, and (ii) immediately after the distribution, the aggregate tax basis of your WestRock common stock and the Ingevity common stock that you will receive in the distribution (including fractional shares for which cash is received) will equal the aggregate basis of your WestRock common stock immediately before the distribution, allocated between the WestRock common stock and the Ingevity common stock (including fractional shares for which cash is received) in proportion to the relative fair market value of each on the distribution date. You will recognize gain or loss (if any) for U.S. federal income tax purposes with respect to cash received in lieu of fractional shares.
You should consult your own tax advisor as to the particular consequences of the distribution to you, including the applicability and effect of any U.S. federal, state and local tax laws, as well as foreign tax laws, which may result in the distribution being taxable to you. For more information regarding the tax opinion and certain U.S. federal income tax consequences of the separation, see the section entitled “Certain Material U.S. Federal Income Tax Consequences of the Distribution.”
What will Ingevity’s relationship be with WestRock following the separation?
Ingevity will enter into a separation and distribution agreement with WestRock to effect the separation and provide a framework for Ingevity’s relationship with WestRock after the separation and will enter into certain other agreements, such as a transition services agreement, intellectual property matters agreement, a tax matters agreement and an employee matters agreement. These agreements will provide for the separation between Ingevity and WestRock of the assets, employees, liabilities and obligations (including investments, property and employee benefits and tax-related assets and liabilities) of WestRock and its subsidiaries attributable to periods prior to, at and after Ingevity’s separation from WestRock and will govern the relationship between Ingevity and WestRock subsequent to the completion of the separation. We also intend to enter into (1) a long-term supply agreement with WestRock for the purchase and sale of CTO, (2) a long-term lease agreement pursuant to which Ingevity will lease the ground underlying the Covington carbon facility from WestRock on an arm’s-length basis and (3) a separate agreement coordinating facility services at the Covington carbon facility. For additional information regarding these agreements, see the sections entitled “Risk Factors — Risks Related to the Separation” and “Certain Relationships and Related Person Transactions.”
Who will manage Ingevity after the separation?
Ingevity’s management team will include a new Chief Executive Officer and Chief Financial Officer, as well as experienced former members of WestRock’s specialty chemicals division management team who have a detailed understanding of Ingevity’s industry, assets and customers. For more information regarding Ingevity’s management, see “Management.”
Are there risks associated with owning Ingevity common stock?
Yes. Ownership of Ingevity common stock is subject to both general and specific risks related to Ingevity’s business, the industry in which it operates, its ongoing contractual relationships with WestRock and its status as a separate, publicly traded company. Ownership of Ingevity common stock is also subject to risks related to the separation. These risks are described in the “Risk Factors” section of this information statement beginning on page [•].
Who will be the distribution agent, transfer agent and registrar for the Ingevity common stock?
The distribution agent, transfer agent and registrar for Ingevity common stock will be Wells Fargo Shareowner Services. For questions relating to the transfer or mechanics of the distribution, you should contact:
Wells Fargo Shareowner Services
1110 Centre Pointe Curve, Suite 101
Mendota Heights, MN 55120
800-468-9716
651-450-4064 (Outside the United States)
www.shareowneronline.com
Where can I find more information about WestRock and Ingevity?
Before the distribution, WestRock stockholders who have questions relating to WestRock should contact:
WestRock
Investor Relations
504 Thrasher Street
Norcross, Georgia 30071
Tel: (678) 291-7901
www.WestRock.com/investor
After the distribution, Ingevity stockholders who have questions relating to Ingevity should contact:
Ingevity
Investor Relations
5255 Virginia Avenue
North Charleston, South Carolina 29406
Tel: [•]
http://www.ingevity.com/investor

SUMMARY HISTORICAL AND PRO FORMA FINANCIAL DATA
The following summary sets forth certain historical financial information of the specialty chemicals business of WestRock. The summary financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 is derived from the audited combined financial statements that begin on page F-1 in this information statement.
The combined financial statements as of December 31, 2015, 2014 and 2013 and for the years ended 2015, 2014 and 2013 were audited by an independent registered public accounting firm. The historical financial information below should be read in conjunction with the combined financial statements and related notes that are included in this information statement on pages noted above. The historical results do not necessarily indicate the results expected for any future period.
The unaudited pro forma combined statements of operations for the fiscal year ended December 31, 2015 give effect to the distribution as if it had occurred on January 1, the first day of fiscal year 2015. The unaudited pro forma combined balance sheet as of December 31, 2015 gives effect to the distribution as if it had occurred on December 31, 2015. The assumptions used and pro forma adjustments derived from such assumptions are based on currently available information and Ingevity believes such assumptions are reasonable under the circumstances.
The unaudited pro forma condensed combined financial statements are not necessarily indicative of Ingevity’s results of operations or financial condition had the distribution and its anticipated post-separation capital structure been completed on the dates assumed. Also, they may not reflect the results of operations or financial condition that would have resulted had Ingevity been operating as an independent, publicly traded company during such periods. In addition, they are not necessarily indicative of its future results of operations or financial condition.
You should read this summary financial data together with “Unaudited Pro Forma Combined Financial Statements,” “Capitalization,” “Selected Historical Combined Financial Information of Ingevity,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the historical combined financial statements and accompanying notes included in this information statement.
	Years ended December 31,
In millions	Pro Forma 2015	2015	2014	2013
Statement of Operations Data:
Net sales	$968	$968	$1,041	$980
Cost of sales	691	687	718	685
Gross profit	277	281	323	295
Selling, general, and administrative expenses	121	114	112	103
Research and development	7	7	8	11
Income before income taxes	147	138	203	184
Net income	94	85	133	118
Net income attributable to the company	89	80	129	119
Earnings per share:
Basic(a)	—
Diluted(a)	—
Balance Sheet Data (at period end):
Cash and cash equivalents	$48	$32	$20	$12
Property, plant and equipment, net	438	438	410	326
Total assets	883	782	718	593
Long-term debt due after one year	576	80	86	86
Total equity	114	522	420	328

	Years ended December 31,
In millions	Pro Forma 2015	2015	2014	2013
Cash Flow Data:
Cash provided by operating activities		73	143	137
Cash used in investing activities		(90)	(102)	(64)
Other Data:
Capital expenditures		102	101	63
Depreciation and amortization expense		35	33	33
Combined Adjusted EBITDA(b)		203	247	227

(a)
We have not yet finalized the distribution ratio of shares of Ingevity common stock for shares of WestRock common stock. We intend to update our pro forma basic and diluted earnings per share in an amendment to this information statement.

(b)
Non-GAAP Financial Measures:

Ingevity has presented certain financial measures, defined below, which have not been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and has provided a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for the most directly comparable financial measure calculated in accordance with GAAP. The company believes these non-GAAP measures provide investors, potential investors, securities analysts and others with useful information to evaluate the performance of the business, because such measures, when viewed together with our financial results computed in accordance with GAAP, provide a more complete understanding of the factors and trends affecting our historical financial performance and projected future results.
Ingevity uses the following non-GAAP measure: Combined Adjusted EBITDA. Combined Adjusted EBITDA is defined as net income plus provision for income taxes, interest expense, depreciation and amortization, separation costs and restructuring and other (income) charges. This non-GAAP measure is not intended to replace the presentation of financial results in accordance with GAAP and investors should consider the limitations associated with this non-GAAP measure, including the potential lack of comparability of this measure from one company to another.
Below is a reconciliation of Combined Adjusted EBITDA to net income:
	Year Ended December 31,
In millions	2015	2014	2013
Net income	$85	$133	$118
Income tax provision	53	70	66
Interest expense	21	16	13
Depreciation and amortization	35	33	33
Separation costs	$17	$—	$—
Restructuring and other (income) charges, net	(8)	(5)	(3)
Combined Adjusted EBITDA	$203	$247	$227

RISK FACTORS
You should carefully consider each of the following risk factors and all of the other information set forth in this information statement. The risk factors generally have been separated into four groups: (1) general business and economic risks, (2) risks relating to our business, (3) risks relating to the separation and (4) risks relating to our common stock. Based on the information currently known to us, we believe that the following information identifies the most significant risk factors affecting our company in each of these categories of risks. However, the risks and uncertainties our company faces are not limited to those set forth in the risk factors described below. Additional risks and uncertainties not presently known to us or that we currently believe to be immaterial may also adversely affect our business. In addition, past financial performance may not be a reliable indicator of future performance, and historical trends should not be used to anticipate results or trends in future periods.
If any of the following risks and uncertainties develops into actual events, these events could have a material adverse effect on our business, financial condition or results of operations. In such case, the trading price of our common stock could decline.
General Business and Economic Risks
We may be adversely affected by general global economic and financial conditions beyond our control.
Our businesses may be affected by a number of factors that are beyond our control such as general economic and business conditions, changes in tax laws or tax rates and conditions in the financial services markets including counterparty risk, insurance carrier risk, rising interest rates, inflation, deflation, fluctuations in the value of local currency versus the U.S. dollar or the impact of a stronger U.S. dollar may negatively impact our ability to compete. Macro-economic challenges, including conditions in financial and capital markets and levels of unemployment, and the ability of the United States and other countries to deal with their rising debt levels may continue to put pressure on the economy or lead to changes in tax laws or tax rates. There can be no assurance that changes in tax laws or tax rates will not have a material impact on our future cash taxes, effective tax rate or deferred tax assets and liabilities. Adverse developments in global or regional economies could drive an increase or decrease in the demand for our products that could increase or decrease our revenues, increase or decrease our manufacturing costs and ultimately increase or decrease our results of operations, financial condition and cash flows. As a result of negative changes in the economy, customers, vendors or counterparties may experience significant cash flow problems or cause consumers of our products to postpone or refrain from spending in response to adverse economic events or conditions. If customers are not successful in generating sufficient revenue or cash flows or are precluded from securing financing, they may not be able to pay or may delay payment of accounts receivable that are owed to us or we may experience lower sales volumes. Our financial condition and results of operations could be materially and adversely affected by any of the foregoing.
We are exposed to the risks inherent in international sales and operations.
In 2015, export sales from the United States made up approximately one third of our total sales, and we sell our products to customers in approximately 65 countries. We have exposure to risks of operating in many foreign countries, including:
•
fluctuations in foreign currency exchange rates, including the Euro, Japanese Yen, Chinese Renminbi and Brazilian Real;

•
restrictions on, or difficulties and costs associated with, the repatriation of cash from foreign countries to the United States;

•
difficulties and costs associated with complying with a wide variety of complex laws, treaties and regulations;

•
unexpected changes in political or regulatory environments;

•
earnings and cash flows that may be subject to tax withholding requirements or the imposition of tariffs, exchange controls or other restrictions;

•
political and economic instability;

•
import and export restrictions and other trade barriers;

•
difficulties in maintaining overseas subsidiaries and international operations;

•
difficulties in obtaining approval for significant transactions;

•
government limitations on foreign ownership;

•
government takeover or nationalization of business; and

•
government mandated price controls.

Any one or more of the above factors could adversely affect our international operations and could significantly affect our financial condition and results of operations. We have also expanded our participation in certain markets, including China and Brazil. As our international operations and activities expand, we inevitably have greater exposure to the risks of operating in many foreign countries.
Our reported results could be adversely affected by currency exchange rates and currency devaluation could impair our competitiveness.
Due to our international operations, we transact in many foreign currencies, including but not limited to the Euro, Japanese Yen, Chinese Renminbi and Brazilian Real. As a result, we are subject to the effects of changes in foreign currency exchange rates. During times of a strengthening U.S. dollar, our reported net revenues and operating income will be reduced because the local currency will be translated into fewer U.S. dollars. During periods of local economic crisis, local currencies may be devalued significantly against the U.S. dollar, potentially reducing our margin. For example, during the year ended December 31, 2015, unfavorable foreign exchange rate movements impacted net sales, translated into U.S. dollars, by $31 million or 3% of sales compared to the year ended December 31, 2014. Ingevity may enter forward exchange contracts and other financial contracts in an attempt to mitigate the impact of currency rate fluctuations. However, there can be no assurance that such actions will eliminate any adverse impact from variation in currency rates. Also, actions to recover margins may result in lower volume and a weaker competitive position, which may have an adverse effect on our profitability.
Our operations outside the United States require us to comply with a number of U.S. and foreign regulations, violations of which could have a material adverse effect on our financial condition and results of operations.
Our operations outside the United States require us to comply with a number of U.S. and international regulations. For example, our operations in countries outside the United States are subject to the United States Foreign Corrupt Practices Act (“FCPA”), which prohibits U.S. companies and their agents and employees from providing anything of value to a foreign official for the purposes of influencing any act or decision of these individuals in their official capacity to help obtain or retain business, direct business to any person or corporate entity, or obtain any unfair advantage. Our activities may create the risk of unauthorized payments or offers of payments by our employees, agents or joint venture partners that could be in violation of anti-corruption laws, even though these parties are not subject to our control. We have internal control policies and procedures and training and compliance programs for our employees and agents with respect to the FCPA. However, we cannot assure that our policies, procedures and programs always will protect us from reckless or criminal acts committed by our employees or agents. Allegations of violations of applicable anti-corruption laws may result in internal, independent or government investigations. Violations of anti-corruption laws may result in severe criminal or civil sanctions, and we may be subject to other liabilities, which could have a material adverse effect on our financial condition and results of operations.
In addition, the shipment of goods, services and technology across international borders subjects us to extensive trade laws and regulations. Our import activities are governed by the unique customs laws and regulations in each of the countries where we operate. Moreover, many countries, including the United States, control the export and re-export of certain goods, services and technology and impose related export recordkeeping and reporting obligations. Governments may also impose economic sanctions against certain countries, persons and entities that may restrict or prohibit transactions involving such countries, persons and entities, which may limit or prevent our conduct of business in certain jurisdictions.
The laws and regulations concerning import activity, export recordkeeping and reporting, export control and economic sanctions are complex and constantly changing. These laws and regulations can cause delays in shipments and unscheduled operational downtime. Moreover, any failure to comply with applicable legal and regulatory trading obligations could result in criminal and civil penalties and sanctions, such as fines, imprisonment, debarment from governmental contracts, seizure of shipments and loss of import and export privileges. In addition, investigations by governmental authorities as well as legal, social, economic and political issues in these countries could have a material adverse effect on our business, results of operations and financial condition. We are also subject to the risks that our employees, joint venture partners and agents outside of the United States may fail to comply with other applicable laws.
Risks Related to Ingevity’s Business
We are dependent on attracting and retaining key personnel.
The company is dependent upon its senior management, as well as upon engineering, technical, sales and application specialists, together with experienced industry professionals. Our success depends, in part, on our ability to attract, retain and motivate these key performers. Our failure to attract and retain those making significant contributions could adversely affect our financial condition and results of operations.
Adverse conditions in the automotive market may adversely affect demand for our automotive carbon products.
Sales of our automotive carbon product are tied to global automobile production levels. Automotive production in the markets we serve can be affected by macro-economic factors such as interest rates, fuel prices, consumer confidence, employment trends, regulatory and legislative oversight requirements and trade agreements. For example, the global economic downturn in 2008/2009 led to drastic reduction in vehicle sales and even greater reduction in vehicle production as OEMs right-sized their inventories to meet the lower sales volumes. Regional disruptions such as caused by the Japan earthquake and resulting tsunami in March 2011 and Hurricane Sandy in October 2012 can also significantly impact vehicles production and therefore demand for our automotive carbon.
In addition, growth in alternative vehicles, such as all-electric vehicles and hydrogen fuel cell vehicles, which lessen the use of gasoline, may also adversely affect the demand for our products.
If increasingly more stringent air quality standards worldwide are not adopted, our growth could be impacted.
Environmental standards drive the implementation of gasoline vapor emission control systems by automotive manufacturers. Given increasing societal concern over global warming and health hazards associated with poor air quality, there is growing pressure on regulators across the globe to take meaningful action. For those countries that have not significantly regulated gasoline vapor emissions, enacting more stringent regulations governing gasoline vapor emissions represents a significant upside to the company’s automotive carbon business. However, regulators may react to a variety of considerations, including economic and political, that may mean that any such more stringent regulations are delayed or shelved entirely, in one or more countries or regions. As the adoption of more stringent regulations governing gasoline vapor emissions is expected to drive significant growth in our automotive carbon business, the failure to enact such regulations will have a significant impact on the growth prospects of that business.
The company’s printing inks business serves customers in a market that is facing declining volumes.
In recent years, the use of inks in which our printing ink resins are used, such as those made for magazines and catalogues, has significantly decreased, as the printing industry has experienced a reduction in demand due to various factors including the great recession of 2008 and 2009, which severely impacted volumes, and competition from alternative sources of communication, including email, the Web, electronic readers, interactive television and electronic retailing. The impacts of these changes have led to continued intense competition and downward pricing pressures on printing inks, and therefore, our ink products.

The company’s pavement technologies business is heavily dependent on government infrastructure spending.
A significant portion of our customer’s revenues in our pavement technologies business is derived from contracts with various foreign and U.S. governmental agencies, and therefore, when government spending is reduced, our customers’ need for our products is similarly reduced. While we do not do business directly with governmental agencies, our customers provide paving services to, for example, the governments of various jurisdictions within Europe, China, Brazil and India, and we anticipate that revenue either directly or indirectly attributable to such government spending will continue to remain a significant portion of our revenues. Government business is, in general, subject to special risks and challenges, including: delays in funding and uncertainty regarding the allocation of funds to federal, state and local agencies, delays in the expenditures and delays or reductions in other state and local funding dedicated for transportation projects; other government budgetary constraints, cutbacks, delays or reallocation of government funding; long purchase cycles or approval processes; our customers’ competitive bidding and qualification requirements; changes in government policies and political agendas; and international conflicts or other military operations that could cause the temporary or permanent diversion of government funding from transportation or other infrastructure projects.
The company’s oilfield technologies business is significantly affected by trends in oil and natural gas prices that affect the level of exploration, development and production activity.
Demand for our oilfield technologies services and products is particularly sensitive to the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. The level of exploration, development and production activity is directly affected by trends in oil and natural gas prices, which historically have been volatile. Crude oil prices have declined significantly since 2014, with West Texas Intermediate (WTI) oil spot prices declining from a high of  $108 per barrel in June 2014 to a low of  $27 per barrel in January 2016, a level which has not been experienced since 2003, and pricing is not forecasted to improve significantly during 2016. Any prolonged low pricing environment for oil and natural gas is likely to result in reduced demand for our oilfield technology products, which may have a material adverse effect on our results of operations.
In order to compete successfully, we must develop new products and technologies meeting evolving market and customer needs; disruptive technologies could reduce the demand for the company’s products.
Our industries and the end-use markets into which we sell our products experience periodic technological change and product improvement. Our future growth will depend on our ability to gauge the direction of commercial and technological progress in key end-use markets and on our ability to fund and successfully develop, manufacture and market products in such changing end-use markets. If we fail to keep pace with the evolving technological innovations in our end-use markets on a competitive basis, including with respect to innovation with regard to the development of alternative uses for, or application of, products developed that utilize such end-use products, our financial condition and results of operations could be adversely affected. Similarly, we face competition in our applications. Disruptive technology involving new or superior solutions could reduce the demand for the company’s products.
If we are unable to adequately protect our intellectual property, we may lose significant competitive advantages.
Intellectual property rights, including patents, trade secrets, confidential information, trademarks, trade names and trade dress, are important to our business. We will endeavor to protect our intellectual property rights in key jurisdictions in which our products are produced or used, in jurisdictions into which our products are imported, and in jurisdictions where our competitors have significant manufacturing capabilities. Our success will depend to a significant degree upon our ability to protect and preserve our intellectual property rights. However, we may be unable to obtain or maintain protection for our intellectual property in key jurisdictions. Although we own and have applied for numerous patents and trademarks throughout the world, we may have to rely on judicial enforcement of our patents and other proprietary rights. Our patents and other intellectual property rights may be challenged, invalidated, circumvented and rendered unenforceable or otherwise compromised. A failure to protect, defend or enforce our intellectual property could have an adverse effect on our financial condition and results of operations. Similarly, third parties may assert claims against us and our customers and distributors alleging our products infringe upon third party intellectual property rights.
We also rely materially upon unpatented proprietary technology, know-how and other trade secrets to maintain our competitive position. While we maintain policies to enter into confidentiality agreements with our employees and third parties to protect our proprietary expertise and other trade secrets, these agreements may not be enforceable or, even if legally enforceable, we may not have adequate remedies for breaches of such agreements. We also may not be able to readily detect breaches of such agreements. The failure of our patents or confidentiality agreements to protect our proprietary technology, know-how or trade secrets could result in significantly lower revenues, reduced profit margins or loss of market share.
If we must take legal action to protect, defend or enforce our intellectual property rights, any suits or proceedings could result in significant costs and diversion of our resources and our management’s attention, and we may not prevail in any such suits or proceedings. A failure to protect, defend or enforce our intellectual property rights could have an adverse effect on our results of operations.
Our Performance Chemicals segment is highly dependent on CTO which is limited in supply; lack of access to sufficient CTO would impact our ability to produce CTO-based products.
The availability of CTO is essential to the company’s Performance Chemicals segment. Availability of CTO is directly linked to the production output of kraft mills using pine as their source of pulp. As a result, there is a finite global supply of CTO — with global demand for kraft board driving the global supply of CTO, rather than demand for CTO itself. Most of the CTO made available for sale by its producers in North America is covered by long-term supply agreements, further constraining availability.
At the time of the separation, we intend to enter into a long-term supply agreement with WestRock pursuant to which we will initially purchase all of the CTO output from WestRock’s existing kraft mills, subject to certain exceptions. See “Certain Relationships and Related Person Transactions — Crude Tall Oil and Black Liquor Soap Skimmings Agreement.” This agreement will include pricing terms based on market prices plus a premium for volume and length of supply. Under this agreement, based on WestRock’s current output, we expect to initially source approximately 45% to 55% of our CTO requirements for the maximum operating rates of our North American facilities. We also have agreements with other suppliers to satisfy substantially all of the balance of our expected requirements of CTO for 2016, all as described more specifically under “Business — Raw Materials and Energy.”
Pricing for the products in our agreement with WestRock will be determined by preset formulas, which use as inputs the prevailing market prices of products at the time of purchase plus a premium for volume and length of supply. The pricing formulas are subject to certain pricing floors as set forth in the agreement. If the pricing floors exceed the prevailing market price of products our results of operations could be materially and adversely affected. Given the take-or-pay requirements of the agreement, in adverse market conditions we could be required to purchase CTO from WestRock at prices where our results of operations could be materially and adversely affected.
If any of our suppliers (including WestRock) fail to meet their respective obligations under our supply agreements or we are otherwise unable to procure an adequate supply of CTO, we would be unable to produce the quantity of products that we have historically produced and our results of operations would be materially and adversely affected.
Beginning in 2025, either party may provide a notice to the other party terminating the agreement five years from the date of such notice. Beginning one year after such notice, the quantity of products provided by WestRock under the agreement will be gradually reduced over a four-year period based on the schedule set forth in the agreement. In addition, from 2022 until 2025, either party may provide a one-year notice to remove a kraft mill as a supply source. The two largest kraft mills under the agreement currently are expected to supply approximately 18.5% to 20% and 16.5% to 17.5%, respectively, of the total amount of products expected to be supplied under our agreement with WestRock. If WestRock exercises its rights to terminate the agreement or remove a kraft mill as a supply source, and we are unable to arrange for a substitute supply of CTO, we would be unable to continue to produce the same quantity of products and our results of operations could be materially and adversely affected.

WestRock has the right to solicit higher third-party offers through a meet-or-release provision. For additional information, see “Certain Relationships and Related Person Transactions — Crude Tall Oil and Black Liquor Soap Skimmings Agreement.” If WestRock exercises these rights, and we are otherwise unable to procure an adequate supply of CTO on similar terms, we could have to pay higher prices or be unable to produce the quantity of products that we have historically produced, which could have a material adverse effect on our results of operations.
There are other pressures on the availability of CTO. Some pulp or paper mills may choose to consume their production of CTO to meet their energy needs rather than sell the CTO to third parties. Also, as described below, there are regulatory pressures that may incentivize suppliers of CTO to sell CTO into alternative fuel markets rather than to historical end users such as Ingevity. Furthermore, weather conditions have in the past and may in the future affect the availability and quality of pine trees used in the kraft pulping process and therefore the availability of CTO meeting Ingevity’s quality standards. For example, the combined impact of Hurricane Katrina in August 2005 and Hurricane Rita in September 2005 caused significant damage to forests throughout the southern United States. This significantly affected the availability and quality of the supply of CTO during late 2005 and into 2006.
The European Union’s Directive 2009/28 on the promotion of the use of energy from renewable resources (“Renewable Energy Directive” or “RED”) and similar legislation in the United States and elsewhere may incentivize the use of CTO as a feedstock for production of alternative fuels.
In December 2008, the European Union adopted the Renewable Energy Directive, which established a 20% EU-wide target for energy consumed from renewable sources relative to the EU’s gross final consumption of energy, as well as a 10% target for energy consumed from renewable sources in the transport section. In order to reach these targets, the RED established mandatory targets for each Member State and required each Member State to adopt a national renewable energy action plan setting forth measures to achieve its national targets. The RED also established sustainability criteria for biofuels, which must be satisfied in order for the consumption of a fuel to count toward a Member State’s national targets. CTO-based biofuel currently satisfies the RED’s biofuel sustainability criteria.
In spring 2015, the EU adopted amendments to the Renewable Energy Directive. RED now expressly lists CTO as a residue-type feedstock whose use in biofuel would make that biofuel eligible for double counting towards national targets of the Member States, and at least two Member States additionally have or plan fiscal incentives for the domestic marketing of CTO-based and other qualifying biofuels.
In addition to these developments in the European Union, various pieces of legislation regarding the use of alternative fuels have been introduced in the United States.
Because the supply of CTO is inherently constrained by the volume of kraft pulp processing, any diversion of CTO for production of alternative fuels would reduce the available supply of CTO as the principal raw material of the pine chemicals industry. As described above, the company is highly dependent on CTO as an essential raw material, and if the company is unable to procure an adequate supply of CTO due to competing new uses such as for biofuel production, the company’s results of operations would be materially and adversely affected.
Pricing for CTO is subject to particular pricing pressures by reason of limited supply and competing demands for end use, and we may be limited in our ability to pass on increased costs to our customers.
Pricing for CTO (which accounts for approximately 17 percent of all of our cost of sales and 41 percent of our raw materials purchases for 2015) is subject to particular pricing pressures by reasons of the limited supply elasticity of the product and competing demands for its use, all of which drive pressure on price:
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CTO is a product of the kraft pulping process, and the global supply of CTO is inherently constrained by the volume of kraft pulping processing (see “Business — Raw Materials and Energy”);

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CTO can be burned as alternative fuels, either in support of the originating pulp mill operations, by energy companies or biofuel companies; and

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Regulations or other incentives to mandate or encourage the consumption of biofuels as alternatives, including CTO.

We may not have the ability to pass through any increases in our cost of CTO to our customers in the form of price increases or other adjustments, with a resulting material adverse effect on our results of operations. Additionally, we may be placed at a competitive disadvantage relative to our competitors who rely on different primary raw materials or who have more favorable terms with their suppliers.
We are also dependent on other raw materials, and these are also subject to pricing pressures; lack of access to these raw materials and inability to pass on price increases could adversely affect our financial condition and results of operations.
The company is dependent on other raw materials, including sawdust, phosphoric acid, ethyleneamines and lignin. Raw material costs are a significant operating expense of the company. The cost of raw materials can be volatile and subject to increases as a result of, among other things, changing economic conditions, political or policy considerations, supply and demand levels, instability in energy producing nations, and natural events such as extreme weather events or even insect infestations. Any interruption in the supply of the raw materials on which we depend, and any increases on the cost of raw materials that we are not able to pass on to customers in the form of price increases or other adjustments, may materially impact our financial condition and results of operations.
A prolonged period of low energy prices may materially impact our results of operations.
The price of energy may directly or indirectly impact demand, pricing or the profitability for certain Ingevity products. As petroleum oil prices fall or change rapidly, Ingevity products may be disadvantaged due to the fact that CTO and black liquor soap skimmings (“BLSS”) are thinly traded commodities with pricing commonly established for periods ranging from one quarter to one year periods of time. Due to this, alternative technologies which compete with product offerings provided by Ingevity may be advantaged from time to time in the market place. Protracted periods of high volatility or sustained oversupply of petroleum oil may also translate into increased competition from petroleum-based alternatives which would otherwise be consumed in petroleum transportation fuel blends. In addition, pricing for competing naturally derived oils such as palm or soybean is likely to provide further pressure on pricing of the company’s products during periods of depressed petroleum prices. See also “Risk Factors — Pricing for CTO is subject to particular pricing pressures by reason of limited supply and competing demands for end use, and we may be limited in our ability to pass on increased costs to our customers.”
We face competition from producers of substitute products.
The company faces competition from a number of products that are potential substitutes for our products. In particular, hydrocarbon and gum rosin-based products compete with TOR-based resins in the adhesives and inks markets. The price of gum rosin has a significant impact on the market price for TOR and rosin derivatives and the price of gum rosin is driven by labor rates, land leasing costs and various other factors that are not within our control. Animal and vegetable-based fatty acids compete with TOFA products in lubricant and industrial specialties. The market price for TOFA products is impacted by the prices of other fats and oils and the prices for other fats and oils is driven by actual and expected harvest rates, crude oil prices and the biofuel market.
Disruptions at any of our manufacturing facilities or within our supply chain could negatively impact our production.
An operational disruption in any of our facilities could negatively impact production and our financial results. The occurrence of a natural disaster, such as a hurricane, tropical storm, earthquake, tornado, severe weather, flood, fire or other unanticipated problems such as labor difficulties, equipment failure or unscheduled maintenance could cause operational disruptions of varied duration. These types of disruptions could materially adversely affect our financial condition and results of operations to varying degrees dependent upon the facility, the duration of the disruption, our ability to shift business to another facility or find alternative sources of materials or energy. Any losses due to these events may not be covered by our existing insurance policies or may be subject to certain deductibles.

We could be similarly adversely affected by disruptions within our supply chain and transportation network. Our products are transported by truck, rail, barge or ship by third-party providers. The costs of transporting our products could be negatively affected by factors outside of our control, including rail service interruptions or rate increases, tariffs, rising fuel costs and capacity constraints. Significant delays or increased costs affecting these transportation methods could materially affect our financial condition and results of operations. Disruptions at our suppliers could lead to short term or longer rises in raw material or energy costs and/or reduced availability of materials or energy, potentially affecting financial condition and results of operations.
We are dependent upon third parties for the provision of certain critical operating services at several of our facilities.
We are dependent upon third parties for the provision of certain critical operating services at our Wickliffe, Kentucky and Covington, Virginia carbon facilities and at our Charleston, South Carolina performance chemicals facility.
We are dependent on the WestRock Covington, Virginia paper mill for the provision of electricity, water, compressed air, steam and wastewater treatment to our Covington carbon facility and we are similarly dependent on the KapStone Paper and Packaging Corporation (“KapStone”) North Charleston, South Carolina paper mill for the provision of water, compressed air, steam and wastewater treatment at our North Charleston performance chemicals facility. We have existing long term contractual arrangements covering these services for our North Charleston facility and will enter into new long term contractual arrangements on arms’ length commercial terms for our Covington facility. The provision of these services would be at risk if any of the counterparties were to idle or permanently shut down the associated mill, or if operations at the associated mill were disrupted due to natural or other disaster, or by reason of strikes or other labor disruptions, or if there were a significant contractual dispute between the parties.
In the event that WestRock or KapStone were to fail to provide the contracted services, we would be required to obtain these services from other third parties at an increased cost or to expend capital to provide these services ourselves. The expenses associated with obtaining or providing these services, as well as any interruption in our operations as a result of the failure of the counterparty to provide these services, may be significant and may adversely affect our financial condition and results of operations.
Furthermore, in the event that the WestRock Covington, Virginia paper mill wastewater treatment operations do not comply with permits or applicable law and WestRock is unable to determine the cause of such compliance, then we will be responsible for between 10% and 50% of the costs and expenses of such noncompliance (increasing in 10% increments per violation during each twelve (12) month period) despite representing less than 3% of the total wastewater volume. These costs and expenses may be significant and may adversely affect our financial condition and results of operations.
Additionally, our Covington carbon facility is located on real property leased from WestRock pursuant to a long-term lease agreement, and is surrounded by the WestRock paper mill, and a portion of our North Charleston performance chemicals facility is located on real property leased from KapStone and is adjacent to the KapStone paper mill. In the event we were to have a dispute with WestRock or KapStone regarding the terms of our lease agreement, or we were otherwise unable to fully access or utilize the leased property, the associated business disruption may be significant and may adversely affect our financial condition and results of operations.
We are also dependent on third parties for the disposal of brine, which results from our own conversion of BLSS into CTO. If these service providers do not perform under their contracts, the costs of disposing of brine ourselves, including, for example, the transportation costs, could be significant.
Work stoppages and other labor relations matters may have an adverse effect on our financial condition and results of operations.
A number of our employees are governed by collective bargaining agreements (“CBAs)”. From time to time the company engages in negotiations to renew CBA’s as those contracts are scheduled to expire. While the company has generally positive relations with its labor unions, there is no guarantee the Company will be able to successfully negotiate new union contracts without work stoppages, labor difficulties or unfavorable terms. If we were to experience any extended interruption of operations at any of our facilities as a result of strikes or other work stoppages, our results of operations and financial condition could be materially and adversely affected. In addition, due to the co-location of our Covington, Virginia and North Charleston, South Carolina facilities within the WestRock and KapStone facilities, a strike or work stoppage at either of those facilities could cause disruptions at our facilities, and our results of operations could be materially and adversely affected.
The collective bargaining agreement with the Covington Papers Union (“CPU”) covering certain employees in the company’s Covington, Virginia facility also covers certain employees of the WestRock Company paper mill. Similarly, the collective bargaining agreement with the International Brotherhood of Electrical Workers (“IBEW”) also covers employees at both facilities. The CPU agreement is scheduled to expire in December 2016 and the IBEW agreement is scheduled to expire in January 2017.
Our business involves hazards associated with chemical manufacturing, storage, transportation and disposal.
There are hazards associated with the chemicals we manufacture and the related storage and transportation of our raw materials, including common solvents, such as toluene and methanol, and reactive chemicals, such as acrylic acid, all of which fall under the OSHA Process Safety Management Code. These hazards could lead to an interruption or suspension of operations and have an adverse effect on the productivity and profitability of a particular manufacturing facility or on us as a whole. While we endeavor to provide adequate protection for the safe handling of these materials, issues could be created by various events, including natural disasters, severe weather events, acts of sabotage and performance by third parties, and as a result we could face the following potential hazards: piping and storage tank leaks and ruptures; mechanical failure; employee exposure to hazardous substances; and chemical spills and other discharges or releases of toxic or hazardous substances or gases.
These hazards may cause personal injury and loss of life, damage to property and contamination of the environment, which could lead to government fines, work stoppage injunctions, lawsuits by injured persons, damage to our public reputation and brand and diminished product acceptance. If such actions are determined adversely to us or there is an associated economic impact to our business, we may have inadequate insurance or cash flow to offset any associated costs. Such outcomes could adversely affect our financial condition and results of operations.
Regulation of exposure to certain process chemicals could require expenditures or changes to our product formulations.
Certain regulations applicable to our operations, including the Occupational Safety and Health Act and the Toxic Substances Control Act in the United States and the Registration, Evaluation and Authorization of Chemicals, or REACH, directive in Europe, prescribe limits restricting exposure to a number of chemicals used in our operations, including formaldehyde and nonylphenol, a raw material used in the manufacture of phenolic ink resins. Future studies on the health effects of chemicals used in our operations, including nonylphenol and bisphenol A, which is used in our TOR-based ink resins, may result in additional regulation or new requirements in the United States, Europe and elsewhere, which might further restrict or prohibit the use of, and exposure to, these chemicals. Additional regulation of or requirements for these or other chemicals could require us to change our operations, and these changes could affect the quality or types of products we manufacture and/or materially increase our costs.
The company’s operations are subject to a wide range of general and industry specific environmental laws and regulations.
The company’s operations are subject to a wide range of general and industry-specific environmental laws and regulations, including for example related to bisphenol A, formaldehyde and air emissions. Changes in environmental laws and regulations, or their application, could subject the company to significant additional capital expenditures and operating expenses in future years. However, any such changes are uncertain and, therefore, it is not possible for the company to predict with certainty the amount of additional capital expenditures or operating expenses that could be necessary for compliance with respect to any such changes.

We are subject to cyber-security risks related to our intellectual property and certain other data.
We use information technologies to retain certain of our intellectual property, as well as to securely manage operations and various business functions. Our systems are potentially subject to attempts by third parties to access information or to disrupt our systems. Despite our security design and controls, and those of our third party providers, we could become subject to cyber-attacks which could result in operational disruptions or the misappropriation of sensitive data. There can be no assurance that such disruptions or misappropriations and the resulting repercussions will not be material to our financial condition or results of operations.
We are dependent on certain customers.
We have certain large customers in particular businesses, the loss of which could have a material adverse effect on the segment’s sales and, depending on the significance of the loss, our results of operations, financial condition or cash flows. Sales to the company’s ten largest customers (across both segments) accounted for 37% of total sales for 2015. One customer, the Flint Group, accounted for more than 10% of total sales for 2015, with no other customer accounting for more than 6% of total sales. With some exceptions, our business with those large customers is based primarily upon individual purchase orders. As such, our customers could cease buying our products from us at any time, for any reason, with little or no recourse. If a major customer or multiple smaller customers elected not to purchase products from us, our business prospects, financial condition and results of operations would be materially adversely affected.
The inability to make or effectively integrate future acquisitions may affect our results.
As part of our growth strategy, we may pursue acquisitions of complementary businesses and product lines or invest in joint ventures. The ability to grow through acquisitions or other investments depends upon our ability to identify, negotiate, complete and integrate suitable acquisitions or joint venture arrangements. If we fail to successfully integrate acquisitions into our existing business, our financial condition and results of operations could be adversely affected.
Risks Related to the Separation
The combined post-separation value of WestRock and Ingevity shares may not equal or exceed the pre-separation value of WestRock common shares.
As a result of the distribution, WestRock expects the trading price of WestRock common shares immediately following the distribution to be lower than the “regular-way” trading price of such shares immediately prior to the distribution because the trading price will no longer reflect the full value of the specialty chemicals business. There can be no assurance that the aggregate market value of the WestRock common shares and the Ingevity common stock following the separation will be higher or lower than the market value of WestRock common shares would have been if the separation did not occur.
Ingevity has no history of operating as an independent company, and Ingevity’s historical and pro forma financial information is not necessarily representative of the results that it would have achieved as a separate, publicly traded company and may not be a reliable indicator of its future results.
The historical information about Ingevity in this information statement refers to Ingevity’s business as operated by and integrated with WestRock. Ingevity’s historical and pro forma financial information included in this information statement is derived from the consolidated financial statements and accounting records of WestRock. Accordingly, the historical and pro forma financial information included in this information statement does not necessarily reflect the financial condition, results of operations or cash flows that Ingevity would have achieved as a separate, publicly traded company during the periods presented or those that Ingevity will achieve in the future, including as a result of the factors described below:
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Prior to the separation, Ingevity’s business has been operated by WestRock as part of its broader corporate organization, rather than as an independent company. WestRock or one of its affiliates performed various corporate functions for Ingevity, such as information technology, legal, treasury, accounting, auditing, human resources, public affairs and finance. Ingevity’s historical and pro forma financial results reflect allocations of corporate expenses from WestRock for such functions and could be less than the expenses Ingevity would have incurred had it operated as a separate publicly traded company.
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Currently, Ingevity’s business is integrated with the other businesses of WestRock. Historically, Ingevity has shared economies of scope and scale in costs, employees, vendor relationships and customer relationships. Although Ingevity will enter into transition agreements with WestRock, these arrangements may not fully capture the benefits that Ingevity has enjoyed as a result of being integrated with WestRock and may result in Ingevity paying higher charges than in the past for these services. This could have an adverse effect on Ingevity’s results of operations and financial condition following the completion of the separation.

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Generally, Ingevity’s working capital requirements and capital for its general corporate purposes, including acquisitions and capital expenditures, have historically been satisfied as part of the corporate-wide cash management policies of WestRock. Following the completion of the separation, Ingevity may need to obtain additional financing from banks, through public offerings or private placements of debt or equity securities, strategic relationships or other arrangements, which may or may not be available and may be more costly.

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After the completion of the separation, the cost of capital for Ingevity’s business may be higher than WestRock’s cost of capital prior to the separation.

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Ingevity’s historical financial information does not reflect the debt that it will incur as part of the separation.

Other significant changes may occur in Ingevity’s cost structure, management, financing and business operations as a result of operating as a company separate from WestRock. For additional information about the past financial performance of Ingevity’s business and the basis of presentation of the historical combined financial statements and the unaudited pro forma combined financial statements of Ingevity’s business, see “Unaudited Pro Forma Combined Financial Statements,” “Selected Historical Combined Financial Information of Ingevity” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ingevity” and the historical financial statements and accompanying notes included elsewhere in this information statement.
There could be significant liability if the separation, distribution and/or certain related transactions are determined to be taxable.
WestRock received a private letter ruling from the IRS on January 4, 2016, regarding certain U.S. federal income tax matters relating to the separation, distribution and certain related transactions. Conditions to the distribution include that (i) the private letter ruling received from the IRS regarding certain U.S. federal income tax matters relating to the separation, distribution and certain related transactions shall not have been modified or revoked, and (ii) WestRock shall have received opinions from its outside tax advisors regarding the qualification of the distribution, together with certain related transactions, as a transaction that is tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code. The private letter ruling and opinions will be based on and will rely on, among other things, certain facts, assumptions, representations, statements and undertakings from WestRock and Ingevity regarding the past and future conduct of the companies’ respective businesses and other matters. If any of these facts, assumptions, statements, representations or undertakings is, or becomes, inaccurate or incomplete, or if WestRock or Ingevity breaches any of its respective covenants in the separation documents, the IRS private letter ruling and/or the opinion of counsel may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding the IRS private letter ruling and the opinion of counsel, the IRS could determine that the separation should be treated as a taxable transaction if it determines that any of these representations, assumptions or undertakings upon which such IRS private letter ruling or opinion was based are incorrect or have been violated or if it disagrees with the conclusions in the opinion of counsel. The IRS private letter ruling does not address all of the issues that are relevant to determining whether the separation, distribution and certain related transactions will be generally tax-free for U.S. federal income tax purposes, and any opinion of outside counsel or other external tax advisor represents the judgment of such counsel or advisor, which is not binding on the IRS or any court. Accordingly, notwithstanding receipt of the IRS private letter ruling and the tax opinions referred to above, there can be no assurance that the IRS will not assert that the separation, distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge.
If the distribution and/or certain related transactions failed to qualify as a transaction that is generally tax-free under Sections 368(a)(1)(D) and 355 of the Code, in general, WestRock would recognize taxable gain as if it had sold the Ingevity common stock in a taxable sale for its fair market value, WestRock stockholders who receive Ingevity common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares and we could incur significant liabilities. For more information, please refer to “Certain Material U.S. Federal Income Tax Consequences of the Distribution.”
Ingevity may not be able to engage in certain corporate actions after the separation.
To preserve the tax-free treatment to WestRock of the separation and the distribution, under the tax matters agreement that Ingevity will enter into with WestRock, Ingevity and its subsidiaries will be restricted from taking or failing to take any action that prevents the distribution and/or certain related transactions from being tax-free for U.S. federal income tax purposes. Under the tax matters agreement, prior to or on the 25-month anniversary of the distribution date, Ingevity will be prohibited, except in certain circumstances, from:
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entering into any transaction resulting in the acquisition of 50% or more of its stock (by vote or value, taking into account the stock indirectly acquired by Rock-Tenn stockholders in the Merger) or a substantial portion of its assets, whether by merger or otherwise;

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merging, consolidating, dissolving or liquidating, or permitting any of its subsidiaries to merge, consolidate, dissolve or liquidate;

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issuing equity securities beyond certain thresholds;

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taking any action affecting the relative voting rights of Ingevity stock;

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redeeming or repurchasing its capital stock beyond certain thresholds; and

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ceasing to actively conduct certain businesses.

These restrictions may limit Ingevity’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. In addition, under the tax matters agreement, Ingevity will be required to indemnify WestRock against any of WestRock’s tax liabilities as a result of the acquisition of Ingevity’s stock or assets, even if Ingevity did not participate in or otherwise facilitate the acquisition. For more information, see “Certain Relationships and Related Person Transactions — The Tax Matters Agreement.”
We will be subject to continuing contingent tax-related liabilities of WestRock following the distribution.
Under the Code, each corporation that was a member of WestRock's consolidated tax reporting group during any taxable period or portion of any taxable period ending on or before the effective time of the distribution is severally liable for the U.S. federal income tax liability of the entire consolidated tax reporting group for such taxable period. In connection with the separation, we will enter into a Tax Matters Agreement with WestRock that will allocate the responsibility for prior period taxes of WestRock's consolidated tax reporting group between us and WestRock. If WestRock were unable to pay any prior period taxes for which it is responsible, however, we could be required to pay the entire amount of such taxes, and such amounts could be significant. The Tax Matters Agreement generally gives WestRock discretion to handle consolidated tax returns and audits for pre-distribution periods in a manner which may be unfavorable to us and which may result in additional tax costs to us. For a more detailed description of the Tax Matters Agreement, see “Certain Relationships and Related Person Transactions — The Tax Matters Agreement.”

Until the separation occurs, the terms of the separation may be changed in ways which may be unfavorable to Ingevity.
Until the separation occurs, Ingevity will be a wholly owned subsidiary of WestRock. Accordingly, WestRock will effectively have the sole and absolute discretion to determine and change the terms of the separation, including the establishment of the record date for the distribution and the distribution date. These changes could be unfavorable to Ingevity.
Ingevity may not achieve some or all of the expected benefits of the separation, and the separation may adversely affect Ingevity’s business.
Ingevity may not be able to achieve the full strategic and financial benefits expected to result from the separation, or such benefits may be delayed or not occur at all. The separation and distribution are expected to provide the following benefits, among others:
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enhanced strategic and management focus;

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more efficient allocation of capital;

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direct access to capital markets; and

•
alignment of incentives with performance objectives.

Ingevity may not achieve these and other anticipated benefits for a variety of reasons, including, among others: (a) the separation will require significant amounts of management’s time and effort, which may divert management’s attention from operating and growing Ingevity’s business; (b) following the separation, Ingevity may be more susceptible to market fluctuations and other adverse events than if it were still a part of WestRock; (c) following the separation, Ingevity’s business will be less diversified than WestRock’s business prior to the separation; and (d) the other actions required to separate WestRock’s and Ingevity’s respective businesses could disrupt Ingevity’s operations. If Ingevity fails to achieve some or all of the benefits expected to result from the separation, or if such benefits are delayed, the business, financial conditions and results of operations of Ingevity could be adversely affected.
Ingevity will be dependent upon WestRock for the performance of obligations under various critical agreements that will be executed as part of the separation.
In connection with the separation, Ingevity and WestRock will enter into a separation and distribution agreement and will also enter into various other agreements, including a transition services agreement, intellectual property matters agreement, a tax matters agreement, and an employee matters agreement. These transaction agreements will determine the allocation of assets and liabilities between the companies following the separation for those respective areas, will include any necessary indemnifications related to liabilities and obligations and will provide for certain important services to be performed between the companies. Ingevity will rely on WestRock to satisfy its performance and payment obligations under these agreements. If WestRock is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, Ingevity could incur operational difficulties or losses. If Ingevity does not have in place its own systems and services, or if Ingevity does not have agreements with other providers of these services once the transition services agreement expires, Ingevity may not be able to operate its business effectively and its profitability may decline. Ingevity is in the process of creating its own, or engaging third parties to provide, systems and services to replace many of the systems and services that WestRock currently provides to Ingevity. However, Ingevity may not be successful in implementing these systems and services or in transitioning data from WestRock’s systems to Ingevity. For more information, please see “Risk Factors — Our Performance Chemicals segment is highly dependent on CTO which is limited in supply; lack of access to sufficient CTO would impact our ability to produce CTO-based products” and “Risk Factors — We are dependent upon third parties for the provision of certain critical operating services at several of our facilities.”
Challenges in the commercial and credit environments may materially adversely affect Ingevity’s ability to complete the separation and Ingevity’s future access to capital.
Ingevity’s ability to issue debt or enter into other financing arrangements on acceptable terms could be materially adversely affected if there is a material decline in the demand for Ingevity’s products or in the solvency of its customers or suppliers or if other significantly unfavorable changes in economic conditions occur. Volatility in the world financial markets could increase borrowing costs or affect Ingevity’s ability to gain access to the capital markets, which could have a material adverse effect on Ingevity’s competitive position, business, financial condition, results of operations and cash flows.
Our accounting and other management systems and resources may not be adequately prepared to meet the financial reporting and other requirements to which we will be subject following the distribution.
Our financial results previously were included within the consolidated results of WestRock, and our reporting and control systems were appropriate for those of subsidiaries of a public company. Prior to the distribution, we were not directly subject to reporting and other requirements of the Exchange Act and Section 404 of the Sarbanes-Oxley Act of 2002. Following the distribution, we are subject to such reporting and other requirements, which require, among other things, annual management assessments of the effectiveness of our internal controls over financial reporting and a report by our independent registered public accounting firm addressing these assessments. These and other obligations place significant demands on our management, administrative and operational resources, including accounting and IT resources.
To comply with these requirements, we have upgraded and continue to upgrade our systems, including computer hardware infrastructure, implementation of additional financial and management controls, reporting systems and procedures, and we continue to hire additional accounting, finance and IT staff. If we are unable to upgrade our financial and management controls, reporting systems, IT and procedures in a timely and effective fashion, our ability to comply with our financial reporting requirements and other rules that apply to reporting companies could be impaired. Any failure to achieve and maintain effective internal controls could have an adverse effect on our business, financial condition, results of operations and cash flows.
Risks Relating to Ingevity’s Common Stock
Ingevity cannot be certain that an active trading market for its common stock will develop or be sustained after the separation, and following the separation, Ingevity’s stock price may fluctuate significantly.
A public market for Ingevity common stock does not currently exist. Ingevity anticipates that on or prior to the record date for the distribution, trading of shares of its common stock will begin on a “when-issued” basis and will continue through the distribution date. However, Ingevity cannot guarantee that an active trading market will develop or be sustained for its common stock after the separation, nor can Ingevity predict the prices at which shares of its common stock may trade after the separation. Similarly, Ingevity cannot predict the effect of the separation on the trading prices of its common stock or whether the combined market value of the shares of Ingevity common stock and the WestRock common shares will be less than, equal to or greater than the market value of WestRock common shares prior to the separation.
The market price of Ingevity common stock may fluctuate significantly due to a number of factors, some of which may be beyond Ingevity’s control, including:
•
actual or anticipated fluctuations in Ingevity’s operating results;

•
changes in earnings estimated by securities analysts or Ingevity’s ability to meet those estimates;

•
the operating and stock price performance of comparable companies;

•
changes to the regulatory and legal environment under which Ingevity operates; and

•
domestic and worldwide economic conditions.

We cannot guarantee the timing, amount or payment of any dividends on our common stock in the future.
The payment and amount of any dividend will be subject to the sole discretion of our post-distribution, independent board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurances that we will pay a dividend. For more information, see the section entitled “Dividend Policy.”
Your percentage of ownership in Ingevity may be diluted in the future.
In the future, your percentage ownership in Ingevity may be diluted because of equity issuances for acquisitions, capital market transactions or otherwise, including equity awards that Ingevity will be granting to Ingevity’s directors, officers and certain employees. Certain of Ingevity’s employees will have options to purchase shares of its common stock after the distribution as a result of conversion of their WestRock stock options (in whole or in part) to Ingevity stock options. Ingevity anticipates its compensation committee will grant additional stock options or other stock-based awards to certain employees after the distribution. Such awards will have a dilutive effect on Ingevity’s earnings per share, which could adversely affect the market price of Ingevity’s common stock. From time to time, Ingevity will issue additional options or other stock-based awards to certain employees under Ingevity’s employee benefits plans.
In addition, Ingevity’s amended and restated certificate of incorporation will authorize Ingevity to issue, without the approval of Ingevity’s stockholders, one or more classes or series of preferred stock having such designation, powers, preferences and relative, participating, optional and other special rights, including preferences over Ingevity’s common stock respecting dividends and distributions, as Ingevity’s board of directors generally may determine. The terms of one or more classes or series of preferred stock could dilute the voting power or reduce the value of Ingevity’s common stock. For example, Ingevity could grant the holders of preferred stock the right to elect some number of Ingevity’s directors in all events or on the happening of specified events or the right to veto specified transactions. Similarly, the repurchase or redemption rights or liquidation preferences Ingevity could assign to holders of preferred stock could affect the residual value of the common stock. For more information, see the section entitled “Description of Capital Stock.”
Certain provisions in Ingevity’s amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of Ingevity, which could depress the trading price of Ingevity’s common stock.
Ingevity’s amended and restated certificate of incorporation and amended and restated bylaws will contain, and Delaware law contains, provisions that are intended to deter coercive takeover practices and inadequate takeover bids by making such practices or bids unacceptably expensive to the bidder and to encourage prospective acquirers to negotiate with Ingevity’s board of directors rather than to attempt a hostile takeover. These provisions include, among others:
•
the inability of Ingevity’s stockholders to act by written consent;

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rules regarding how stockholders may present proposals or nominate directors for election at stockholder meetings;

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the right of Ingevity’s board to issue preferred stock without stockholder approval;

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the ability of Ingevity’s remaining directors to fill vacancies on Ingevity’s board of directors;

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the division of Ingevity’s board of directors into three classes of directors, which classification will terminate beginning at the company’s 2019 annual meeting;

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the inability of Ingevity’s stockholders to remove directors other than for cause while the board is classified; and

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the requirement that the affirmative vote of holders of at least 75% of Ingevity’s outstanding voting stock is required to amend certain provisions of Ingevity’s amended and restated certificate of incorporation and amended and restated bylaws.

In addition, because Ingevity has not chosen to be exempt from Section 203 of the Delaware General Corporation Law (the “DGCL”), this provision could also delay or prevent a change of control that you may favor. Section 203 provides that, subject to limited exceptions, persons that acquire, or are affiliated with persons that acquire, more than 15% of the outstanding voting stock of a Delaware corporation shall not engage in any business combination with that corporation, including by merger, consolidation or acquisitions of additional shares, for a three-year period following the date on which that person or its affiliates becomes the holder of more than 15% of the corporation’s outstanding voting stock.
Ingevity believes these provisions will protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with Ingevity’s board of directors and by providing Ingevity’s board of directors with more time to assess any acquisition proposal. These provisions are not intended to make Ingevity immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some stockholders and could delay or prevent an acquisition that Ingevity’s board of directors determines is not in the best interests of Ingevity and Ingevity’s stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
In addition, an acquisition or further issuance of Ingevity’s stock could trigger the application of Section 355(e) of the Code. For a discussion of Section 355(e), see “Certain Material U.S. Federal Income Tax Consequences of the Distribution.” Under the tax matters agreement, Ingevity would be required to indemnify WestRock for the resulting tax, and this indemnity obligation might discourage, delay or prevent a change of control that you may consider favorable. For more information, see “Certain Relationships and Related Person Transactions — The Tax Matters Agreement.”
Ingevity’s amended and restated bylaws will designate the state courts within the State of Delaware as the sole and exclusive forum for certain types of actions and proceedings that may be initiated by Ingevity’s stockholders, which could discourage lawsuits against Ingevity and Ingevity’s directors and officers.
Ingevity’s amended and restated bylaws will provide that unless the board of directors otherwise determines, a state court within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Ingevity, any action asserting a claim of breach of a fiduciary duty owed by any director of officer of Ingevity to Ingevity or Ingevity’s stockholders, creditors or other constituents, any action asserting a claim against Ingevity or any director or officer of Ingevity arising pursuant to any provision of the DGCL, or Ingevity’s amended and restated certificate of incorporation or bylaws, or any action asserting a claim against Ingevity or any director or officer of Ingevity governed by the internal affairs doctrine. However, if no state court located within the State of Delaware has jurisdiction, the action may be brought in the federal district court for the District of Delaware. Although Ingevity’s amended and restated bylaws will include this exclusive forum provision, it is possible that a court could rule that this provision is inapplicable or unenforceable. This exclusive forum provision may limit the ability of Ingevity’s stockholders to bring a claim in a judicial forum that such stockholders find favorable for disputes with Ingevity or Ingevity’s directors or officers, which may discourage such lawsuits against Ingevity and Ingevity’s directors and officers. Alternatively, if a court were to find this exclusive forum provision inapplicable to, or unenforceable in respect of, one or more of the specified types of actions or proceedings described above, Ingevity may incur additional costs associated with resolving such matters in other jurisdictions, which could adversely affect Ingevity’s business, financial condition or results of operations.

CAUTIONARY STATEMENT FOR THE PURPOSES OF THE “SAFE HARBOR”
PROVISIONS OF THE PRIVATE SECURITIES LITIGATION
REFORM ACT OF 1995
Certain statements in this information statement and other materials WestRock or Ingevity have filed or will file with the SEC and made elsewhere by management contain “forward-looking statements” within the meaning of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995 that reflect our current expectations, beliefs, plans or forecasts with respect to, among other things, future events and financial performance. Forward-looking statements are often characterized by words or phrases such as “may,” “will,” “could,” “should,” “would,” “anticipate,” “estimate,” “expect,” “project,” “intend,” “plan,” “believe,” “target,” “prospects,” “potential” and “forecast,” and other words, terms and phrases of similar meaning. Forward-looking statements involve estimates, expectations, projections, goals, forecasts, assumptions, risks and uncertainties. We caution readers that a forward-looking statement is not a guarantee of future performance and that actual results could differ materially from those contained in the forward-looking statement. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied by the forward-looking statements include, but are not limited to:
•
the results and impacts of the merger of MeadWestvaco and Rock-Tenn;

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we may be adversely affected by general economic and financial conditions beyond our control;

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we are exposed to risks related to our international sales and operations;

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our reported results could be adversely affected by currency exchange rates and currency devaluation could impair our competitiveness;

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our operations outside the United States require us to comply with a number of U.S. and foreign regulations, violations of which could have a material adverse effect on our financial condition and results of operations;

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we are dependent upon attracting and retaining key personnel;

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adverse conditions in the automotive market may adversely affect demand for our automotive carbon products;

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if increasingly more stringent air quality standards worldwide are not adopted, our growth could be impacted;

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the company’s printing inks business serves customers in a market that is facing declining volumes;

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our Performance Chemicals segment is highly dependent on CTO which is limited in supply;

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lack of access to sufficient CTO would impact our ability to produce CTO-based products;

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if WestRock exercises certain rights to terminate our supply agreement with them or to remove one or more kraft mills as a supply source, and we are unable to obtain a substitute supply of CTO, our ability to produce CTO-based products will be affected;

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if the pricing floors exceed the prevailing market prices of products our results of operations could be materially and adversely affected;

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a prolonged period of low energy prices may materially impact our results of operations;

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we are dependent upon third parties for the provision of certain critical operating services at several of our facilities;

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the occurrence of a natural disaster, such as a hurricane, winter or tropical storm, earthquake, tornado, flood, fire or other unanticipated problems such as labor difficulties, equipment failure or unscheduled maintenance and repair, which could result in operational disruptions of varied duration;

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our ability to protect our intellectual property and other proprietary information;

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government policies and regulations, including, but not limited, to those affecting the environment, climate change, tax policies and the chemicals industry; and

•
losses due to lawsuits arising out of environmental damage or personal injuries associated with chemical manufacturing.

THE SEPARATION
Background
On January 8, 2015, MWV announced that it intended to separate its specialty chemicals business through a pro rata distribution of common stock to its stockholders. Prior to the separation, but following the announcement of the separation, MWV entered into an Amended and Restated Business Combination Agreement, dated March 9, 2015, with Rock-Tenn Company whereby Rock-Tenn and MWV agreed to become wholly owned subsidiaries of a newly formed company, WestRock Company (the “Merger”). The Merger was completed on July 1, 2015. Upon the completion of the Merger, WestRock announced its continued plans to pursue the separation.
On [•], 2016, the WestRock board of directors approved the distribution of all of the issued and outstanding shares of Ingevity common stock on the basis of  [•] shares of Ingevity common stock for every [•] shares of WestRock held as of the close of business on the record date of  [•].
At [•] Eastern Time, on [•], 2016, the distribution date, each WestRock stockholder will receive [•] shares of Ingevity common stock for every [•] shares of WestRock held as of the close of business on the record date for the distribution, as described below. WestRock stockholders will receive cash in lieu of any fractional shares of Ingevity common stock that they would have received after application of this ratio. You will not be required to make any payment, surrender or exchange your WestRock common shares or take any other action to receive your shares of Ingevity’s common stock in the distribution. The distribution of Ingevity’s common stock as described in this information statement is subject to the satisfaction or waiver of certain conditions. For a more detailed description of these conditions, see “The Separation — Conditions to the Distribution.”
Reasons for the Separation
The WestRock board of directors believes that the separation of WestRock’s specialty chemicals business would be in the best interests of WestRock and its stockholders for a number of reasons, including the following:
•
Enhanced strategic and management focus.   The separation will allow Ingevity and WestRock to each more effectively pursue their distinct operating priorities and strategies and enable management of both companies to better focus on unique opportunities for long-term growth and profitability.

•
More efficient allocation of capital.   The separation will permit Ingevity and WestRock to each concentrate financial resources on its own operations, providing greater flexibility to invest capital in its businesses in a time and manner appropriate for its strategy and business needs and facilitate a more efficient allocation of capital.

•
Direct access to capital markets.   The separation will create an independent equity structure that will afford Ingevity direct access to the capital markets and will facilitate Ingevity’s ability to effect future acquisitions utilizing Ingevity’s common stock. As a result, each company will have more flexibility to capitalize on its unique growth opportunities and objectives.

•
Alignment of incentives with performance objectives.   The separation will facilitate incentive compensation arrangements for employees more directly tied to the performance of each of Ingevity’s and WestRock’s respective businesses, and enhance employee hiring and retention by, among other things, improving the alignment of management and employee incentives with performance and growth objectives.

Neither Ingevity nor WestRock can assure you that, following the separation, any of the benefits described above or otherwise will be realized to the extent anticipated or at all.
Potentially Negative Factors Considered by the Board
The WestRock board of directors also considered a number of potentially negative factors in evaluating the separation, including the loss of synergies and joint purchasing power and increased costs resulting from operating as a separate public entity, one-time costs of the separation, the risk of not realizing the anticipated benefits of the separation and limitations placed upon Ingevity as a result of any tax matters agreement. The WestRock board of directors concluded that the potential benefits of the separation outweighed these factors.
Internal Reorganization
Prior to the distribution, WestRock will complete an internal corporate reorganization to transfer to Ingevity the businesses and assets that are part of its specialty chemicals business that are not already owned by Ingevity to Ingevity.
The Number of Shares You Will Receive
At [•] Eastern Time, on [•], 2016, the distribution date, each WestRock stockholder will receive [•] shares of Ingevity common stock for every [•] shares of WestRock held as of the close of business of NYSE on [•], 2016, the record date.
Treatment of Fractional Shares
WestRock will not distribute any fractional shares of Ingevity common stock to its stockholders. Instead, as soon as practicable on or after the distribution date, the distribution agent will aggregate fractional shares of our common stock held by holders of record into whole shares, sell them in the open market at the prevailing market prices and then distribute the aggregate sale proceeds ratably to WestRock stockholders who would otherwise have received fractional shares of our common stock. The amount of this payment will depend on the prices at which the distribution agent sells the aggregated fractional shares of our common stock in the open market shortly after the distribution date. The distribution agent will, in its sole discretion, without any influence by WestRock or Ingevity, determine when, how, through which broker-dealer and at what price to sell the whole shares. The distribution agent is not, and any broker-dealer used by the distribution agent will not be, an affiliate of either WestRock or Ingevity. Ingevity will be responsible for payment of any brokerage fees, which we do not expect to be material to us. Your receipt of cash in lieu of fractional shares of our common stock generally will result in a taxable gain or loss for U.S. federal income tax purposes, as described in more detail under “Certain Material U.S. Federal Income Tax Consequences of the Distribution.”
When and How You Will Receive the Dividend
With the assistance of WFSS, WestRock expects to distribute Ingevity common stock on [•], 2016, the distribution date, to all holders of outstanding WestRock common shares as of the close of business on [•], 2016, the record date. WFSS, which currently serves as the transfer agent and registrar for WestRock’s common shares, will serve as the settlement and distribution agent in connection with the distribution and the transfer agent and registrar for Ingevity common stock.
If you own WestRock common shares as of the close of business on the record date, Ingevity’s common stock that you are entitled to receive in the distribution will be issued electronically, as of the distribution date, to you in direct registration form or to your bank or brokerage firm on your behalf. If you are a registered holder, WFSS will then mail you a direct registration account statement that reflects your shares of Ingevity common stock. If you hold your shares through a bank or brokerage firm, your bank or brokerage firm will credit your account for the shares. “Direct registration form” refers to a method of recording share ownership when no physical share certificates are issued to stockholders, as is the case in this distribution. If you sell WestRock common shares in the “regular-way” market up to and including the distribution date, you will be selling your right to receive shares of Ingevity common stock in the distribution.
Commencing on or shortly after the distribution date, if you hold physical share certificates that represent your WestRock common shares and you are the registered holder of the shares represented by those certificates, the distribution agent will mail to you an account statement that indicates the number of shares of Ingevity’s common stock that have been registered in book-entry form in your name.
Most WestRock stockholders hold their common shares through a bank or brokerage firm. In such cases, the bank or brokerage firm would be said to hold the shares in “street name” and ownership would be recorded on the bank or brokerage firm’s books. If you hold your WestRock common stock through a bank or brokerage firm, your bank or brokerage firm will credit your account for the Ingevity common stock that you are entitled to receive in the distribution. If you have any questions concerning the mechanics of having shares held in “street name,” please contact your bank or brokerage firm.
Results of the Distribution
After the separation, Ingevity will be an independent, publicly traded company. The actual number of shares to be distributed will be determined by WestRock at the close of business on [•], 2016, the record date for the distribution, and will reflect any exercise of WestRock options between the date the WestRock board of directors declares the distribution and the record date for the distribution. The distribution will not affect the number of outstanding WestRock common shares or any rights of WestRock stockholders. WestRock will not distribute any fractional shares of Ingevity common stock.
Ingevity will enter into a separation and distribution agreement and other related agreements with WestRock before the distribution to effect the separation and provide a framework for Ingevity’s relationship with WestRock after the separation. These agreements will provide for the allocation between WestRock and Ingevity of WestRock’s assets, liabilities and obligations (including employee benefits, intellectual property and tax-related assets and liabilities) attributable to periods prior to Ingevity’s separation from WestRock and will govern the relationship between WestRock and Ingevity after the separation. For a more detailed description of these agreements, see “Certain Relationships and Related Person Transactions.”
Market for Common Stock
There is currently no public trading market for Ingevity’s common stock. Ingevity has applied to list its common stock on the NYSE under the symbol “NGVT”. Ingevity has not and will not set the initial price of its common stock. The initial price will be established by the public markets. Ingevity cannot predict the price at which its common stock will trade after the distribution. In fact, the combined trading prices, after the separation, of the shares of Ingevity common stock that each WestRock stockholder will receive in the distribution and the WestRock common shares held at the record date for the distribution may not equal the “regular-way” trading price of a WestRock share immediately prior to the distribution. The price at which Ingevity common stock trades may fluctuate significantly, particularly until an orderly public market develops. Trading prices for Ingevity common stock will be determined in the public markets and may be influenced by many factors. See “Risk Factors — Risks Related to Ingevity’s Common Stock.”
Trading Between the Record Date and Distribution Date
Beginning on or shortly before the record date for the distribution and continuing up to and including through the distribution date, WestRock expects that there will be two markets in WestRock common shares: a “regular-way” market and an “ex-distribution” market. WestRock common shares that trade on the “regular-way” market will trade with an entitlement to Ingevity common shares distributed pursuant to the separation. WestRock common shares that trade on the “ex-distribution” market will trade without an entitlement to Ingevity common stock distributed pursuant to the distribution. Therefore, if you sell WestRock common shares in the “regular-way” market up to and including through the distribution date, you will be selling your right to receive Ingevity common stock in the distribution. If you own WestRock common shares at the close of business on the record date and sell those shares on the “ex-distribution” market up to and including through the distribution date, you will receive the shares of Ingevity common stock that you are entitled to receive pursuant to your ownership as of the record date of the WestRock common shares.
Furthermore, beginning on or shortly before the record date for the distribution and continuing up to and including the distribution date, Ingevity expects that there will be a “when-issued” market in its common stock. “When-issued” trading refers to a sale or purchase made conditionally because the security has been authorized but not yet issued. The “when-issued” trading market will be a market for Ingevity common stock that will be distributed to holders of WestRock common shares on the distribution date. If you owned WestRock common shares at the close of business on the record date for the distribution, you would be entitled to Ingevity common stock distributed pursuant to the distribution. You may trade this entitlement to shares of Ingevity common stock, without the WestRock common shares you own, on the “when-issued” market. On the first trading day following the distribution date, “when-issued” trading with respect to Ingevity common stock will end, and “regular-way” trading will begin.
Conditions to the Distribution
Ingevity has announced that the distribution will be effective at [•], Eastern time, on [•], which is the distribution date, provided that the following conditions shall have been satisfied (or waived by WestRock in its sole discretion):
•
the transfer of assets and liabilities from WestRock to Ingevity shall have been completed in accordance with the separation and distribution agreement;

•
(i) the private letter ruling received by WestRock from the IRS regarding certain U.S. federal income tax matters relating to the separation, distribution and certain related transactions shall not have been modified or revoked, and (ii) WestRock shall have received opinions from its outside tax advisors to the effect that the distribution, together with certain related transactions, will be generally tax-free for U.S. federal income tax purposes under Sections 355 and 368(a)(1)(D) of the Code;

•
the SEC shall have declared effective Ingevity’s registration statement on Form 10, of which this information statement forms a part, and this information statement in its final form shall have been made available to the WestRock stockholders;

•
all actions and filings necessary or appropriate under applicable U.S. federal, U.S. state or other securities laws shall have been taken and, where applicable, have become effective or been accepted by the applicable governmental authority;

•
the transaction agreements relating to the separation shall have been duly executed and delivered by the parties;

•
no order, injunction or decree issued by any court of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the separation, distribution or any of the related transactions shall be in effect;

•
the shares of Ingevity common stock to be distributed shall have been accepted for listing on with NYSE subject to official notice of distribution; and

•
certain other conditions to be identified in an amendment to this information statement.

WestRock will have the sole and absolute discretion to determine (and change) the terms of, and whether to proceed with, the distribution and, to the extent it determines to so proceed, to determine the record date for the distribution and the distribution date and the distribution ratio. WestRock will also have sole discretion to waive any of the conditions to the distribution. WestRock does not intend to notify its stockholders of any modifications to the terms of the separation that, in the judgment of its board of directors, are not material. For example, the WestRock board of directors might consider material such matters as significant changes to the distribution ratio, the assets to be contributed or the liabilities to be assumed in the separation. To the extent that the WestRock board of directors determines that any modifications by WestRock materially change the material terms of the distribution, WestRock will notify WestRock stockholders in a manner reasonably calculated to inform them about the modification as may be required by law, by, for example, publishing a press release, filing a current report on Form 8-K or circulating a supplement to this information statement.
Reason for Furnishing this Information Statement
This information statement is being furnished solely to provide information to WestRock’s stockholders that are entitled to receive shares of our common stock in the distribution. This information statement is not, and is not to be construed as, an inducement or encouragement to buy, hold or sell any of our securities. We believe that the information in this information statement is accurate as of the date set forth on the cover. Changes may occur after that date and neither WestRock nor we undertake any obligation to update the information except in the normal course of our respective public disclosure obligations.
Treatment of Equity Awards
Each WestRock equity-based incentive award held by Ingevity employees will remain a WestRock equity incentive award following the separation, with adjustments made to the number of shares covered and (if applicable) the per share exercise price of the award to maintain its intrinsic value. Unvested WestRock equity-based incentive awards held by our employees will vest to the extent provided in the employee matters agreement between WestRock and Ingevity. We are responsible for reimbursing WestRock for the cost of WestRock equity-based incentive awards held by our employees.
See “Certain Relationships and Related Person Transactions — The Employee Matters Agreement” for more information.

DIVIDEND POLICY
The payment and amount of any dividend will be subject to the sole discretion of our post-distribution, independent board of directors and will depend upon many factors, including our financial condition and prospects, our capital requirements and access to capital markets, covenants associated with certain of our debt obligations, legal requirements and other factors that our board of directors may deem relevant, and there can be no assurances that we will pay a dividend or continue to pay a dividend in the future.

CAPITALIZATION
The following table, which you should read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ingevity,” “Unaudited Pro Forma Combined Financial Statements” and the historical combined financial statements and accompanying notes included elsewhere in this Information Statement, sets forth our cash and cash equivalents and combined capitalization as of December 31, 2015 on an historical basis and on a pro forma basis after giving effect to the planned transactions to be effected prior to the distribution of Ingevity Corporation common stock to the stockholders of WestRock.
	As of December 31, 2015
In millions	Historical	Pro Forma
Cash and cash equivalents	$32	$48
Debt, including current and long-term:
Notes payable and current maturities of long-term debt	9	9
Long-term debt due after one year	80	576
Total debt	89	585
Equity:
Common stock	—	—
Capital in excess of par value	—	126
Net parent investment	534	$—
Accumulated other comprehensive (loss) income	(17)	(17)
Noncontrolling interests	5	5
Total equity	522	114
Total capitalization	$611	$699

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
The following Unaudited Pro Forma Combined Financial Statements are derived from the historical combined financial statements of Ingevity, prepared in accordance with U.S. generally accepted accounting principles, which are included elsewhere in this information statement.
The Unaudited Pro Forma Combined Statement of Operations for the fiscal year ended December 31, 2015 give effect to the distribution as if it had occurred on January 1, the first day of fiscal year 2015. The Unaudited Pro Forma Combined Balance Sheet as of December 31, 2015 gives effect to the distribution as if it had occurred on December 31, 2015. These Unaudited Pro Forma Combined Financial Statements include adjustments required by SEC Staff Accounting Bulletin Topic 1:B-3 and Article 11 of SEC Regulation S-X, including the following:
a.
the inclusion of total long-term indebtedness ranging between $555 million and $605 million with a weighted-average interest rate between 2.7% and 3.1%;

b.
the expected distribution to WestRock ranging between $375 million and $500 million;

c.
the pro-rata distribution of approximately [•] million shares of Ingevity common stock to WestRock stockholders; and

d.
the net assets related to a defined benefit pension plan and the liability related to a non-qualified retirement plan that were not included in the Ingevity Audited Combined Financial Statements.

Ingevity’s historical combined financial statements included elsewhere in this information statement include allocations for certain expenses and support functions historically provided by WestRock, such as business shared services, and other selling, general and administrative costs that benefit Ingevity. Effective with the separation, we will assume responsibility for all of these functions and related costs. Ingevity will incur incremental costs as an independent public company, including costs to replace services previously provided by WestRock as well as other stand-alone costs. In total, we estimate that these costs will range from $2 million to $4 million before-tax annually, over and above amounts currently included in the Unaudited Pro Forma Combined Statement of Operations. Due to the scope and complexity of these activities, the amount and timing of these incremental costs could vary and, therefore, are not included within the Unaudited Pro Forma Combined Financial Statements.
Ingevity is expected to incur one-time transaction costs of approximately $[•] related to the separation after it is completed. No pro forma adjustments have been made to our statement of operations to reflect these costs.

Ingevity Corporation
Unaudited Pro Forma Combined Statement of Operations
Year Ended December 31, 2015
(In millions except share and per share data)
	Ingevity	Pro Forma Adjustments		Pro Forma
Net sales	968	$—		$968
Cost of sales	687	4	(A)	691
Gross profit	281	(4)		277
Selling, general and administrative expenses	114	7	(A)	121
Separation costs	17	(17)	(B)	—
Interest expense	21	(3)	(C)	18
Other (income) expense, net	(9)	—		(9)
Income before income taxes	138	9		147
Provision for income taxes	53	(1)	(D)	52
Net income	85	9		94
Less: Net income (loss) attributable to noncontrolling interests, net of taxes	5	—		5
Net income attributable to the company	80	$9		$89
Unaudited pro forma earnings per share:
Basic			(E)	$—
Diluted			(F)	$—
Average number of shares used in calculating unaudited pro forma earnings per share:
Basic			(E)	—
Diluted			(F)	—
See accompanying notes to Unaudited Pro Forma Combined Statements of Operations.

Notes to Unaudited Pro Forma Combined Statements of Operations
(A)
We have entered into agreements to obtain audit and certain compliance functions as a stand-alone public company as well as compensation agreements with certain members of our executive team. Prior to the completion of the separation, we will also enter into agreements to obtain insurance coverage according to quotations we have received based on our individual loss history, credit profile and selected insurance coverage. These expenses will represent recurring costs in excess of the amounts historically allocated to Ingevity.

In addition, at the completion of the separation we will enter into a new raw material supply agreement with WestRock for the purchase of black liquor soap skimmings (“BLSS”) and crude tall oil (“CTO”). We have historically obtained BLSS and CTO from WestRock under previously existing supply agreements. The pro forma adjustment also includes incremental costs associated with this new agreement calculated by applying the new agreement’s pricing terms to the actual purchased volumes in 2015.
(B)
Represents the elimination of  $17 million of non-recurring expenses directly related to transaction costs incurred during the year ended December 31, 2015 in connection with the separation from WestRock, primarily related to professional fees associated with separation activities within the finance, tax and legal functions.

(C)
Represents adjustments to interest expense and amortization of debt issuance costs related to our target pro forma long-term indebtedness net of pro forma interest income. As described in balance sheet Note (D), we expect to incur total long-term indebtedness ranging between $555 million and $605 million. We expect the weighted-average interest rate on the debt to be between 2.7% and 3.1%. For purposes of this calculation, we assumed a target long-term indebtedness of approximately $580 million consisting of borrowings under a secured term loan facility, amounts drawn on a secured revolving credit facility, and existing debt as well as $4 million of debt issuance costs and a weighted-average interest rate of 2.9%. Interest expense may be higher or lower if our actual interest rate or credit ratings change. A change in assumed interest rates of 12.5 basis points would change the pro forma annual interest expense by $0.6 million. The below table presents the impact on pro forma interest expense:

In millions	Year ended December 31, 2015
Pro forma interest expense on assumed pro forma indebtedness within interest expense:	$18
(D)
After the effects of the pro forma adjustments, our applicable effective tax rate for the year ended December 31, 2015 is 36%. The effective tax rate of Ingevity could be different (either higher or lower) depending on activities subsequent to the distribution.

(E)
The estimated number of shares of Ingevity common stock used to compute basic earnings per share is based on the weighted-average WestRock basic shares outstanding for the year ended December 31, 2015 assuming an assumed distribution ratio of one share of Ingevity common stock for every [•] shares of WestRock common stock.

(F)
The unaudited pro forma diluted earnings per common share and pro forma weighted-average diluted shares outstanding give effect to the potential dilution from common shares related to stock-based awards granted to our employees under WestRock’s stock-based compensation programs. This calculation may not be indicative of the dilutive effect that will actually result from Ingevity’s stock-based awards issued in connection with the adjustment of outstanding WestRock stock-based awards or the grant of new stock-based awards. The number of dilutive shares of common stock underlying Ingevity’s stock-based awards issued in connection with the adjustment of outstanding WestRock stock-based awards will not be determined until the distribution date or shortly thereafter. For the purposes of preparing the unaudited pro forma diluted earnings per common share and pro forma weighted-average diluted shares, we believe an estimate based on applying the distribution ratio described in Note (E) above to the weighted-average WestRock diluted shares outstanding for the year ended December 31, 2015 provides a reasonable approximation of the potential dilutive effect of the stock-based awards.

Ingevity Corporation
Unaudited Pro Forma Combined Balance Sheet
As of December 31, 2015
(In millions except share and per share data)
	Ingevity	Pro Forma Adjustments		Pro Forma
Assets
Cash and cash equivalents	$32	$16	(A), (D)	$48
Accounts receivable, net	96	—		96
Inventories, net	151	—		151
Prepaid and other current assets	20	—		20
Current assets	299	16		315
Property, plant and equipment, net	438	—		438
Goodwill	12	—		12
Other intangibles, net	10	—		10
Restricted cash	—	80	(D)	80
Other assets	23	5	(E)	28
Total assets	$782	$101		$883
Liabilities and Equity
Accounts payable	$65	$—		$65
Accounts payable due to WestRock	—	7	(B)	7
Accrued expenses	13	—		13
Accrued payroll and employee benefits	10	—		10
Notes payable	9	—		9
Current liabilities	97	7		104
Long-term debt	80	496	(D)	576
Deferred income taxes	76	2	(C)	78
Other liabilities	7	4	(E)	11
Total liabilities	260	509		769
Commitments and contingencies
Net parent investment/stockholders’ equity	$534	$(534)	(A), (B), (E), (F)	$—
Common stock	—	—	(G)	—
Capital in excess of par value	—	126	(G)	126
Accumulated other comprehensive (loss) income	(17)	—		(17)
Total net parent investment/stockholders’ equity before noncontrolling interests	517	(408)		109
Noncontrolling interests	5	—		5
Total net parent investment/stockholders’ equity and noncontrolling interests	522	(408)		114
Total liabilities and net parent investment/stockholders’ equity	$782	$101		$883

See accompanying notes to Unaudited Pro Forma Combined Balance Sheet.

Notes to Unaudited Pro Forma Combined Balance Sheet
(A)
Reflects the proceeds of the debt described in balance sheet Note (D) less the anticipated cash distribution to WestRock and restricted cash described in balance sheet Note (D). We expect the distribution to WestRock to be a cash payment ranging between $375 million and $500 million in total value. For purposes of preparing the unaudited pro forma combined financial statements, we have assumed that we will distribute a cash payment of  $400 million.

(B)
Reclassification of accounts payable due to WestRock from net parent investment to reflect the commercial agreement between the parties.

(C)
Reflects the tax effects of the pro forma adjustments at the applicable income tax rate. The effective tax rate of Ingevity could be different (either higher or lower) depending on activities subsequent to the distribution. The impacts of pro forma adjustments on long-term deferred tax assets and liabilities were offset against existing long-term deferred tax assets and liabilities reflected in our historical Combined Balance Sheet based on jurisdiction. The offset to this adjustment is net parent investment.

(D)
We expect total pro forma long-term indebtedness ranging between $555 million and $605 million to be incurred by Ingevity. Proceeds from our pro forma long-term indebtedness will be used to fund our distribution to WestRock described in balance sheet Note (A), a deposit ranging between $50 million and $80 million will be held in escrow restricted for repayment of the portion of our existing debt that we will retain, and cash needs of the business. For purposes of preparing the unaudited pro forma combined financial information, we have assumed an amount to be held in escrow of  $80 million, a target long-term indebtedness of approximately $580 million, consisting of borrowings under a secured term loan facility, amounts drawn on a secured revolving credit facility and existing debt, as well as $4 million of debt issuance costs. The debt issuance costs are shown as a reduction of the outstanding long-term debt as of December 31, 2015, consistent with the treatment prescribed under Accounting Standards Update (ASU) No. 2015-03, “Interest — Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs.” The Company adopted this new accounting standard on January 1, 2016.

(E)
Reflects the addition of net pension plan assets and non-qualified retirement plan liabilities that will be transferred to Ingevity by WestRock as part of the separation. These net pension plan assets and non-qualified retirement plan liabilities are excluded from the historical Combined Balance Sheet. The benefit plan expenses associated with these liabilities are included in the Ingevity’s historical Combined Statements of Operations. The offset to this adjustment is net parent investment.

(F)
Reflects the pro forma recapitalization of our equity. As of the distribution date, WestRock’s net investment in our business will be exchanged to reflect the distribution of our shares of common stock to WestRock stockholders. WestRock stockholders will receive shares of our common stock based on an assumed distribution ratio of one share of Ingevity common stock for every [•] shares of WestRock common stock.

(G)
Represents the elimination of WestRock’s net investment and adjustments to capital in excess of par to reflect the following:

Reclassification of WestRock’s net investment	$534
Distribution of cash to WestRock as described in Note A	(400)
Accounts payable due to WestRock under commercial agreement described in balance sheet Note B	(7)
Additional deferred tax assets and liabilities described in balance sheet Note C	(2)
Addition of net pension plan assets and retirement plan liability described in balance sheet Note E	1
Total net parent investment/shareholders’ equity	126
Shares of Ingevity common stock	—
Total capital in excess of par value	$126

SELECTED HISTORICAL COMBINED FINANCIAL INFORMATION OF INGEVITY
The following table sets forth selected historical financial information of Ingevity. The selected combined financial information as of December 31, 2015 and 2014 and for the years ended December 31, 2015, 2014 and 2013 are derived from the company’s audited combined financial statements that are included within this information statement beginning on page F-1.
The combined financial statements as of December 31, 2015, 2014 and 2013 for the years ended 2015, 2014, 2013 and 2012 were audited by an independent registered public accounting firm. Information as of December 31, 2011 and for the year ended December 31, 2011 are unaudited and have been prepared on a consistent basis with the audited combined financial statements. The selected historical financial information below should be read in conjunction with the combined financial statements and related notes that are included in this proxy statement/ prospectus-information statement on pages noted above. The historical results do not necessarily indicate the results expected for any future period.
The selected combined financial data presented below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ingevity” and the combined financial statements and accompanying notes included elsewhere in this information statement.
	Years ended December 31,
In millions	2015	2014	2013	2012	2011
Statement of Operations Data:
Net sales	$968	$1,041	$980	$939	$811
Income before income taxes	138	203	184	189	173
Net income	85	133	118	122	114
Net income attributable to the company	80	129	119	119	110
Unaudited pro forma earnings per share:
Basic(a)	—
Diluted(a)	—
Balance Sheet Data (at period end):
Working capital	$202	$132	$122	$110	$85
Current ratio	3.1	1.9	2.2	2.1	2.0
Property, plant and equipment, net	438	410	326	300	265
Total assets	782	718	593	550	484
Capital lease obligations due after one year	80	86	86	86	86
Total equity	522	420	328	294	242
Other Data:
Capital expenditures	102	101	63	40	29
Depreciation and amortization expense	35	33	33	32	29

(a)
We have not yet finalized the distribution ratio of shares of Ingevity common stock for shares of WestRock common stock. We intend to update our pro forma basic and diluted earnings per share in an amendment to this information statement.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS OF INGEVITY
The following discussion and analysis of our financial condition and results of operations and quantitative and qualitative disclosures about market risk should be read in conjunction with our historical combined financial statements and accompanying notes and the unaudited pro forma combined financial statement, each included elsewhere in this Information Statement.
The financial information discussed below and included elsewhere in this Information Statement may not necessarily reflect what our financial condition, results of operations or cash flow would have been had we been a stand-alone company during the periods presented or what our financial condition, results of operations and cash flows may be in the future.
Introduction
Management’s discussion and analysis of Ingevity’s results of operations and financial condition (“MD&A”) is provided as a supplement to the Annual Combined Financial Statements and the related notes included elsewhere herein to help provide an understanding of our financial condition, changes in financial condition and results of our operations.
Forward-looking statements are based on certain assumptions and expectations of future events which may not be accurate or realized. Forward-looking statements also involve risks and uncertainties, many of which are beyond Ingevity’s control. Some of the important factors that could cause Ingevity’s actual results to differ materially from those projected in any such forward-looking statements are set forth in the section entitled “Risk Factors” included within this Information Statement.
Separation and Distribution
Prior to the separation, we operated as a reporting segment of WestRock, which was formed upon the combination (the “Merger”) of MWV and Rock-Tenn. The Merger was completed on July 1, 2015.
Prior to the Merger, we operated as a reporting segment of MWV. On January 8, 2015, MWV announced that it intended to separate its specialty chemicals business through a pro rata distribution of common stock to its stockholders. Upon the completion of the Merger, WestRock announced its continued plans to complete the separation.
On [•], 2016, the WestRock board of directors approved the distribution of all of the issued and outstanding shares of Ingevity common stock on the basis of  [•] share[s] of Ingevity common stock for every [•] share[s] of WestRock held as of the close of business on the record date of  [•], 2016.
Overview
Ingevity is a leading global manufacturer of specialty chemicals and high performance carbon materials. Ingevity participates in attractive, higher growth sectors of the global specialty chemicals industry. Our specialty chemicals products serve as critical inputs used in a variety of high performance applications, primarily in three product families: pavement technologies, oilfield technologies and industrial specialties. We are also the leading global manufacturer of activated carbon used in gasoline vapor emission control systems in cars, trucks, motorcycles and boats, with over 750 million units installed globally over the 30-year history of this business. We report in two business segments, Performance Chemicals and Performance Materials.
The Performance Chemicals segment develops, manufactures and sells a wide range of specialty chemicals primarily derived from co-products of the kraft pulping process. Products include performance chemicals derived from pine chemicals used in asphalt paving, adhesives, agrochemical dispersants, publication inks, lubricants, petroleum and other diverse industrial uses. The Performance Chemicals segment serves customers globally from its manufacturing operations in the United States and Brazil.
The Performance Materials segment primarily produces automotive carbon products used in gasoline vapor emission control systems in cars, trucks, motorcycles and boats. The automotive carbon products capture gasoline vapor emissions that would otherwise be released into the atmosphere as volatile organic compounds (“VOCs”) which contain hazardous air pollutants. Ingevity’s automotive carbon products are typically part of vehicle-based control systems which capture gasoline vapor emissions. The stored vapors are then largely purged from the carbon and directed to the engine where they are used as supplemental power for the vehicle. The Performance Materials segment serves customers globally from its manufacturing operations in the United States and China.
Basis of Presentation
References to Ingevity’s historical business and operations refer to the business and operations of the specialty chemicals business of WestRock Company, or prior to the merger of MWV and Rock-Tenn, which was completed on July 1, 2015, the Specialty Chemicals Business of MWV. The historical business and operations have been or will be transferred to Ingevity in connection with the separation and distribution.
These combined financial statements include all majority-owned or controlled entities of WestRock related to its specialty chemicals business (the “company”), and all significant inter-company transactions have been eliminated. The company does not operate as a separate, stand-alone entity and is comprised of certain WestRock wholly owned legal entities for which the company is the sole business and components of legal entities in which the company operates in conjunction with other WestRock businesses. For purposes of this discussion, the term “WestRock” herein also refers to the legacy operations of MWV prior to the consummation of the Merger.
These combined financial statements include allocated expenses associated with centralized WestRock support functions including legal, accounting, tax, treasury, internal audit, information technology, human resources and other services. The costs associated with these functions generally include all payroll and benefit costs as well as related overhead costs. These combined financial statements also include allocated costs associated with WestRock’s office facilities, corporate insurance coverage and medical, pension, post-retirement and other health plan costs attributed to the company’s employees participating in WestRock’s sponsored plans. Allocations are generally based on a number of utilization measures including employee count and proportionate effort. In situations in which determinations based on utilization are impracticable, WestRock and the company use other methods and criteria such as net sales which are believed to result in reasonable estimates of costs attributable to the company. All such amounts have been assumed to have been immediately settled by the company to WestRock in the period in which the costs were recorded in the combined financial statements. Such amounts are included in net cash provided by operating activities in the combined statements of cash flows.
The company and WestRock management believes the related-party allocations included in these combined financial statements have been made on a reasonable basis. However, these combined financial statements may not necessarily be indicative of the results of operations that would have been obtained if the company had operated as a separate entity during the periods presented. Actual costs that may have been incurred if the company had been a stand-alone business would depend on a number of factors, including organizational structure and what functions were outsourced or performed by employees, as well as strategic decisions made in areas such as information technology and infrastructure. Consequently, Ingevity’s future earnings if operated as an independent business could include items of income and expense that are materially different from what is included in these Combined Statements of Operations. Accordingly, the combined financial statements for the periods presented are not necessarily indicative of the company’s future results of operations, financial position and cash flows.
Use of Non-GAAP Financial Measures
Ingevity has presented certain financial measures, defined below, which have not been prepared in accordance with U.S. generally accepted accounting principles (“GAAP”) and has provided a reconciliation to the most directly comparable financial measure calculated in accordance with GAAP. These financial measures are not meant to be considered in isolation or as a substitute for the most directly comparable financial measure calculated in accordance with GAAP. The company believes these non-GAAP measures provide investors, potential investors, securities analysts and others with useful information to evaluate the performance of the business, because such measures, when viewed together with our financial results computed in accordance with GAAP, provide a more complete understanding of the factors and trends affecting our historical financial performance and projected future results.

Ingevity uses the following non-GAAP measures: Combined Adjusted EBITDA and Segment EBITDA. Combined Adjusted EBITDA is defined as net income plus provision for income taxes, interest expense, depreciation and amortization, separation costs and restructuring and other (income) charges. Segment EBITDA is defined as segment profit plus depreciation and amortization.
These non-GAAP measures are not intended to replace the presentation of financial results in accordance with GAAP and investors should consider the limitations associated with these non-GAAP measures, including the potential lack of comparability of these measures from one company to another. Reconciliations of Combined Adjusted EBITDA and Segment EBITDA to net income and segment profit, respectively, are set forth within this section.
Combined Adjusted EBITDA
	Years ended December 31,
In millions	2015	2014	2013
Net income	$85	$133	$118
Provision for income taxes	53	70	66
Interest expense	21	16	13
Depreciation and amortization	35	33	33
Separation costs	17	—	—
Restructuring and other (income) charges	(8)	(5)	(3)
Combined Adjusted EBITDA	$203	$247	$227

Segment EBITDA
Performance Chemicals
	Years ended December 31,
	2015	2014	2013
Segment Profit	$87	$124	$126
Depreciation and amortization	24	23	23
Segment EBITDA	$111	$147	$149

Performance Materials
	Years ended December 31,
	2015	2014	2013
Segment Profit	$81	$90	$68
Depreciation and amortization	11	10	10
Segment EBITDA	$92	$100	$78

Drivers of Demand and Key Factors Affecting Profitability
Drivers of demand and key factors affecting our profitability differ by segment. In Performance Chemicals, drivers of demand are specific to the various markets. In pavement technologies, demand is influenced by long-term secular growth trends in infrastructure preservation and development. In the United States, for example, which has a very established road system, the trend towards preservation of existing roads compared to construction of new roads has been positive for Ingevity due to our development of innovative chemistries for such applications. Additionally, secular trends in paving are driving the use of more recycled content in roads to both lower construction costs and prolong the life of the road. Ingevity has developed innovative chemistries for these applications as well. In oilfield technologies, demand is influenced by growth in unconventional oil exploration, drilling and production. Current oil prices and the corresponding reduction in exploration, drilling and production have negatively impacted demand for our oilfield technologies products, though there are opportunities for us to continue to innovate and provide innovative chemistries for our customers in the more challenging economic environment as our products aid in reducing the net cost of producing a barrel of oil. Demand in the industrial specialties market is driven by levels of global agricultural activity, volume needs from the global graphic arts industry and general industrial production that requires adhesives, metalworking and fuel additives. Global macroeconomic demand factors as well as the strengthening of the U.S. dollar relative to the Euro have put pressure on demand in this market.
Profitability in Performance Chemicals is impacted by sales volume, price and mix of products sold, a secure and stable supply of CTO at appropriate market prices, hydrocarbon-based raw material prices, refinery and post refinery asset operating rates, foreign exchange rates, level of expense investment to serve and develop innovative solutions for our customers and successfully serving new and existing markets that value the company’s ability to meet specialized, complex customer needs. Headwinds in foreign exchange, specifically the strengthening of the U.S. dollar relative to the Euro, as well as headwinds in oil pricing as it relates to our sales in that market and pressure in our industrial specialties end markets have been partially offset by positive demand in our pavement technologies market, stable supply and declining price of CTO, and price declines in other, hydrocarbon based raw materials corresponding to reduced oil prices.
In Performance Materials, demand is a function of global vehicle sales and the impact that increasingly stringent emission standards have on the volume and type of products our customers utilize in their gasoline vapor emission control systems. Increased global vehicle sales and continuing regulatory trends, especially in the NAFTA region, has had a positive effect on our sales and product mix in our automotive market and will continue to positively impact our results. Global macroeconomic weakness in the near term could have a negative impact on vehicle sales and thus our automotive product sales.
Profitability in Performance Materials is impacted by sales volume, price and mix of products sold, the price of raw materials, primarily sawdust and phosphoric acid, the cost of natural gas used to fuel the carbon activation process, the ability to control the yields and technical characteristics of our products during manufacturing, foreign exchange rates and our level of expense investment to serve and develop innovative solutions for our customers. Growth in global vehicle sales and more stringent regulatory standards positively impact volumes, mix and content per vehicle. The cost of recent reinvestment in the business, primarily the expansion of our manufacturing facilities and the greenfield facility startup in China, has partially offset the favorable profit impact of this growth. We expect favorable profitability trends to continue now that the greenfield facility is commercialized.
Business Outlook
We expect revenue to decline in 2016 compared to 2015, as ongoing negative pricing and mix issues in the Performance Chemicals’ industrial specialties and oilfield technologies product families, and foreign exchange impacts outweigh volume and price gains in Performance Materials and in Performance Chemicals’ pavement technologies market. We expect our 2016 Combined Adjusted EBITDA to be flat to slightly negative compared to 2015. This is driven by expected incremental costs to be incurred as an independent public company, including costs to replace services previously provided by WestRock as well as other stand-alone costs, and ongoing pressure on pricing and mix in our Performance Chemicals’ industrial specialties and oilfield technologies segments. Offsetting these additional incremental public company costs are cost savings driven by a series of implemented cost reduction initiatives and incremental margin due to growth in our Performance Materials’ and Performance Chemicals’ pavement technologies markets. The cost reduction initiatives include reductions in selling, general and administrative costs, supply chain spending reduction initiatives, plant spending reductions, and control of costs related to being a stand-alone, public company. Additionally we will begin to see benefits from our major capital expansion projects that took place in 2014 and 2015. As these projects are reaching completion in early 2016, we expect a reduction in capital spending versus the prior two years.
Performance Chemicals
Demand in the industrial specialties market is driven by levels of global agricultural activity, volume needs from the global graphic arts industry, and general industrial production that requires adhesives, metalworking and fuel additives. Global macroeconomic demand factors as well as the strengthening of the U.S. dollar relative to the Euro have put pressure on demand in this market.
Demand for our oilfield technologies services and products is particularly sensitive to the level of exploration, development and production activity of, and the corresponding capital spending by, oil and natural gas companies, including national oil companies. The level of exploration, development and production activity is directly affected by trends in oil and natural gas prices, which historically have been volatile. Crude oil prices have declined significantly since 2014, with West Texas Intermediate (WTI) oil spot prices declining from a high of $108 per barrel in June 2014 to a low of $27 per barrel in January 2016, a level which has not been experienced since 2003, and pricing is not forecasted to improve significantly during 2016. Any prolonged low pricing environment for oil and natural gas is likely to result in reduced demand for our oilfield technology products, which may have a material adverse effect on our results of operations.
Demand in pavement technologies is influenced by long-term secular growth trends in infrastructure preservation and development. In the United States, for example, which has a very established road system, the trend towards preservation of existing roads compared to construction of new roads has been positive for Ingevity due to our development of innovative chemistries for such applications. Additionally, secular trends in paving are driving the use of more recycled content in roads to both lower construction costs and prolong the life of the road. Ingevity has developed innovative chemistries for these applications as well.
Profitability in Performance Chemicals is impacted by sales volume, price and mix of products sold, a secure and stable supply of CTO at appropriate market prices, hydrocarbon-based raw material prices, refinery and post-refinery asset operating rates, foreign exchange rates, level of expense investment to serve and develop innovative solutions for our customers and successfully serving new and existing markets that value the company’s ability to meet specialized, complex customer needs. Headwinds in foreign exchange, specifically the strengthening of the U.S. dollar relative to the Euro, as well as headwinds in oil pricing as it relates to our sales in that market and pressure in our industrial specialties end markets have been partially offset by positive demand in our pavement technologies market, stable supply and declining price of CTO, and price declines in other hydrocarbon-based raw materials corresponding to reduced oil prices.
Performance Materials
Demand is a function of global vehicle sales and the impact that increasingly stringent emission standards have on the volume and type of products our customers utilize in their gasoline vapor emission control systems. Increased global vehicle sales and continuing regulatory trends, especially in the NAFTA region, has had a positive effect on our sales and product mix in our automotive market and will continue to positively impact our results. Global macroeconomic weakness in the near term could have a negative impact on vehicle sales and thus our automotive product sales.
Profitability in Performance Materials is impacted by sales volume, price and mix of products sold, the price of raw materials, primarily sawdust and phosphoric acid, the cost of natural gas used to fuel the carbon activation process, the ability to control the yields and technical characteristics of our products during manufacturing, foreign exchange rates and our level of expense investment to serve and develop innovative solutions for our customers. Growth in global vehicle sales and more stringent regulatory standards positively impact volumes, mix and content per vehicle. The cost of recent reinvestment in the business, primarily the expansion of our manufacturing facilities and the greenfield facility startup in China, and headwinds in foreign exchange, specifically the strengthening of the U.S. dollar relative to the Japanese Yen, has partially offset the favorable profit impact of this growth. We expect favorable profitability trends to continue now that the greenfield facility is commercialized.

Results of Operations
For the Years Ended December 31, 2015, 2014 and 2013
The following table presents the combined statements of operations of the company for the years ended December 31, 2015, 2014 and 2013 as reported in accordance with accounting principles generally accepted in the United States.
	Years ended December 31,
In millions	2015	2014	2013
Net sales	$968	$1,041	$980
Cost of sales	687	718	685
Gross Profit	281	323	295
Selling, general and administrative expenses	114	112	103
Separation costs	17	—	—
Interest expense	21	16	13
Other (income) expense, net	(9)	(8)	(5)
Income before income taxes	138	203	184
Provision for income taxes	53	70	66
Net income	85	133	118
Less: Net income (loss) attributable to noncontrolling interests, net of taxes	5	4	(1)
Net income attributable to the company	$80	$129	$119
Combined Adjusted EBITDA(1)	$203	$247	$227

(1)
Combined Adjusted EBITDA is defined as net income plus provision for income taxes, interest expense, depreciation and amortization, separation costs and restructuring and other (income) charges.

Comparison of Years Ended December 31, 2015 and 2014
The table below shows the 2015 combined net sales and percentage variances from 2014:
In millions	2015 Net Sales	Percentage change vs. prior year	Currency effect	Price/Mix	Volume	Other
Combined	$968	(7)%	(3)%	(2)%	(2)%	—%
Sales were $968 million and $1,041 million for the years ended December 31, 2015 and 2014, respectively. The sales decrease in 2015 was driven by foreign exchange of  $31 million (three percent of sales) due to the devaluation of the Euro, Japanese Yen and Brazilian Real versus the U.S. Dollar and unfavorable pricing and mix of  $24 million in performance chemicals (two percent of sales) in the rubber, publication inks, and adhesives markets and certain industrial specialties and oilfield technologies products due to pricing pressure from competitive materials partially offset by favorable pricing and mix of  $5 million in performance materials resulting in an overall reduction in sales by two percent as compared to 2014. Overall, volume declined $23 million (two percent of sales) due to volume declines in process purification markets, oilfield and certain industrial specialties markets that were partially offset by volume growth in high value strategic markets for pavement due to sales penetration and market growth and performance materials due to strength in the NAFTA automotive market and continued regulatory trends.
Cost of sales were $687 million (71% of sales) and $718 million (69% of sales) for the years ended December 31, 2015 and 2014, respectively. The $31 million decrease in cost of sales was due to a decrease of $18 million due to a two percent decline in sales volume, a decrease of  $17 million due to the devaluation of the Euro and Brazilian Real versus the U.S. Dollar, and $20 million due to lower input costs related to CTO, other petroleum-based raw materials, freight and energy. These decreases were partially offset by $24 million due to unfavorable productivity related to significantly higher planned maintenance outages, particularly in the fourth quarter, higher costs related to the startup of the new Performance Materials plant in China, higher depreciation and amortization with higher capital expenditures, and other manufacturing related spending.

Selling, general and administrative expenses were $114 million (12% of sales) and $112 million (11% of sales) for the years ended December 31, 2015 and 2014, respectively. The increase of  $2 million was primarily driven by higher employee costs compared to 2014.
Separation costs of  $17 million were one-time expenses related to the spin-off of the business from WestRock. See Note 12 within the Combined Financial Statements within this Information Statement for more information.
Interest expense was $21 million and $16 million for the years ended December 31, 2015 and 2014, respectively. Interest expense consisted of  $8 million and $6 million related to capital lease obligations and $13 million and $10 million in allocated interest expense from WestRock for the years ended December 31, 2015 and 2014, respectively.
Other income, net was $9 million and $8 million for the years ended December 31, 2015 and 2014, respectively, and consisted of the following:
	Years ended December 31,
In millions	2015	2014
Foreign currency exchange losses (income)	$1	$1
Royalty and sundry income(1)	(2)	(4)
Restructuring and other (income) charges, net(2)	(8)	(5)
Other (income) expense, net	$(9)	$(8)

(1)
Primarily represents royalty income for technology licensing.

(2)
See below for more information regarding the company’s restructuring and other (income) charges, net.

	Years ended December 31,
In millions	2015	2014
Restructuring and other (income) charges, net
Gain on sale of assets and businesses	$(12)	$(5)
Insurance and legal settlements	—	—
Asset write-downs	4	—
Total restructuring and other (income) charges, net	$(8)	$(5)

2015 activities
During 2015, the company sold its 60 percent interest in a subsidiary in China for cash proceeds of  $11 million and recorded a gain on the sale of the subsidiary of  $11 million. Prior to its sale this subsidiary operated under the company’s Performance Materials operating segment. The additional $1 million of income relates to an additional gain on the 2014 sale of Performance Materials’ air purification business as noted below.
As part of a plan that was implemented to restructure a portion of the Company’s operations, we recorded an impairment of  $4 million to write down inventory and property, plant and equipment associated with certain manufacturing operations of the Company’s Performance Chemicals segment.
2014 activities
The company made a strategic decision to sell its Performance Materials’ air purification business. During 2014, the company sold the net working capital and associated customer list related to the air purification business and recorded a $5 million gain on sale.
The company’s effective tax rate was 38% and 35% for the years ended December 31, 2015 and 2014, respectively. The differences in these effective rates compared to the combined statutory rates were primarily due to non-deductible transaction costs in 2015.

Adjusted EBITDA was $203 million and $247 million for years ended December 31, 2015 and 2014, respectively. This decrease of  $44 million was primarily driven by declines in segment EBITDA in Performance Chemicals of  $36 million and in Performance Materials of  $8 million. See Segment Operating Results section below for more information on the results of operations for each of the company’s operating segments.
Comparison of Years Ended December 31, 2014 and 2013
The table below shows the 2014 combined net sales and percentage variances from 2013:
In millions	2014 Net Sales	Percentage change vs. prior year	Currency effect	Price/Mix	Volume	Other
Combined	$1,041	6%	(1)%	1%	6%	—%
Sales were $1,041 million and $980 million for the years ended December 31, 2014 and 2013, respectively. The sales increase in 2014 was driven by $60 million in volume growth (six percent of sales) in pavement, inks, adhesives, oilfield, other industrial specialties and automotive emissions markets due to market growth and share gains in those markets. Pricing and product mix improved by $6 million (one percent of sales) from gains in high value strategic markets for pavement, inks, adhesives, automotive emissions and process purification due to changes in customer mix and price. These increases were partially offset by negative pricing and product mix in certain industrial specialties and oilfield technologies products. These gains were partially offset by unfavorable foreign currency exchange of  $5 million (one percent of sales) due to the devaluation of the Japanese Yen and the Brazilian Real versus the U.S. Dollar compared to 2013.
Cost of sales were $718 million (69% of sales) and $685 million (70% of sales) for the years ended December 31, 2014 and 2013, respectively. Cost of sales increased by $33 million primarily driven by $40 million due to six percent higher volume, $12 million due to input cost inflation related to raw materials, freight and energy compared to 2013. These increases were partially offset by $16 million in productivity improvements and $3 million due to a depreciation in the Brazilian Real versus the U.S. dollar compared to 2013.
Selling, general and administrative expenses were $112 million (11% of sales) and $103 million (11% of sales) for the years ended December 31, 2014 and 2013, respectively. Selling, general and administrative expenses increased $9 million primarily driven by $6 million in higher employee costs primarily driven by higher incentive compensation and investments in sales and technical support capabilities, $2 million in higher commissions due to higher sales in pavement technologies, and $2 million in higher travel, entertainment and consulting expenses partially offset by a decrease in legal spending and other costs of  $1 million compared to 2013.
Interest expense was $16 million and $13 million for the years ended December 31, 2014 and 2013, respectively. Interest expense consisted of  $6 million and $7 million related to capital lease obligations and $10 million and $6 million in allocated interest expense from WestRock for the years ended December 31, 2014 and 2013, respectively.
Other income, net was $8 million and $5 million for the years ended December 31, 2014 and 2013, respectively, and consisted of the following:
	Years ended December 31,
In millions	2014	2013
Foreign currency exchange losses (income)	$1	$—
Royalty and sundry income(1)	(4)	(2)
Restructuring and other (income) charges, net(2)	(5)	(3)
Other (income) expense, net	$(8)	$(5)

(1)
Primarily represents royalty income for technology licensing.

(2)
See below for more information regarding the company’s restructuring and other (income) charges, net.

	Years ended December 31,
In millions	2014	2013
Restructuring and other (income) charges, net
Gain on sale of assets and businesses	$(5)	$—
Insurance and legal settlements	—	(13)
Asset write-downs	—	10
Total restructuring and other (income) charges, net	$(5)	$(3)

2014 activities
The company made a strategic decision to sell its Performance Materials’ air purification business. During 2014, the company sold the net working capital and associated customer list related to the air purification business and recorded a $5 million gain on sale.
2013 activities
During 2013, the company incurred pre-tax charges of  $10 million ($6 million attributable to the company and $4 million associated with noncontrolling interests) in connection with certain asset write-downs at one of the company’s Performance Materials’ foreign manufacturing locations.
The company’s Performance Chemical operating segment benefited from favorable non-recurring insurance and legal settlements during 2013.
The company’s effective tax rate was 35% and 36% for the years ended December 31, 2014 and 2013, respectively. The differences in these effective rates compared to the combined statutory rates were primarily due to the mix and levels of domestic versus foreign earnings. In 2014, Ingevity recorded a tax provision of $70 million, reflecting an increase of  $4 million from 2013 primarily due to an increase in earnings. The decrease in the effective tax rate to 35% in 2014 compared to 36% in 2013 was primarily due to the increase in a valuation allowance in 2013 partially offset by an increased benefit recognized in 2014 relating to IRC Section 199 deductions.
Combined Adjusted EBITDA was $247 million and $227 million for the years ended December 31, 2014 and 2013, respectively. This increase of  $20 million was primarily driven by improvements in segment EBITDA in Performance Materials of  $22 million and a slight decline in segment EBITDA Performance Chemicals of  $2 million. See “Segment Operating Results” section below for more information on the results of operations for each of the company’s operating segments.
Segment Operating Results
In addition to the information discussed above, the following sections discuss the results of operations for each of the company’s segments. The company’s segments are (i) Performance Chemicals and (ii) Performance Materials.
In general, the accounting policies of the segments are the same as those described in the Summary of Significant Accounting Policies in the Annual Combined Financial Statements.
Performance Chemicals
	Years ended December 31,
In millions	2015	2014	2013
Net sales	$711	$792	$759
Segment profit	87	124	126
Plus: Depreciation and amortization	24	23	23
Segment EBITDA	$111	$147	$149

Comparison of Years Ended December 31, 2015 and 2014
In millions	2015 Net Sales	Percentage change vs. prior year	Currency effect	Price/Mix	Volume	Other
Performance Chemicals	$711	(10)%	(3)%	(3)%	(4)%	—%
Segment sales for the Performance Chemicals segment were $711 million and $792 million for the years ended December 31, 2015 and 2014, respectively. The sales decrease was driven by $28 million (three percent of sales) of unfavorable foreign currency exchange due to the devaluation of the Euro and Brazilian Real versus the U.S. Dollar and $24 million (three percent of sales) of unfavorable pricing and product mix in the rubber, publication inks, and adhesives markets and certain other industrial specialties and oilfield technologies products. Volume declined by $29 million (four percent of sales) driven by unfavorable volume in oilfield and certain industrial specialties markets partially offset by volume growth in high value strategic markets for pavement, adhesives, and agrochemicals markets compared to 2014.
Segment EBITDA for Performance Chemicals segment was $111 million and $147 million for the years ended December 31, 2015 and 2014, respectively. Segment EBITDA decreased primarily due to $24 million from unfavorable pricing and product mix in the rubber, publication inks, and adhesives markets and certain industrials specialties and oilfield technologies products, $9 million from unfavorable foreign currency exchange due to the devaluation of the Euro and Brazilian Real versus the U.S. Dollar, $7 million from lower sales volume, and $14 million from unfavorable productivity, higher costs related to higher planned maintenance downtime, costs from continued investments in sales and technical support capabilities, and investments in product development and innovation. These decreases were partially offset by $18 million of deflation on CTO and other petroleum-based raw materials compared to 2014.
Comparison of Years Ended December 31, 2014 and 2013
In millions	2014 Net Sales	Percentage change vs. prior year	Currency effect	Price/Mix	Volume	Other
Performance Chemicals	$792	4%	—%	—%	5%	(1)%
Segment sales for the Performance Chemicals segment were $792 million and $759 million for the years ended December 31, 2014 and 2013, respectively. The sales increase in 2014 was driven by $39 million (five percent of sales) of volume growth in pavement, inks, adhesives, oilfield and other industrial specialties markets. These gains were partially offset by unfavorable foreign currency exchange of  $3 million (less than one percent of sales) due to the devaluation of the Brazilian Real versus the U.S. Dollar. Pricing and product mix was unfavorable by $3 million (less than one percent of sales) due to certain industrial specialties and oilfield technologies standard product offerings partially offset by improvements from gains in the pavement, inks and adhesives markets compared to 2013.
Segment EBITDA for Performance Chemicals segment was $147 million and $149 million for the years ended December 31, 2014 and 2013, respectively. Segment profit decreased in 2014 primarily due to $10 million of CTO and other pine-based raw material input cost increases and other input cost inflation primarily related to energy, $3 million from unfavorable pricing and product mix within industrial specialty markets and $5 million from continued investments in sales and technical support capabilities and investments in product development and innovation. These decreases were partially offset by $9 million from higher volumes and $7 million manufacturing productivity associated with higher plant operating rates compared to 2013.

Performance Materials
	Years ended December 31,
In millions	2015	2014	2013
Net sales	$257	$249	$221
Segment profit	81	90	68
Depreciation and Amortization	11	10	10
Segment EBITDA	$92	$100	$78

Comparison of Years Ended December 31, 2015 and 2014
In millions	2015 Net Sales	Percentage change vs. prior year	Currency effect	Price/Mix	Volume	Other
Performance Materials	$257	3%	(1)%	2%	2%	—%
Segment sales for the Performance Materials segment were $257 million and $249 million for the years ended December 31, 2015 and 2014, respectively. The sales increase in 2015 was driven by $6 million (two percent of sales) in volume improvements in the automotive emissions market due to strength in the NAFTA market and continued regulatory trends partially offset by declines in process purification markets and $5 million (two percent of sales) in pricing and mix improvements from gains in the automotive emissions market. These gains were partially offset by $3 million (one percent of sales) of unfavorable foreign currency exchange due to the devaluation of the Japanese Yen and the Euro versus the U.S. Dollar compared to 2014.
Segment EBITDA for the Performance Materials segment was $92 million and $100 million for the years ended December 31, 2015 and 2014, respectively. Segment EBITDA was down by $8 million primarily due to $13 million from unfavorable productivity related to higher planned maintenance outages and project expenses incurred during the construction of our greenfield plant in China, and $3 million from unfavorable foreign currency exchange due to the devaluation of the Japanese Yen and Euro versus the U.S. Dollar which was partially offset by $5 million in favorable pricing and mix in automotive emissions and $3 million in favorable volume compared to 2014.
Comparison of Years Ended December 31, 2014 and 2013
In millions	2014 Net Sales	Percentage change vs. prior year	Currency effect	Price/Mix	Volume	Other
Performance Materials	$249	13%	(1)%	4%	10%	—%
Segment sales for the Performance Materials segment were $249 million and $221 million for the years ended December 31, 2014 and 2013, respectively. The sales increase in 2014 was driven by $22 million (ten percent of sales) in volume growth in the automotive emissions market partially offset by volume declines in process purification markets. Revenue benefited by $8 million (four percent of sales) in pricing and product mix improvements in both the automotive emissions and process purification markets. These gains were partially offset by $2 million (one percent of sales) of unfavorable foreign currency exchange due to the devaluation of the Japanese Yen versus the U.S. Dollar compared to 2013.
Segment EBITDA for the Performance Materials segment was $100 million and $78 million for the years ended December 31, 2014 and 2013, respectively. Segment EBITDA increased in 2014 primarily due to $10 million from higher volumes in automotive emissions, $9 million from favorable productivity, including savings from cost reduction initiatives and increased plant throughput and operating rates and $8 million from favorable pricing and product mix in automotive emissions and process purification markets compared to 2013. These benefits were partially offset by $3 million of inflation on raw materials and other input costs and $2 million from unfavorable foreign currency exchange due to the devaluation of the Japanese Yen versus the U.S. Dollar compared to 2013.

Liquidity and Capital Resources
Historically, the primary source of liquidity for Ingevity’s business is the cash flow provided by operations which has historically been transferred to WestRock to support its overall cash management strategy. Prior to separation, transfers of cash to and from WestRock have been reflected in Net Parent Investment in the historical Combined Balance Sheets, Statements of Cash Flows and Statements of Changes in Net Parent Investment. We expect WestRock to continue to fund us with cash as needed through the date of the separation.
Cash and cash equivalents totaled $32 million at December 31, 2015. Cash equivalents are comprised of short-term investments in U.S. and Brazilian government securities. Management continuously monitors deposit concentrations and the credit quality of the financial institutions that hold the company’s cash and cash equivalents, as well as the credit quality of its insurance providers, customers and key suppliers.
Due to the global nature of the company’s operations, a portion of its cash is held outside the United States. We believe that our foreign holdings of cash will not have a material adverse impact on our liquidity. The company does not currently expect to repatriate cash earnings from its foreign operations in order to fund U.S. operations. If these earnings were distributed, such amounts would be subject to U.S. federal income tax at the statutory rate less the available foreign tax credits, if any, and potentially subject to withholding taxes in the various jurisdictions.
Separation and Distribution impact on liquidity
We do not expect the financing transactions, we have entered (as described below) or will enter into in connection with the separation, including the payment of the dividend, distribution or other cash transfer to WestRock, to impact our cash flow requirements for 2016. Over the next 12 months we expect our operating free cash flows combined with cash on hand to be sufficient to meet our working capital needs.
Revolving Credit and Term Loan Facility
On March 7, 2016 we entered into a credit agreement governing a senior secured multi-currency revolving credit facility (the “Revolving Credit Facility”), which provides for maximum borrowings of  $400 million for the company, with a €100 million subfacility for a Belgian subsidiary borrower of Ingevity (the “Belgian Borrower”) subject to certain additional conditions on the initial funding date. The Revolving Credit Facility allows for borrowings in U.S. dollars, euros and Japanese yen, with certain sub-limits. The Revolving Credit Facility has a letter of credit sub-limit of  $75 million and a swingline facility sub-limit of approximately $40 million. The Revolving Credit Facility will be available, subject to certain customary conditions, on and after the initial funding date, which is expected to be up to 10 business days prior to or substantially concurrently with the separation from WestRock. The Revolving Credit Facility can be utilized for working capital and other general corporate purposes, and is expected to be drawn up to $225 million on the distribution date.
We also, on March 7, 2016, entered into a senior secured term loan facility (the “Term Loan Facility” and together with the Revolving Credit Facility, the “Facilities”) of  $300 million, the proceeds of which, together with the funding date draw under the Revolving Credit Facility, we expect will be used to pay a dividend, distribution or other cash transfer of up to $500 million to WestRock or one of its subsidiaries prior to the consummation of the separation and distribution and to pay fees and expenses associated with the Facilities and the separation. The term loan will be funded subject to certain additional conditions on the funding date.
The Facilities mature on the five-year anniversary of the initial funding date of the Facilities. The Term Loan Facility amortizes at a rate equal to 0 percent per annum during the first year after the funding date, 5 percent per annum during the second and third years after the funding date and 10 percent per annum during the fourth and fifth years after the funding date, with the balance due at maturity. The Term Loan Facility will require the proceeds of certain asset sales and casualty events to be applied to prepay the loans under the Term Loan Facility, subject to certain thresholds, exceptions and reinvestment rights.
The interest rates per annum applicable to the loans under the Facilities are based on a fluctuating rate of interest measured by reference to, at the borrowers’ election, either (1) an adjusted London inter-bank offered rate (LIBOR) plus a borrowing margin, or (2) an alternate base rate plus a borrowing margin. The borrowing margin for the Facilities is subject to adjustment based on the company’s consolidated total leverage ratio, and is between 1.25% and 2.00% in the case of LIBOR loans and between 0.25% and 1.00% in the case of base rate loans.
Customary fees will be payable in respect of both Facilities. The Revolving Credit Facility fees will include (i) commitment fees, based on a percentage of the daily unused portions of the facility ranging from 0.15% to 0.30%, and (ii) customary letter of credit fees. These fees are expected to be capitalized and amortized over the term of the Facilities.
The Facilities include financial covenants requiring the company to maintain on a consolidated basis, as of the end of each fiscal quarter, a maximum total leverage ratio of 3.75 to 1.00, which may be increased to 4.25 to 1.00 under certain circumstances and a minimum interest coverage ratio of 3.00 to 1.00, in each case, as of the first fiscal quarter ending after the funding date. The Facilities include customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, cross default to certain other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of guarantees or security interests, material judgments and change of control.
For a further description of the above mentioned financing arrangements, see “Description of Material Indebtedness” within this Information Statement.
Cash flow comparison of Years Ended December 31, 2015, 2014 and 2013
	Years ended December 31,
In millions	2015	2014	2013
Net cash provided by operating activities	$73	$143	$137
Net cash used in investing activities	(90)	(102)	(64)
Net cash provided by (used in) financing activities	27	(31)	(79)
Operating activities
During 2015, cash flow from operations decreased primarily due to lower year-over-year cash earnings as well as net increases in working capital compared to 2014. During 2014, cash flow increased due to higher year-over-year cash earnings, which was partially offset by net increases in working capital compared to 2013. Working capital increases are driven primarily by increases in inventory balances offset by increases in accounts payable when compared to 2013.
Investing activities
For all periods, the cash used in investing activities are primarily attributable to capital expenditures. In 2015 and 2014, capital spending included base maintenance capital supporting ongoing operations and significant growth spending primarily related to the construction of an activated carbon manufacturing facility in China and new derivative equipment in Charleston supporting the adhesives, pavement and oilfield markets.
	December 31,
In millions	2015	2014
Maintenance capital expenditures	$33	$28
Safety, health and environment	12	11
Growth and cost improvement capital expenditures	57	62
Total capital expenditures	$102	$101

Projected 2016 capital expenditures are expected to be $65 million to $80 million.
Financing activities
As WestRock manages the company’s cash and financing arrangements, all excess cash generated through earnings is remitted to WestRock and all sources of cash are funded by WestRock.

Cash provided by financing activities in 2015 was $27 million and was driven by cash provided by WestRock of  $30 million. Cash used in financing activities in 2014 was $31 million and was driven by excess cash remitted to WestRock of  $31 million. Cash used in financing activities in 2013 was $79 million and was driven primarily by excess cash remitted to WestRock of  $70 million and distributions to noncontrolling interests of  $8 million.
Current Assets and Liabilities
	December 31,
In millions	2015	2014
Cash and cash equivalents	$32	$20
Accounts receivable, net	96	108
Inventories	151	130
Prepaid and other current assets	20	13
Total current assets	$299	$271

Current assets as of December 31, 2015 increased $28 million compared to December 31, 2014 primarily due to increases in cash and inventories. Accounts receivable, net as of December 31, 2015 decreased $12 million consistent with the lower revenues in 2015 compared to 2014. Inventories increased by $21 million, driven by higher raw materials, including CTO, as well as higher finished goods supporting automotive emissions and pavement technologies year over year growth as well as seasonality in the pavement technologies market.
	December 31,
In millions	2015	2014
Accounts payable	$65	$105
Accrued expenses	13	13
Accrued payroll and employee benefits	10	18
Notes payable	9	3
Total current liabilities	$97	$139

Current liabilities as of December 31, 2015 decreased by $42 million compared to December 31, 2014 primarily driven by decreases in accounts payable partially offset by increases in notes payable. Accounts payable decreased $40 million primarily due to decreases in fourth quarter 2015 capital expenditures when compared to the fourth quarter of 2014. Notes payable increased $6 million due to an increase in borrowing related to the funding of the construction of our new Chinese activated carbon manufacturing facility.
Contractual Obligations
The company enters into various contractual obligations throughout the year. Presented below are the contractual obligations of the company as of December 31, 2015, and the time period in which payments under the obligations are due. Disclosures related to capital lease obligations are included in Note 9 of Notes to Combined Financial Statements. Also included below are disclosures regarding the amounts due under purchase obligations. A purchase obligation is defined as an agreement to purchase goods or services that is enforceable and legally binding on the company and that specifies all significant terms, including fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. The company has included in the below disclosure all normal and recurring purchase orders, take-or-pay contracts, supply arrangements as well as other purchase commitments that management believes meet the above definition of a purchase obligations.

	Payments due by period
In millions	Total	Less than 1 yr – 2016	1 – 3 yrs 2017 – 2018	3 – 5 yrs 2019 – 2020	More than 5 yrs 2021 and beyond
Contractual obligations:
Capital lease obligations(1)	$150	$6	$12	$12	$120
Operating lease obligations	33	10	14	7	2
Purchase obligations	158	158	—	—	—
Total	$341	$174	$26	$19	$122

(1)
Amounts include the interest payments under the capital lease as well as the principle payment due in 2027.

New Accounting Guidance
Refer to the Note 3 to the Combined Financial Statements included within this Information Statement beginning on page F-1 for a full description of recent accounting pronouncements including the respective expected dates of adoption and expected effects on the company’s Combined Financial Statements.
Critical Accounting Policies
Our principal accounting policies are described in Note 2 to the Combined Financial Statements included within this Information Statement beginning on page F-1. The preparation of financial statements in accordance with GAAP requires management to make estimates and assumptions that affect the reported amounts of some assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Management believes the accounting policies discussed below represent those accounting policies requiring the exercise of judgment where a different set of judgments could result in the greatest changes to reported results.
Revenue recognition:   The company recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the company’s revenues are generated through product sales and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (freight on board) shipping point unless risk of loss is maintained under freight terms. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The company provides allowances for estimated returns and other customer credits such as discounts and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns.
Accounts receivable and allowance for doubtful accounts:   Accounts receivable, net on the Combined Balance Sheets are comprised of both trade receivable and non-trade receivable balances less allowances for doubtful accounts. Trade receivable consist of amounts owed to the company from customer sales and are recorded at the invoiced amounts when revenue is recognized and generally do not bear interest. Non-trade receivables represent $3 million and $6 million at December 31, 2015 and 2014, respectively. The allowance for doubtful accounts is the company’s best estimate of the amount of probable loss in the existing accounts receivable. The company determines the allowance based on historical write-off experience, current collection trends, and external business factors such as economic factors, including regional bankruptcy rates, and political factors. Past due balances over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered. Accounts receivables have been reduced by an allowance for doubtful accounts of $0.1 million and $0.5 million at December 31, 2015 and 2014, respectively.
Concentration of credit risk:   The financial instruments that potentially subject the company to concentrations of credit risk are accounts receivable. The company limits its credit risk by performing ongoing credit evaluations and, when necessary, requiring letters of credit, guarantees or collateral. The company had accounts receivable from its largest customer of  $24 million and $20 million as of

December 31, 2015 and 2014, respectively. Sales to this customer, which are included in the Performance Chemicals segment, were 11 percent, 11 percent and 10 percent of total net sales for the years ended December 31, 2015, 2014 and 2013, respectively. No other customers individually accounted for greater than 10 percent of the company’s combined net sales.
Impairment of long-lived assets:   The company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to carrying value to determine whether impairment exists.
If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.
Income taxes:   As a division of WestRock, the company is not an income tax payer in the United States as its domestic results and related tax obligations, if any, are included in the tax returns of WestRock. The income tax provision included in these combined financial statements related to domestic income was calculated on a separate return basis, as if the company was a separate taxpayer and the resulting current tax receivable or liability, including any liabilities related to uncertain tax positions, was settled with WestRock through equity.
In tax jurisdictions located in Brazil and China, the operations of the company are conducted by discrete legal entities, each of which files separate tax returns. All resulting current income tax assets and liabilities are reflected in the combined balance sheets of the company.
Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities for each segment. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future.
Quantitative and Qualitative Disclosures about Market Risk
Foreign currency exchange rate risk
The company has foreign-based operations, primarily in Europe, South America and Asia, which accounted for approximately 35 percent of its 2015 net sales. The company’s significant operations outside the United States have designated the local currency as their functional currency. The primary currencies for which the company has exchange rate exposure is the U.S. dollar versus the euro, the Brazilian real, the Japanese yen and the Chinese yuan. In addition, certain of the company’s domestic operations have sales to foreign customers. In the conduct of its foreign operations, the company also makes inter-company sales. All of this exposes the company to the effect of changes in foreign currency exchange rates. Our earnings are therefore subject to change due to fluctuations in foreign currency exchange rates when the earnings in foreign currencies are translated into U.S. dollars. We do not hedge this translation impact on earnings. The U.S. dollar versus the euro is the company’s most significant foreign currency exposure. A hypothetical 10 percent change in the average euro to U.S. dollar exchange rates during the year ended December 31, 2015, would have changed the company’s net sales and income before income taxes by approximately $10 million or one percent and $4 million or three percent, respectively.
Flows of foreign currencies into and out of the company’s operations are generally stable and regularly occurring and are recorded at fair market value in the company’s financial statements. The company’s foreign currency management policy permits it to enter into foreign currency hedges when these flows exceed a threshold, which is a function of these cash flows and forecasted annual operations. There were no foreign currency derivative contracts outstanding at December  31, 2015.
Concentration of credit risk
The financial instruments that potentially subject the company to concentrations of credit risk are accounts receivable. The company limits its credit risk by performing ongoing credit evaluations, and when necessary, requiring letters of credit, guarantees or collateral. The company had accounts receivable relating to its largest customer of  $24 million and $20 million as of December 31, 2015 and 2014, respectively.
Commodity price risk
A portion of our manufacturing costs include purchased raw materials, which are commodities whose prices fluctuate as market supply and demand fundamentals change. Accordingly, product margins and the level of our profitability tend to fluctuate with the changes in these commodity prices. The cost of energy is a manufacturing cost that is exposed to commodity pricing. The company’s energy costs are diversified among electricity, steam and natural gas, with natural gas comprising our largest energy input.
Crude tall oil price risk
Our results of operations are directly affected by the cost of our raw materials, particularly crude tall oil (“CTO”). Pricing for CTO (which accounts for approximately 17 percent of all of our cost of sales and 41 percent of our raw materials purchases for 2015) is subject to particular pricing pressures by reasons of the limited supply elasticity of the product and competing demands for its use, all of which drive pressure on price. Our gross profit and margins could be adversely affected by changes in the cost of CTO if we are unable to pass the increases on to our customers. CTO is a thinly traded commodity with pricing commonly established for periods ranging from one quarter to one year periods of time. The company tries to protect against such pricing fluctuations through various business strategies. Based on average pricing during the year ended December 31, 2015, a hypothetical unfavorable 10 percent change in the market price for CTO would have resulted in additional costs of sales of approximately $12 million or two percent, which we may or may not have been able to pass on to our customers.
Natural gas price risk
Natural gas is our largest form of energy purchases constituting approximately one percent of our cost of goods sold for the year ended December 31, 2015. Increases in natural gas costs, unless passed on to our customers, would adversely affect our results of operations. If natural gas prices increase significantly, our business or results of operations may be adversely affected. For the year ended December 31, 2015 a hypothetical unfavorable 10 percent change in natural gas pricing would have resulted in an additional cost of sales of approximately $1 million.
In order to better predict and control the future cost of natural gas consumed at the company’s plants, the company may engage in financial hedging of future gas purchase prices. Gas usage is relatively predictable month-by-month. The company hedges primarily with financial instruments that are priced based on New York Mercantile Exchange (NYMEX) natural gas futures contracts. There are no natural gas derivatives contracts outstanding at December 31, 2015.
Interest Rate Risk
At the time of the separation we expect that approximately $500 million of our borrowings will include a variable interest rate component. As a result, we expect to be subject to interest rate risk with respect to such floating-rate debt. A 100 basis point increase in the variable interest rate component of our borrowings would increase our annual interest expense by approximately $5 million or 24 percent.

BUSINESS
Ingevity
Ingevity is a leading global manufacturer of specialty chemicals and high performance carbon materials. We provide innovative solutions to meet our customers’ unique and demanding requirements through proprietary formulated products. Our deep technical expertise and experience, flexible manufacturing, distinctive chemistry, global reach and focus on innovation and application development provide our customers with the ability to enhance their own products and competitive position in the markets they serve.
Ingevity’s specialty chemicals products serve as critical inputs used in a variety of high performance applications, including asphalt paving, oil exploration and production, agrochemicals, adhesives, lubricants and printing inks. The company is also the leading global manufacturer of activated carbon used in gasoline vapor emission control systems in cars, trucks, motorcycles and boats, with over 750 million units installed globally over the 30-year history of this business. Our products meet highly specialized, complex customer needs in the industries in which they are used. As customer applications become more demanding, Ingevity’s products become increasingly specialized and represent a critical component of our customers’ products, typically at a modest input cost relative to the customer’s overall product cost. This value creation  — significant performance impact versus relatively low input cost — provides some measure of stability as customers may be reluctant to face the performance risk potentially associated with switching over to competitors’ offerings.
With a history of innovation spanning 100 years, we have grown into a global leader in the markets we serve with nearly $1 billion in sales, serving customers in approximately 65 countries from our United States, Brazil and China manufacturing facilities. Our global engineering, technical, sales and application support teams closely collaborate with our customers, and, importantly, with their customers. With our deep technical expertise and experience in our customers’ applications and end markets, we have the capacity and flexibility to anticipate and respond to changing market conditions and customer demands to develop proactive solutions which provide our customers — and therefore us — with a distinct competitive advantage. Additionally, the quality and diversity of our product portfolio, and the flexibility of our manufacturing assets, gives us the capability to direct our resources towards their most profitable and attractive uses and geographies in response to changing markets.
We participate in attractive, higher growth sectors of the global specialty chemicals industry. The broadly defined specialty chemicals industry is expected to experience a 3.6% CAGR from 2014 through 2019, according to IHS. Ingevity focuses on targeted markets within that space that are expected to outpace the broader specialty chemicals market growth rate, supported by long-term secular growth trends in infrastructure preservation and development, growth in unconventional oil exploration and production and increasing global food production demands. We also participate in more commoditized sectors, where we sell our functional chemistries, including TOFA and biofractions directly into the marketplace without differentiation, and where we sell certain activated carbons for use in some purification processes. Additionally, the company’s proprietary automotive carbon business, which engineers, manufactures and sells wood-based activated carbon used in gasoline vapor emission control systems, is expected to benefit from increasingly stringent vehicle emission standards worldwide that the company’s products are uniquely designed and qualified to meet. The annual global sales of light duty vehicles (i.e. passenger and light commercial vehicles) that are powered with gasoline are forecast to grow from approximately 71 million to approximately 91 million vehicles (+28%) from 2014 to 2025. Most of this growth is expected to occur outside of the United States and Canada in countries and regions where gasoline vapor emission standards significantly lag the modern, highly effective standards of the United States and Canada. This provides significant upside potential in addition to the already favorable macroeconomic growth trends of the global automotive industry.
We report in two business segments, Performance Chemicals and Performance Materials. Our Performance Chemicals segment primarily addresses applications in three product families: pavement technologies, oilfield technologies and industrial specialties. Our Performance Materials segment consists of our carbon technologies business which primarily produces automotive carbon products used in gasoline vapor emission control systems.

The chart below illustrates our revenue by segment, product family and sales by geography in 2015. For more information about the company’s U.S. and foreign operations, see Note 15 of Notes to the Combined Financial Statements beginning on page F-1 included within this Information Statement.

*
Based on location of customer

Our Core Strengths
Ingevity is committed to continued value creation for its customers and stockholders by focusing on its core strengths:
Leading Global Market Positions
We are a leader in the global pine chemicals industry, further distinguished by our focus on target markets that offer the potential for profitable growth, supported by long-term secular growth trends in infrastructure preservation and development, growth in unconventional oil exploration and production and increasing global food production demands. Our products serve as critical inputs used in a variety of high performance applications, including asphalt paving, oil exploration and production, agrochemicals, lubricants and printing inks. The quality and diversity of our product portfolio, and the flexibility of our manufacturing assets, gives us the capability to direct our differentiated products towards their most profitable and attractive uses and geographies.
Ingevity is the leading global manufacturer of activated carbon used in gasoline vapor emission control systems in cars, trucks, motorcycles and boats, with over 750 million units installed globally over the 30-year history of our automotive carbon business. This business is expected to benefit from increasingly stringent vehicle emission standards worldwide that the company’s products are uniquely designed and qualified to meet. The annual global sales of light duty vehicles (i.e. passenger and light commercial vehicles) that are powered with gasoline are forecast to grow from approximately 71 million to approximately 91 million vehicles (+28%) from 2014 to 2025. Most of this growth is expected to occur outside of the United States and Canada in countries and regions where gasoline vapor emission standards significantly lag the modern, highly effective standards of the United States and Canada. This provides significant upside potential in addition to the already favorable macroeconomic growth trends of the global automotive industry.
Flexible Manufacturing Capabilities Optimize Asset Utilization
The quality and diversity of our product portfolio, and the flexibility of our manufacturing assets, gives us the capability to direct our resources to their most profitable uses and geographies.
The company’s Performance Chemical assets include multipurpose chemical reactors that are capable of manufacturing products of varying chemistries that can serve multiple markets. For example, in its South Carolina facility, the newest reactor that was commissioned in 2015 is capable of producing products for asphalt, oilfield and adhesives applications, while our Louisiana assets can be redirected with relative ease among various applications including asphalt, oilfield, adhesives and inks.
The company’s carbon facilities, which primarily produce automotive carbon, are also capable of producing a number of other activated carbon products for the food, water, beverage and chemical purification industries, maximizing the productivity of these assets.
Deep Technical Expertise and Product Innovation Capability and Experience
We have deep technical expertise and market knowledge and insights, derived from customer relationships and research and development capabilities, that enable our innovation capacity. Innovation efforts are led and supported by our teams of technical experts and industry veterans, many of whom are considered the foremost experts in their fields, spread throughout our organization in key positions from product development to manufacturing and sales. Each of our business units has its own development and application laboratories that work in partnership with our customers to refine existing products and develop new innovations that will drive value for Ingevity and our customers.
With our technical expertise and product innovation capability and experience, and by working closely with our customers, our technical experts can quickly offer application solutions that address our customers’ most difficult challenges. For example, when our road contractor customers vary the aggregate and/or asphalt to be used in a particular job mix, they call on our expertise to quickly reformulate the Ingevity additive chemistry needed for the revised mix, so that they can meet the original job specifications on time, regardless of the change. Our ability to swiftly understand and address our customers’ performance needs allows Ingevity to maintain and grow its relationships with its customer base.
Unique Decades-Long Track Record of Automotive Carbon Products Meeting Emission Compliance Standards
Current U.S. federal and California regulatory standards require that gasoline vapor control devices remain effective for the entire life of the vehicles on which installed. Ingevity has a substantial, decades long track record of providing life-of-vehicle product performance in a properly designed gasoline vapor control system. Our unique capability to engineer a very specific nanoscale porosity into the carbons on a large commercial scale allows the system designers to minimize the system’s size based on our carbons’ ability to remain highly effective over the vehicle’s lifetime. Given the imperative for automotive manufacturers to produce vehicles capable of meeting these long-term requirements, or potentially face expensive recalls and unfavorable publicity, there is an increased risk to use other producers who do not have a comparable, proven history and technical capability, particularly given the significant costs associated with non-compliance should a competitor’s offering fail to maintain effectiveness over vehicle lifetimes.
Global Manufacturing and Supply Chain Reach
We have a global reach which allows us to effectively service multinational customers through a combination of our manufacturing facilities located in the United States, China and Brazil and local talent strategically placed around the globe. In addition, our technology centers located in the United States, China, Europe and India give us the ability to service our customers throughout these regions, and provide us with market insights that allow us to develop customized solutions for local and regional markets. We serve customers in approximately 65 countries, with our global engineering, technical, sales and application support teams. Our global reach enables us to more effectively serve — and be the business partner of choice to — multinational companies that look to partners who can meet their needs on a consistent basis wherever they do business.
This capability also allows us to take advantage of market trends. For example, our oilfield technology business has in the past been primarily focused on the North American market. Our global reach will allow us to pursue growth opportunities outside of the United States, particularly in the Middle East, which has not undergone as significant an output decline during the recent global slowdown in the oil and gas exploration industry.
Collaborative Customer and End User Relationships Drive Profitable Growth Opportunities
We take a partnership approach with our customers, investing resources to deeply understand their customers’ markets so that we can provide technologically advanced, tailored solutions that allow our customers to maintain a competitive advantage in the markets they serve. Our knowledge of our customers’ end markets provides us with insights that enable us to develop solutions that address opportunities or challenges and create value for our customers. For example, through our relationships with several automobile manufacturers (“OEMs”) (often, our customers’ customer), we learned that certain vehicles were having trouble passing emissions certification tests based on a small amount of VOCs migrating from the engine via the vehicles’ air intake systems. To address this issue, we developed several generations of activated carbon-based solutions (activated carbon honeycombs and engineered carbon sheets) that manage these emissions while minimizing pressure drop in the air intake system — a key performance advantage to the OEMs. This drove demand for our product by addressing the needs of our customers’ customer. We believe this approach — driving demand for our products by developing solutions for our customers’ end markets — has been and will continue to be a significant driver of profitable growth.
Education of Government and Regulatory Bodies on Scientifically Based Policies and Specifications
Many of our customers’ markets are subject to increasing regulatory standards and mandates, for example more stringent air quality standards in the case of automotive emissions or the use of recycled materials in the case of pavement technologies. With our technical expertise and experience, our teams are a valued resource and work directly with government and regulatory bodies, in support of our customers, as experts in their field to educate regulators about existing and innovative technologies that support their objectives or solve specific challenges. As the trend continues in mature and emerging markets towards more advanced solutions, we believe the ability to leverage our expertise to educate, advocate and promote sensible regulatory solutions will benefit our customers while driving incremental value within those markets. For example, Ingevity has globally recognized expertise in the highly specialized field of automotive gasoline vapor emissions. While tailpipe emissions on vehicles are well recognized, understood and regulated, gasoline vapor emissions from vehicles have been lightly regulated in many countries outside the United States and Canada. Our experts have educated authorities in other countries to help them understand and quantify the magnitude of these emissions and evaluate the highly effective solutions currently in use in the United States and Canada that can reduce these gasoline vapor emissions to “near zero” levels at a relatively low cost per vehicle.
Our work with regulators allows us then to work with our customers in order to help them respond and adapt to evolving and varying regulatory standards. For example, because of the stringent and differing regulatory compliance standards applicable to the global oilfield industry, our oilfield customers often turn to us over smaller, less sophisticated vendors in order to help them manage the complexities of compliance risk throughout the world.
Highly Engaged, Performance and Safety-driven Culture
We have assembled a highly talented, collaborative, committed and creative team which drives the success of our business. We believe in empowerment and accountability and encourage our employees to think boldly. Our collective ambition is keenly focused on creating value for today and tomorrow. Further, we are committed to protecting human health and the environment while using resources in a responsible and sustainable manner: as a long-standing member of the American Chemistry Council (ACC), we subscribe to the Guiding Principles of the American Chemistry Council’s Responsible Care® program — a global chemical industry performance initiative that is implemented in the United States through the ACC. Our ISO 9001, ISO/TS 16949 and Responsible Care® Certifications are internationally recognized measures of consistent superior performance and responsibility to health, safety, security and the environment. We believe this track record is something that differentiates us from our competitors in the eyes of many of our customers.
Long-term Secured Raw Material Supply
At the time of the separation, we intend to enter into a long-term supply agreement with WestRock pursuant to which we will purchase all of the CTO output from WestRock’s existing kraft mills, subject to certain exceptions. Beginning in 2025, either party may provide a notice to the other party terminating the agreement five years from the date of such notice. Beginning one year after such notice, the quantity of products provided by WestRock under the agreement will be gradually reduced over a four-year period based on the schedule set forth in the agreement. In addition, from 2022 until 2025, either party may provide one-year notice to remove a kraft mill as a supply source. The two largest kraft mills under the agreement currently are expected to supply approximately 18.5% to 20% and 16.5% to 17.5%, respectively, of the total amount of products expected to be supplied under our agreement with WestRock. Additionally, WestRock has the right to solicit higher third-party offers through a meet-or-release provision. See “Certain Relationships and Related Person Transactions — Crude Tall Oil and Black Liquor Soap Skimmings Agreement.” In the event that WestRock exercises its right to terminate our supply agreement with them or remove one or more kraft mills as a supply source, we may be able to obtain substitute supplies of CTO from other suppliers, spot purchases or a new contract with WestRock. This agreement will include pricing terms based on market prices plus a premium for volume and length of supply. Under this agreement, based on WestRock’s current output, we expect to initially source approximately 45% to 55% of our CTO requirements for the maximum operating rates of our North American facilities. The relationship with WestRock will be strategically important to our Performance Chemicals business due to the limited supply of CTO globally, of which we believe a significant portion is already under long-term supply agreements with other consumers of CTO. We believe this increment of supply, in conjunction with other contracted sources of CTO, will initially allow us to serve customer demand. See also “Risk Factors — Our Performance Chemicals segment is highly dependent on CTO which is limited in supply; lack of access to sufficient CTO would impact our ability to produce CTO-based products.”
Our Plans for Additional Growth
We have a demonstrated history of profitable growth. As an independent company, we believe we can accelerate our growth while maintaining our profitability. We intend to take the following steps as a newly independent public company:
Expand Sales to Existing Customers and into New Geographies
We believe we are well positioned to organically expand our sales through a combination of continued global sales growth, leveraging our significant application knowledge to apply our existing products to new applications and capitalizing on the investments we have made in our global sales, technical centers and distribution network. Our global reach allows us to effectively compete in new geographies, delivering proven innovative solutions where opportunities to apply our technologies exist. We continue to leverage our significant application knowledge and intimate customer relationships to target opportunities where we know our products perform, creating demand for our products by driving value for our customers.
We intend to continue to strengthen our position in emerging markets such as China, India and Brazil where we believe there are significant opportunities for growth. Opportunities include the expansion of sales of our asphalt products into areas increasingly in need of newly paved roads and increased sales of carbon technology solutions driven by anticipated regulatory expansion in the global automotive vapor emissions control market. As a result, we completed a new facility in China for the global automotive emissions control market during the fourth quarter of 2015 and have continued to invest in our Brazilian performance chemicals refinery.

Increase our Offering of Specialized, Higher Margin Products
We employ a world-class team of engineering, technical, sales and application specialists, along with experienced industry professionals, which provide us with deep technical knowledge and the ability to be a leading provider of specialty products in the markets we serve. We have the experience and capability to further develop and expand upon the products we currently produce, further differentiating them into higher value, increasingly specialized products, or developing new applications and end uses.
We have a history of success in such product development and differentiation. For example, our oilfield technologies business transitioned from providing basic TOFA to our customers to the development and marketing of specialized tall oil emulsifiers and corrosion inhibitors. We also grew our pavement technologies from asphalt chemicals into specialized additives used in ultra-thin paving technologies.
We believe that there is significant upside in further developing and expanding upon products produced from TOFA, displacing some of our lower margin business where we sell TOFA directly to certain customers. This will have the added benefit of improved insulation from the cyclical nature of the direct natural fats and oils market of which TOFA is a part. Over the next few years, our goal is to meaningfully increase the portion of our sales of specialized, higher value products derived from TOFA, including addressing new markets or opportunities to upgrade TOFA into product categories where we might not participate today.
Additionally, we search to supply the right chemistry for the applications within our market segments regardless of the raw materials required. Applying our unique insights into our end use applications, our team will search to find novel solutions outside of our current CTO-based materials to problems and work to create the supply chain needed to provide those products to our customers. As an example, we have developed, manufacture and sell product solutions in our asphalt business that are hydrocarbon based.
Innovate to Enable Our Customers to Adapt to Increasingly Stringent Regulatory Standards
We are a valued resource with government and regulatory agencies around the world, from California to China, including national, regional and local environmental regulatory bodies. We work directly with such bodies, in support of our customers, to help them develop sensible standards based on the availability of technological solutions that make such standards commercially achievable. As standards are adopted and become increasingly demanding, the products that can be used to achieve compliance with such standards become increasingly technologically complex to design and manufacture on a commercial level. The company’s ability to meet these complexities provides the company with a distinctive commercial edge — as our customers in many applications depend on us to help them meet their compliance standards. For example, when paving contractors were having difficulty meeting the Florida Department of Transportation’s initiative to use more recycled tire rubber, the pavement technologies group developed an innovative delivery system, Evoflex RMA, and educated contractors on how to use it to achieve the desired environmental and performance benefits. We also work closely with automotive companies and their suppliers to ensure that they understand and can meet increasingly stringent vehicle emission standards.
Invest Organically and Selectively Pursue Acquisitions that Further Strengthen Our Product Portfolio
We plan to continue to invest capital organically in attractive cost reduction projects and in capacity expansions as necessary to meet demand growth.
In addition, we intend to pursue value-creating acquisitions that represent attractive opportunities in our target markets as well as in high-value niche applications which complement our current product portfolio and capabilities. Following the separation, we will continue seeking to add product lines and portfolios, as well as marketing and manufacturing alliances, that will play an important role in strengthening our leadership positions. We intend to pursue acquisitions both domestically and globally.
Segments
Performance Chemicals
Ingevity’s Performance Chemicals segment develops, manufactures and sells a wide range of specialty chemicals primarily derived from co-products of the kraft pulping process. Products include performance chemicals derived from pine chemicals used in asphalt paving, adhesives, agrochemical dispersants, printing inks, lubricants, oilfield exploration and production and other diverse industrial uses. Our application expertise is often called upon to provide unique solutions to our customers that maximize resource efficiency.
The primary raw material used in our Performance Chemicals segment is CTO. Our flexible manufacturing processes allow us to take advantage of our steady availability of CTO supply and respond to changing customer and market demands, which enables us to fully utilize our manufacturing assets.
The company’s Performance Chemicals business serves customers globally from two manufacturing locations in the United States and a third in Brazil.
In 2015, our Performance Chemicals segment delivered sales of  $711 million and Segment EBITDA of $111 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ingevity” for a reconciliation of Segment EBITDA to segment profit under U.S. generally accepted accounting principles (“GAAP”).
Production
Most of our performance chemicals are derived from CTO, a co-product of the kraft pulping process, where pine is used as the source of the pulp. CTO is produced by acidulating black liquor soap skimmings, which is recovered during the kraft pulping process. The CTO is further separated by distillation into TOR or TOFA and other biofractions. As such products are further refined or chemically modified, higher value derivative products are created, making their way into a wide variety of industrial and consumer goods. The company also produces performance chemicals derived from lignin, also a co-product of the kraft pulping process. TOR and TOFA are sold directly to customers in some instances, or, along with lignin, further refined or chemically modified into higher value derivative products.
Our differentiated performance chemicals are engineered to meet specific industry standards and customer requirements. Examples of the company’s products and their primary end uses or applications are illustrated in following graphic:

Raw Materials
Ingevity
End Markets
Biorefinery
Upgrade Processing
Chemical Intermediates
Specialized Products
Forests
Pulp Mill
Crude Tall Oil ("CTO")
Kraft Lignin
Externally Sourced Specialty Materials
Tall Oil Fatty Acid ("TOFA")
Distilled Tall Oil ("DTO")
Tall Oil Rosin ("TOR")
Pitch & Heads
Sulfonated Lignin
Emulsifiers
Surfactants
Lubricity Agents
Corrosion Inhibitors
Dimer Acids
Corrosion Inhibitors
Lubricity Agents
Tackifier Resins
Ink Resins
Paper Size
Emulsifiers
Binders
Industrial Fuels
Dispersants
Compounded Polymers & Surfactants
Asphalt
Cleaners
Coatings
Lubricants
Oilfield
Lubricants
Mining
Rubber
Adhesives
Inks
Paper
Rubber
Fire logs
Mining
Nutraceuticals
Roofing
Renewable Energy
Agrochemicals
Asphalt
Textile Dyes
Asphalt

Pavement Technologies
Our pavement technologies group supplies a broad line of innovative additives, systems and technologies for road construction, resurfacing, preservation, maintenance and recycling globally. As a specialty asphalt additive supplier for over 50 years, we have a long history of work with transportation agencies, university research consortiums, paving contractors and asphalt refiners around the world to design, develop and implement innovative additives and novel paving systems that protect existing roadways and enhance the performance of new road construction.
Our pavement technologies team combines broad downstream technical, application and construction experience with a strong direct sales and marketing presence. Our combined expertise in the disciplines of chemistry and civil engineering provides a comprehensive understanding of the relationship between molecular structure of our chemistries and their impact on the performance of pavement systems. This allows us to develop products customized to local markets and consistently deliver cost-effective solutions for our clients. We also introduce and commercialize new technologies globally through consultative relationships with ministries and departments of transportation to stimulate customer demand for our products.
We supply over 100 asphalt additive products and technologies to approximately 500 customers under numerous well-known industry brands such as Evotherm®, Ralumac® and Indulin®. Technology centers located in the United States, China, Europe and India give us the ability to service our customers throughout these regions, and provide us with market insights that allow us to develop customized solutions for local and regional markets.
We are a global leader in the rapidly expanding Warm Mix Asphalt (“WMA”) enhanced paving segment with our Evotherm® family of products, with over 50,000 miles of Evotherm® asphalt having been placed into service in the United States. Evotherm’s® unique chemistry allows paving at temperatures up to 100 degrees Fahrenheit lower than traditional hot mix asphalt (which typically runs between 300 and 325 degrees Fahrenheit), and lower than temperatures achieved by competing WMA technologies. The product, which is added during the mixing of rock aggregate and liquid asphalt, requires no other modification to the paving process. Performance benefits of the Evotherm® product include extending the paving season into colder weather conditions, enabling service to more distant jobsites, accelerating project completion and improving worker safety. According to industry standard predictive lab tests, roads constructed with Evotherm® technology have improved aggregate adhesion properties and longer pavement life. Evotherm® carries environmental benefits as well, reducing production-related CO2 emissions up to 30 – 35% and lowering jobsite emissions by reducing the fumes typically associated with hot mix asphalt paving. Evotherm® also delivers significant savings per ton of mix, making this an attractive product during times of constrained municipal resources and budgets.
According to the National Asphalt Paving Association, WMA paving technology is used annually in 30% of all new highway construction in the U.S. The relevant advantages of WMA paving, and of Evotherm® in particular, are expected to lead to growth, both in the United States and internationally. The product is already gaining market acceptance in China and Europe, with 15,000 kilometers placed in service in each region. We believe additional growth opportunities exist in Europe, Latin America and elsewhere in Asia, addressable through our existing distribution capabilities in each of these regions.
Customers
We supply over 100 asphalt additive products and technologies to approximately 500 customers under numerous well-known industry brands such as Evotherm®, Ralumac® and Indulin®. Technology centers located in the United States, China, Europe and India create market insights for product development customized to local and regional markets.
Competition
We compete on the basis of deep knowledge of our customers’ business and extensive insights into road building technologies and trends globally. We use these strengths to develop consultative relationships with government departments of transportation, facilitating new technology introduction into key markets around the world. Our combined expertise in the disciplines of chemistry and civil engineering provides a comprehensive understanding of the relationship between molecular structure of our chemistries and their impact on the performance of pavement systems. This allows us to develop products customized to local markets and consistently deliver cost-effective solutions for our clients. Our competitors in pavement technology include AkzoNobel, Arkema and ArrMaz, as well as other competitors.
Oilfield Technologies
Our oilfield technologies group produces and sells a wide-range of innovative specialty chemical products for the global oilfield industry, including well service additives and chemical solutions for production and downstream applications.
Well Service Additives.   Our well service additive products are formulated to increase emulsion stability and aid in fluid loss control for oil-based drilling fluids. Other additives include rheology modifiers, which are used to improve the viscosity properties of oil-based fluids, and are typically used in deep water or cold temperature applications and wetting agents, which provide improved wetting of solids and aid in the efficiency of the drilling process. This family of products aids in accessing difficult to reach oil and gas reserves, both on and offshore around the globe.
Production and Downstream.   Our production and downstream products serve as corrosion inhibitors or their components. Crude oil and natural gas production is characterized by variable production rates and unpredictable changes due to the nature of the produced fluids including but not limited to water and salt content. Our corrosion inhibitors maximize production rates by reducing equipment downtime from corrosion of key equipment and pipe.
Customers
We sell our oilfield technologies to over 60 customers around the globe. Our relationships with our top ten customers have been in place for more than ten years, and we work extremely closely with our customers on their product requirements.
Competition
We compete on the basis of our ability to understand our customers’ applications and deliver solutions that aid in their improvement of the exploration and production of oil and gas for the end users. Additionally, this application expertise coupled with our strong understanding of CTO based chemistry allows for rapid development of solutions to challenges in the field. Our scale and flexibility of manufacturing are the final piece that helps deliver the creativity, expedience and peace of mind the customers in oilfield require from their best suppliers. Our competitors include Georgia-Pacific, Lamberti, Kraton and several others.
Industrial Specialties
Our industrial specialties group manufactures specialty chemicals — including adhesive tackifiers, agrochemical dispersants, lubricant additives, corrosion inhibitors and ink resins — used in industrial settings. Our technical expertise and formulation capabilities allow us to develop innovative products to meet our customers’ various needs.
Adhesives.   We are a leading global supplier of tackifier resins which provide superior adhesion to difficult-to-bond materials to the adhesives industry. Adhesive applications for our products include construction, product assembly, packaging, pressure sensitive labels and tapes, hygiene and road markings.
Agrochemicals.   We produce dispersants for crop protection products as well as other naturally derived products for agrochemicals. Crop protection formulations are highly engineered, highly regulated and cover a range of different formulation types, from liquids to solids. We deliver a wide range of dispersants that are high performing and consistent. In addition, our crop protection products are approved for use as inert ingredients in agrochemicals by regulatory agencies throughout the world.
Lubricants.   We supply lubricant additives and corrosion inhibitors for the metalworking and fuel additives markets. Our lubricant products are multi-functional additives which contribute to lubricity, wetting, corrosion inhibition, emulsification and general performance improvement. Our products are also valued because of their ease in handling, robust performance and improved formulation stability.

Printing Inks.   We are a leading supplier of ink resins from renewable resources to the global graphic arts industry for the preparation of printing inks. Our products improve gloss, drying speed, viscosity, adhesion and rub resistance of the finished ink to the substrate. We produce a wide array of resins, typically specifically tailored to a customer’s use, which can vary by application, pigment type, end use, formulation and manufacturing and printing process.
Intermediates.   Our functional chemistries are sold across a diverse range of industrial markets including, among others, paper chemicals, textile dyes, rubber, cleaners, mining and nutraceuticals.
Customers
We sell our industrial specialty chemicals to approximately 500 customers around the globe. We have an over twenty-year relationship with many of our significant customers in this business. We work extremely closely with our customers on their product requirements. Our sales to the Flint Group accounted for more than 10% of the Company’s total sales for 2015.
Competition
In industrial specialties, our customers select the product that provides the best balance of performance, consistency and price. Reputation and commitment to our customer’s industry are also valued by our customers and allow us to win business when other factors are equal. In our adhesives business, our products compete against other tackifiers, including other TOR-based tackifiers as well as tackifiers produced from gum rosin and hydrocarbon starting materials. In addition, the choice of polymer used in an adhesive formulation drives the selection of tackifier. In agrochemicals, the selection of a dispersant is made early in the product development cycle and the formulator has a choice among Ingevity’s sulfonated lignin products, lower quality lignosulfonates and other surfactants such as naphthalene sulfonates. In lubricants, we compete against other producers of distilled tall oil and additives. In inks, our products compete against other resins that can be derived from TOR, gum rosin and, to a lesser extent, hydrocarbon sources. In our intermediates business, our TOFA competes against widely available fats and oils derived from soy, rapeseed, palm, cotton and tallow sources.
Competitors are different depending on the product, application and region and include Kraton, Georgia-Pacific, Eastman Chemical, ExxonMobil, Borregaard, Lawter, Respol/Forchem, as well as several others.
Performance Materials
We engineer, manufacture and sell wood-based, chemically activated carbon products, produced through a highly technical and proprietary process primarily for use in gasoline vapor emission control systems in cars, trucks, motorcycles and boats. We have produced and sold activated carbon for over 100 years, including over 30 years for our automotive application. We are the global leader in this automotive category, with over 750 million units installed globally since we entered this business. We also produce a number of other activated carbon products for the food, water, beverage and chemical purification industries, to maximize the productivity of our manufacturing assets.
Our automotive carbon products capture gasoline vapor emissions that would otherwise be released into the atmosphere as volatile organic compounds (“VOCs”) which contain hazardous air pollutants and can photochemically react to form ozone and secondary organic aerosols which themselves lead to the formation of haze and particulate pollution. These gasoline vapor emissions (which are distinct from tailpipe emissions) are released primarily (i) during refueling, (ii) when a vehicle is parked during the daytime, as a result of the expansion of the fuel tank in warmer daytime temperatures and (iii) as “running loss”, as a result of the expansion of vapors in the fuel tank from increased temperatures as a result of operation of the vehicle.
The company’s automotive carbon products are typically part of vehicle based gasoline vapor emissions control systems which can range from systems equipped with an approximately one liter carbon canister that captures one day of diurnal parking emissions, to more sophisticated Onboard Refueling Vapor Recovery (“ORVR”), running loss and multiday diurnal parking systems with a two to three liter carbon canister that captures over 98% of the gasoline vapor emissions.

The captured gasoline vapors are then largely purged from the carbon and directed to the engine where they are used as supplemental power for the vehicle. In this way, the company’s automotive carbon products are part of a system that is both an environmental control and energy recovery application. We estimate that for 2015 the company’s products collectively prevented over 10,000 metric tons of VOC emissions each day and returned the equivalent of 3.7 million gallons of gasoline each day to supplementally power vehicles which would have otherwise been lost to the atmosphere.
Environmental standards drive the implementation of gasoline vapor emission control systems by automotive manufacturers. While tailpipe emissions on vehicles are well recognized, understood and regulated, gasoline vapor emissions from vehicles have been lightly regulated in many countries outside the United States and Canada. For those countries that have not significantly regulated gasoline vapor emissions, enacting more stringent regulations represents a low-cost, high-return opportunity to address their air quality issues. The annual global sales of light duty vehicles (i.e. passenger and light commercial vehicles) that are powered with gasoline are forecast to grow from approximately 71 million to approximately 91 million vehicles (+28%) from 2014 to 2025. Most of this growth is expected to occur outside of the United States and Canada in countries and regions where gasoline vapor emission standards significantly lag the modern, highly effective standards of the United States and Canada. Adoption of modern gasoline vapor emission standards in these regions would have significant, positive environmental and energy efficiency impacts and provide significant upside growth potential for the company’s automotive carbon products.
The United States and Canada have led the world in recognizing and addressing the harm to air quality caused by gasoline vapor emissions, and have recently enacted regulatory standards that will further reduce these emissions to “near zero” levels by 2022 and will result in significant increases in the use of our patented canister “scrubber” technologies over the next several years. Other countries have significantly lagged in the adoption of regulatory standards that would reduce these gasoline vapor emissions, focusing instead on regulating the more “visible” tailpipe emissions. These other countries are using a gasoline vapor emission standard that is functionally equivalent to a 1981 U.S. regulatory standard. As a result, in Europe, Asia and South America, gasoline vapor emissions are the primary source of automotive VOC emissions. In China alone, hydrocarbon emissions from gasoline vapor emissions sources on an automobile are five to ten times higher than from the tailpipe.
As recognized experts in the field of gasoline vapor emission control, Ingevity has been working with regulatory bodies and relevant third parties in China, Japan, Mexico, Brazil and the European Union to help them understand and move towards more effective regulatory standards similar to those in place in the United States and Canada. Regulatory indications of adoption and implementation of more stringent vapor emissions standards outside of the United States and Canada include the following:
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On September 2, 2013, the Beijing Environmental Pollution Bureau (“EPB”) declared “war on pollution” and released a detailed plan to reduce pollution and improve air quality. The primary goal is to reduce Beijing’s 2017 particulate matter (PM2.5) levels by 25% from a 2012 baseline. Stated in the EPB’s plan is that by 2015, they will complete an ORVR standard and implementation plan for gasoline vehicles. Ingevity believes that implementation could be delayed until 2017. Beijing EPB published draft test procedures for public comment in late 2015 that included provisions for both ORVR and a 48-hour diurnal and hot soak test that is based upon the U.S. Tier 2 requirements. Beijing EPB stated their intended implementation date for the new standards is December 1, 2017. These changes should result in an increase in size of the system from an approximately 0.5 – 1 liter carbon canister that captures one day of diurnal parking emissions, to a more sophisticated ORVR and multiday diurnal parking system with a two to three liter carbon canister containing a higher performance carbon product.
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The European Commission (“EC”) is considering incrementally more stringent gasoline vapor emission regulations with its Euro 6c standards. A working group was established by the EC that has outlined increasing the stringency of their current standards to a 2-day diurnal parking emission standard that would generally increase canister volumes from 0.5 – 1 to 1.5 liters. Ingevity believes the test procedures and standards will be finalized by the middle of 2016 and implemented within the Euro 6c standards package.

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Sao Paulo is experiencing tremendous ozone problems and needs VOC reductions for improvement. CONAMA is the national authority with responsibility for establishing new vehicle emissions standards in Brazil and is presided over by the Minister of Environment. Sao Paulo’s CETESB, the technical arm under the Secretary of the Environment, desires to have CONAMA add ORVR to the next phase of vehicle standards, called Proconve 7. They must first get an approval and recommendation from AEA (Brazil’s Association of Automotive Engineers) and ABNT (Brazil Association for Technical Norms) before also seeking alignment with IBAMA. AEA has been working to finalize a set of test procedures that includes ORVR for addition to Proconve 7, and adding ORVR to Proconve 7 is likely in our view. The target date for Proconve 7 implementation is 2019, but this date could slip as a result of the economic problems currently facing Brazil. Brazil’s tailpipe standards are similar to U.S. Tier 2 but corrected for the high ethanol content of Brazilian fuels. Due to CETESB’s strong preference for ORVR and its low overall cost, Ingevity believes that Proconve 7 could implement by 2020.

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South Korea is currently phasing in some U.S. Tier 2 diurnal parking emission standards, which generally require activated carbon canister volumes greater than 1.3 liters and an increased use of pelletized carbon. In 2018, South Korea will begin phasing in portions of the U.S. Tier 3 “near zero” full vehicle diurnal parking emission standards that will favor the use of low emission and air induction system diurnal parking emission activated carbon technologies.

See also “Risk Factors — Adverse conditions in the automotive market may adversely affect demand for our automotive carbon products,” and “Risk Factors — If increasingly more stringent air quality standards worldwide are not adopted, our growth could be impacted.”
Current regulatory standards in the United States and Canada require that gasoline vapor control devices remain effective for the entire life of the vehicles on which installed. The end of lifetime requirements for most vehicles is 10 years or 120,000 miles, but will increase to 15 years or 150,000 miles for a large segment of these U.S. vehicles. Ingevity has a substantial, decades long track record of providing life-of-vehicle product performance based on our unique capability to engineer a very specific nanoscale porosity into the carbons on a large commercial scale. Given the imperative for automotive manufactures to produce vehicles capable of meeting these long term requirements, or potentially face expensive recalls and unfavorable publicity, there is an increased risk to use other producers who do not have a comparable, proven history, particularly given the significant costs associated with non-compliance should a competitor’s offering fail to maintain effectiveness over vehicle lifetimes. Additionally, because these gasoline vapor control systems are certified as “environmental devices” for models currently in production, it is difficult and costly to replace the company’s products within the vehicle’s control system with a competitive product during the vehicle’s model/platform production life due to the high cost of recertification.
As a result of decades of innovation and production, Ingevity is able to produce products that are effective in smaller amounts than competitors’ offerings, meaning less product is required — which results in savings through the use of a smaller and less costly canister in the overall emissions control system. Continued innovation and manufacturing know how should allow this edge to continue even as competitors improve their product offerings.
Furthermore, Ingevity is further uniquely positioned to capitalize on the opportunity afforded by the adoption of these modern vapor emission regulatory standards, which will, as a practical matter (given current technology), require manufacturers of light duty vehicles in these countries to incrementally install advanced gasoline vapor control technology with carbon capable of meeting the new regulatory standards. Ingevity, through its proprietary technology, trade secrets and confidential manufacturing know-how, has unparalleled capability and expertise to manufacture the high performance carbon products required to meet these regulatory standards, as well as more stringent standards likely to be imposed in the years to come. These same capabilities and expertise will enable Ingevity to maintain its position in the United States and Canada markets as they advance their standard to “near zero” gasoline vapor emission levels.
The company also produces a number of other activated carbon products for the food, water, beverage and chemical purification industries, to maximize the productivity of our manufacturing assets.
The company’s automotive carbon products are not a part of the automotive emissions systems that are the subject of the announcement by Volkswagen AG concerning the failure of certain of its diesel engine vehicles to meet certain clean air standards. The company’s carbon products capture the emission of fuel vapors from gasoline tanks, and have been in service reliably for decades. See “Core Strengths — Unique Decades-Long Track Record of Automotive Carbon Products Meeting Emission Compliance Standards.” The Volkswagen emission systems at issue involve tailpipe emissions from their diesel vehicles, and are not at all related to capturing gasoline vapor emissions from fuel tanks.
In 2015, our Performance Materials segment provided sales of  $257 million and Segment EBITDA of $92 million. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of Ingevity” for a reconciliation of Segment EBITDA to segment profit under U.S. GAAP.
Production
Activated carbon is an amorphous form of carbon characterized by a high volume of nanoscale pores. “Activation” refers to the process of developing these pores. The size, shape and volume of the pore structure and the surface chemistry of the pore are critical for driving performance in various applications.
Activated carbons are typically produced from either a thermal or chemical process utilizing a wide variety of carbonaceous raw materials. The thermal process, the most widely used activation process, uses rotary kilns or multi-hearth furnaces to carbonize and activate the raw material. This process operates at a much higher temperature and at a lower yield than the chemical activation process. Typical raw materials include bituminous coal, lignite and coconuts. Thermally activated carbons are usually used for “catch and dispose” applications, whereby the carbon is used to capture certain compounds and the carbon product is then disposed of or regenerated.
Ingevity employs a more specialized activation process, whereby chemical catalysts (most often phosphoric acid or zinc chloride) and various heating methods are used to facilitate the development of porosity. This process operates at a lower temperature and typically has higher yields than a thermal process. Carbons produced by this method typically have larger pores than thermally activated carbons and can be used in both “catch and dispose” applications and “catch and release” applications, whereby the carbon is used to capture and temporarily hold on to certain compounds which are then released in a controlled manner under specific operating conditions.
We use hardwood sawdust to produce chemically activated carbon, which, because of its higher pore volume, pore structure and high surface area, is well-matched for a variety of applications and ideally suited for the “catch and release” automotive application of capturing and reusing gasoline vapor emissions.
Customers
We sell our automotive products to over 60 customers around the globe. We are the trusted source of these products for many of the world’s largest automotive parts manufacturers, including Aisan Industry, Delphi Automotive, MAHLE, and many other large and small components manufacturers throughout the global supply chain. Our relationship with many of our customers and their customers — the vehicle manufacturers themselves (including every one of the top 15 global automotive manufacturers) — have been in place for most of our history in this application. Ingevity also produces activated carbon products for the food, water, beverage and chemical purification industries, which are sold to nearly 90 customers throughout the world.

The company operates primarily through a direct sales force in North America as well as its other major markets and also has a smaller, focused network of agents and distributors that have established a strong direct sales and marketing presence.
Competition
In automotive carbon, Ingevity has a unique decades-long track record of providing life-of-vehicle performance, with over 750 million units installed. Given the imperative for automotive manufacturers to produce vehicles for the United States and Canadian markets capable of meeting life-of-vehicle emission standards, or potentially face expensive recalls and unfavorable publicity, our automotive carbon products provide our customers the low-risk choice in this high performance application. Our competitors in the automotive application include Cabot Corp. and Kuraray, among others. Our process purification business competes mainly in the United States in the food, beverage, chemical and water purification applications. Our competitors in this segment include Cabot, Calgon Carbon, Osaka Gas/Jacobi Carbons and several domestic U.S. manufacturers and distributors of imported products.
Capital Expenditures
On average steady-state required spending on continuity capital (e.g., maintenance, HS&E and regulatory) for the business is estimated to be equal to or slightly less than annual Depreciation and Amortization (“D&A”) expense. In any given year, however, continuity capital spending can vary from the average significantly given the nature of some required projects. In addition to continuity capital spending, we would expect to invest additional capital as attractive opportunities for high rate of return cost reduction or expansionary projects warrant. This spending amount may also vary significantly on a year to year basis depending on factors such as timing of project spending and the opportunities at hand.
Raw Materials and Energy
Performance Chemicals.   The primary raw material used in our performance chemicals segment is CTO, a co-product of the kraft pulping process, where pine is used as the source of the pulp. CTO is produced by acidulating BLSS, which is recovered during the kraft pulping process. The CTO is separated by distillation into TOR, TOFA and other biofractions. Consumers of CTO can purchase BLSS from pulping mills that do not have acidulation capacity (in which case the BLSS will need to be acidulated into CTO), and purchase CTO from pulping mills that do have acidulation capacity.
The availability of CTO is directly linked to the production output of kraft mills using pine as their source of pulp. As a result, there is a finite global supply of CTO — with global demand for kraft pulp driving the global supply of CTO, rather than demand for CTO itself. Most of the CTO made available for sale by its producers is covered by long-term supply agreements, further constraining availability.
At the time of the separation, we intend to enter into a long-term supply agreement with WestRock pursuant to which we will purchase all of the CTO output from WestRock’s existing kraft mills, subject to certain exceptions. Beginning in 2025, either party may provide a notice to the other party terminating the agreement five years from the date of such notice. Beginning one year after such notice, the quantity of products provided by WestRock under the agreement will be gradually reduced over a four-year period based on the schedule set forth in the agreement. In addition, from 2022 until 2025, either party may provide one-year notice to remove a kraft mill as a supply source. The two largest kraft mills under the agreement currently are expected to supply approximately 18.5 to 20% and 16.5% to 17.5%, respectively, of the total amount of products expected to be supplied under our agreement with WestRock. Additionally, WestRock has the right to solicit higher third-party offers through a meet-or-release provision. See “Certain Relationships and Related Person Transactions — Crude Tall Oil and Black Liquor Soap Skimmings Agreement.” This agreement will include pricing terms based on market prices plus a premium for volume and length of supply. The company also has agreements with other suppliers to satisfy substantially all of the balance of our expected requirements of CTO for 2016.
We believe that we are well positioned to initially have sufficient CTO required for our operations. However, if any of our suppliers (including WestRock) fail to meet their respective demands under our supply agreements or we are otherwise unable to procure an adequate supply of CTO, we would be unable to produce the quantity of products that we have historically produced. In addition, if WestRock exercises its rights to terminate the agreement or remove one or more kraft mills as a supply source, and we are unable to arrange a substitute supply of CTO, we would be unable to continue to produce the same quantity of products. In the event that WestRock exercises its right to terminate our supply agreement with them or remove one or more kraft mills as a supply source, we may be able to obtain substitute supplies of CTO from other suppliers, spot purchases or a new contract with WestRock. Additionally, there are other pressures on the availability of CTO. Some kraft pulp mills may choose to consume their production of CTO to meet their energy needs rather than sell the CTO to third parties. Furthermore, weather conditions have in the past and may in the future affect the availability and quality of pine trees used in the kraft pulping process and therefore the availability of CTO meeting the company’s quality standards. See “Risk Factors — Our Performance Chemicals segment is highly dependent on CTO which is limited in supply; lack of access to sufficient CTO would impact our ability to produce CTO-based products.”
Also, regulatory incentives and mandates in Europe for the use of biofuel have placed additional pressure on CTO availability. See “Risk Factors — The European Union’s directive on the promotion of the use of energy from renewable resources and similar legislation in the United States and elsewhere may incentivize the use of CTO as a feedstock for production of alternative fuels.”
Finally, CTO as a raw material is subject to significant pricing pressures. See “Risk Factors — Pricing for CTO is subject to particular pricing pressures by reason of limited supply and competing demands for end use, and we may be limited in our ability to pass on increased costs to our customers,” and “Risk Factors — The company’s oilfield technologies business is significantly affected by trends in oil and natural gas prices that affect the level of exploration, development and production activity.”
The other key raw materials used in the Performance Chemicals business are nonylphenol, pentaerythritol and ethylene amines. These are sourced where possible through multiple suppliers to protect against supply disruptions and to maintain competitive pricing.
Performance Materials.   The primary raw material (by volume) used in in the manufacture of our activated carbon is hardwood sawdust. Sawdust is readily available, and is sourced through multiple suppliers to protect against supply disruptions and to maintain competitive pricing.
We also consume phosphoric acid, which is used to chemically activate the hardwood sawdust. This phosphoric acid is sourced through multiple suppliers to protect against supply disruptions and to maintain competitive pricing. The market price of phosphoric acid is affected by the global agriculture market as the majority of global phosphate rock production is used for fertilizer production and only a portion of that production is used to manufacture purified phosphoric acid. In the recent past, there have been price run-ups in phosphoric acid due to increased phosphate rock demands in global agriculture, which have in turn negatively affected our business.
Energy.   Our manufacturing processes require a significant amount of energy. In particular, the company is dependent on natural gas to fuel its carbon activation processes and is therefore subject to the market fluctuations in the price of natural gas. Although the company believes that it currently has a stable supply of and infrastructure for natural gas sufficient for its operations, we are subject to volatility in the market price of natural gas.
Environment
The company’s operations are subject to extensive regulation by federal, state and local authorities, as well as regulatory authorities with jurisdiction over foreign operations of the company, including relating to the discharge of materials into the environment and the handling, disposal and clean-up of waste materials, and otherwise relating to the protection of the environment. It is not possible to quantify with certainty the material effects that compliance with these may have upon the capital expenditures, earnings or competitive position of the company, but it is anticipated that such compliance will not have a material adverse effect on any of the foregoing. For a further discussion, see “Risk Factors — Our business involves hazards associated with chemical manufacturing, storage, transportation and disposal,” and “Risk Factors — The company’s operations are subject to a wide range of general and industry specific environmental laws and regulations.” Environmental regulation and legal proceedings have the potential for involving significant costs and liability for the company.

Intellectual Property
Intellectual property, including patents, closely guarded trade secrets and highly proprietary manufacturing know-how, as well as other proprietary rights, is a critical part of maintaining our technology leadership and competitive edge. Our business strategy includes filing patent and trademark applications where appropriate for proprietary developments, as well as protecting our trade secrets. We work actively to create, protect and enforce our intellectual property rights. The protection afforded by the company’s patents and trademarks varies based on country, scope and coverage, as well as the availability of legal remedies. Although our intellectual property taken as a whole is material to the business, other than our “canister bleed emissions” patent, which is part of our automotive business, there is no individual patent or trademark the loss of which could have a material adverse effect on the business. Our Evotherm® Warm Mix Asphalt technology is supported by numerous global patents. See “Risk Factors — If we are unable to adequately protect our intellectual property, we may lose significant competitive advantages,” and “Risk Factors — We are subject to cyber-security risks related to our intellectual property and certain other data.”
Research and Development
We employ a world-class team of engineering and scientific professionals, many of whom hold Ph.D. degrees and are considered some of the foremost experts in their fields, with deep knowledge of our customers’ markets. We spent $7 million, $8 million and $11 million for the years ended December 31, 2015, 2014 and 2013, respectively, on research and development which were expensed as incurred.
Seasonality
There are a variety of seasonal dynamics that impact our businesses, though none materially affect financial results, except in the case of the pavement technologies business, where roughly 75% of its revenue is generated between April and September. From a supply perspective, this seasonality is effectively managed through pre-season inventory build then active inventory management throughout the year.
Employees
We currently employ approximately 1,600 employees, of whom 71% are employed in the United States and 29% are employed internationally. Approximately 34% are represented by labor unions, domestic and international, under various collective bargaining agreements. We engage in negotiations with labor unions for new collective bargaining agreements from time to time based upon expiration dates of agreements and statutory requirements. We consider our relationships with employees to be generally good.
The collective bargaining agreement with the Covington Paperworkers Union (“CPU”) covering certain employees in the company’s Covington, Virginia facility also covers production employees of the adjoining WestRock Company paper mill. Similarly, there is a collective bargaining agreement with the International Brotherhood of Electrical Workers (“IBEW”) for WestRock Covington hourly employees that affects certain hourly employees working at the company’s Covington facility. The CPU agreement has been extended until December 2016 and the IBEW agreement has been extended until January 2017. The manner in which these current shared collective bargaining arrangements will be separated and what new terms may be included in any new contracts that may be negotiated, has not been fully determined. See “Risk Factors — Work stoppages and other labor relations matters may have an adverse effect on our financial condition and results of operations.”

Properties
We are headquartered in North Charleston, South Carolina and operate manufacturing facilities in the United States, Brazil and China and warehouse and distribution facilities globally. The following locations represent the principal properties of Ingevity.
	Own / Lease	Functional Use
North Charleston, South Carolina	Own	Corporate Headquarters; Application Labs; Performance Chemicals Manufacturing
Covington, Virginia	Lease	Performance Materials Manufacturing
DeRidder, Louisiana	Lease(1)	Performance Chemicals Manufacturing
Duque de Caxias, Rio de Janeiro, Brazil	Own	Performance Chemicals Manufacturing
Palmeira, Santa Catarina, Brazil	Own	Performance Chemicals Manufacturing
Waynesboro, Georgia	Own (JV)	Performance Materials Manufacturing
Wickliffe, Kentucky	Own	Performance Materials Manufacturing
Wujiang, People’s Republic of China	Lease	Performance Materials Manufacturing
Zhuhai, People’s Republic of China	Lease	Performance Materials Manufacturing

(1)
This is a capital lease with the Industrial Development Board of the City of DeRidder, Louisiana, Inc.

Legal Proceedings
We are from time to time, involved in routine litigation incidental to our operations. None of the litigation in which we are currently involved, individually or in the aggregate, is material to our combined financial condition, liquidity or results of operations nor are we aware of any material pending or contemplated proceedings.

MANAGEMENT
Executive Officers Following the Distribution
The following individuals currently serve as our executive officers and are expected to continue to serve following the separation. After the separation, none of these individuals will continue to be executive officers or employees of WestRock.
Name	Age	Position
D. Michael Wilson	53	President and Chief Executive Officer
John C. Fortson	48	Executive Vice President, Chief Financial Officer and Treasurer
Edward A. Rose	54	Executive Vice President and President of Performance Chemicals
S. Edward Woodcock, Jr.	50	Senior Vice President and President of Performance Materials
Katherine Pryor Burgeson	58	Senior Vice President, General Counsel and Secretary
Mr. Wilson serves as President and Chief Executive Officer of Ingevity. Mr. Wilson came to Ingevity from Albemarle Corporation, where he served as Executive Vice President of Albemarle and President of Albemarle’s Performance Chemicals business in 2015. Mr. Wilson served as President of Albemarle’s Catalyst Solutions business from September 2013 through 2014 and held a variety of business unit leadership roles at FMC Corporation over the course of over fifteen years, including group head of Industrial Chemicals from 2003 to 2010, and President of the Specialty Chemicals group from 2011 to 2013. Prior to FMC Corporation, Mr. Wilson served various roles at Wausau Papers and Rexam. He holds a bachelor of science degree in chemistry from the University of North Carolina and a master of business administration from the Kenan-Flagler Business School at the University of North Carolina. With three decades of global manufacturing experience and more than 15 years in the chemicals industry, Mr. Wilson is a proven leader with a strong background in business operations and a track record of achieving growth through strategic positioning and mergers and acquisitions. Mr. Wilson will also serve on the Board of Directors as a director.
Mr. Fortson serves as Executive Vice President, Chief Financial Officer and Treasurer of Ingevity. Mr. Fortson came to Ingevity from AAR Corporation where he previously served as Vice President, Finance since May 2013, and became Vice President, Chief Financial Officer and Treasurer in July 2013. Prior to joining AAR Corporation, Mr. Fortson was a Managing Director in the Investment Banking Department of Bank of America Merrill Lynch working in the firm’s New York, London and Chicago offices. Mr. Fortson is a graduate of the United States Military Academy at West Point and has a master’s in business administration from Duke University’s Fuqua School of Business. Mr. Fortson spent seven years as an infantry officer in the U.S. Army. His last assignment was as a parachute rifle company commander in the 82nd Airborne Division.
Mr. Rose serves as Executive Vice President and President of the Performance Chemicals segment of Ingevity. Mr. Rose previously served as President of WestRock’s (previously Westvaco’s, and later, MeadWestvaco’s) Specialty Chemicals Division, a position he held since 2010. From 2004 to 2009, he served as Vice President, Resins Polymers and Coating for MeadWestvaco. Over the course of 31 years with the business, Mr. Rose has led teams in business development and strategy, including new product development, bolt-on acquisitions and strategic alliances. He has held various roles as development engineer, national sales manager, business development manager, industry manager, marketing manager and group manager. He holds a bachelor of science degree in civil engineering from Clemson University.
Mr. Woodcock serves as Senior Vice President and President of Ingevity’s Performance Materials. He served as vice president of MeadWestvaco’s, and later, WestRock’s Carbon Technologies business from 2010 to 2015 after holding multiple positions of increasing responsibility within that business, most recently global business director, Automotive. During his 27-year career with the company, Mr. Woodcock has held various roles including business director, Automotive, for the Asia-Pacific region, worldwide marketing manager for the chemical division’s non-U.S. business, area sales manager for Latin America, and technical manager for the Process Technology business. At various stages of his career, he has had direct responsibility for products from each of our businesses. Mr. Woodcock holds a bachelor of science degree in chemical engineering from the University of Virginia.

Ms. Burgeson serves as Senior Vice President, General Counsel and Secretary of Ingevity. Ms. Burgeson came to Ingevity from WestRock, where she served as Associate General Counsel, a position she held since July 1, 2015. Prior to the merger of MeadWestvaco Corporation and Rock-Tenn Company which resulted in the formation of WestRock, Ms. Burgeson served as Deputy General Counsel of MeadWestvaco, where she was lead legal counsel for commercial, corporate and mergers and acquisition-related matters. Ms. Burgeson joined Westvaco Corporation, MeadWestvaco’s predecessor in 2000. Prior to joining Westvaco, Ms. Burgeson was a partner at Cummings & Lockwood in Stamford, Connecticut. Ms. Burgeson began her legal career as an associate at Shearman & Sterling. Ms. Burgeson received her J.D. from Fordham University School of Law and her B.A. from Trinity College in Hartford, Connecticut.
Board of Directors Following the Distribution
The following table sets forth information as of March 4, 2016, regarding those individuals who are expected to serve on the Company’s board of directors following the separation. All of the nominees will be presented to WestRock Company, as the Company’s sole shareholder, for election prior to the separation.
Name	Age	Position
Richard B. Kelson	69	Chairman of the Board of Directors
Jean S. Blackwell	61	Director
Luis Fernandez-Moreno	53	Director
J. Michael Fitzpatrick	69	Director
Frederick J. Lynch	50	Director
Daniel F. Sansone	63	Director
D. Michael Wilson	53	Director, Chief Executive Officer
Mr. Kelson is the Chairman, President, and CEO of ServCo LLC, where he has served in that capacity since July 2009. Mr. Kelson also served as Alcoa’s Executive Vice President and CFO for nearly a decade, retiring in 2006 as Chairman’s Counsel. Prior to that, he was Alcoa, Inc.’s Executive Vice President – Environment, Health and Safety and General Counsel, and a member of the Executive Counsel, the senior leadership group that provides strategic direction for the company. He also served as an Operating Advisor with Pegasus Capital Advisors, L.P., a private equity fund manager from September 2006 through March 2010. Mr. Kelson served as a member of the Board of Directors of MeadWestvaco Corporation, and its predecessor, Westvaco Corporation, from 2001 to 2015, and has served as a member of the Board of Directors of PNC Financial Services Group, Inc. since 2002, Anadigics, Inc. since February 2015 and Commercial Metals Company since 2010, where he is lead director. He served as a Director of Lighting Science Group Corporation from October 2007 through March 2010. He was a member of the Board of Trustees at Carnegie Mellon University from 2000 to 2006 and serves on the board of the University of Pittsburgh Law School Board of Visitors. Mr. Kelson was a member of the Board of Directors for the non-profit KaBOOM, Inc. from April 2008 to November 2014, where he served as Chairperson of that board from November 2008 to November 2013.
Ms. Blackwell has served as a member of the Board of Directors and member of the Audit and Nominating and Governance Committees of Celanese Corporation, a global technology and specialty materials company, since March 2014. She has also served as a member of the Board of Directors of Essendant Inc. (formerly United Stationers Inc.), a leading national wholesale distributor of business products, since May 2007. She is currently Chair of the Governance Committee and a member of the Finance Committee at Essendant. She previously served as a member of the Board of Directors and Chairperson of the Audit Committee of Phoenix Companies, Inc., a life insurance company, from April 2004 to November 2009. Ms. Blackwell served as CEO of Cummins Foundation and Executive Vice President of Corporate Responsibility of Cummins Inc. from March 2008 until her retirement in March 2013. At Cummins Inc. she previously served as Executive Vice President and CFO from 2003 to 2008, Vice President, Cummins Business Services from 2001 to 2003, Vice President, Human Resources from 1998 to 2001, and Vice President and General Counsel from 1997 to 1998. Prior to joining Cummins, Ms. Blackwell served as the Budget Director for the State of Indiana from 1993-1995, and as the Executive

Director of the Indiana State Lottery Commission from 1991-1992. Prior to her service on the State Lottery Commission, Ms. Blackwell was a partner at Bose McKinney & Evans LLP, where she practiced in the area of financial and real estate transactions. Ms. Blackwell has in-depth knowledge of the business operations of a publicly-traded company from her long tenure at Cummins and a strong financial acumen from her senior management experience. She has a thorough understanding of public company financial reporting and is well-versed in internal controls.
Mr. Fernandez-Moreno has been Senior Vice President of Ashland Inc., a specialty chemical company, since October 2013 and President of its Chemicals Group since April 2015. He previously served as President of Ashland Specialty Ingredients from October 2013 until April 2015. From November 2012 to October 2013, he was President of Ashland Water Technologies. Mr. Fernandez-Moreno served as Executive Vice President of HTH Water Products & Wood Protection for Arch Chemicals, Inc., from September 2010 until October 2011. Prior to joining Arch Chemicals, Mr. Fernandez-Moreno spent approximately 25 years at Rohm & Haas Company until it was acquired by Dow Chemical Company, after which he managed the newly-formed Dow Coatings Materials business until August 2010. Mr. Fernandez-Moreno has a successful history leading complex global businesses and has experience in the development and implementation of merger and acquisitions plans, including successful acquisitions, joint ventures, and divestitures.
Dr. Fitzpatrick is an independent member of the Board of Directors of McCormick & Company, a manufacturer of spices, herbs and flavorings, and serves on its Audit Committee. Dr. Fitzpatrick has served as a director since November 2001. Dr. Fitzpatrick has also served as a director of NOVOLEX, a privately held company, since 2013. Dr. Fitzpatrick has been an Executive Advisor Partner at Wind Point Partners since March 2005, and was Chairman and Chief Executive Officer of Citadel Plastics Holdings, Inc., a plastics manufacturer, from March 2007 to 2012. Previously, Dr. Fitzpatrick spent thirty years with Rohm & Haas Company, serving most recently as President and COO until 2005. Dr. Fitzpatrick served on the Board of Directors of Carpenter Technology Corporation from 1996 to 2006, and on the Board of Directors of SPX Corporation from February 2007 to 2010. Dr. Fitzpatrick’s qualifications include senior executive experience at a publicly-traded multinational company, general management experience in international operations, a high level of financial literacy, and extensive experience in mergers and acquisitions.
Mr. Lynch has served as President of Masonite International Corporation, a global manufacturer of interior doors and entry door systems, since July 2005 and Chief Executive Officer since May 2007. He has served on the Masonite International Corporation Board of Directors since June 2006. Mr. Lynch joined Masonite from Alpharma Inc., where he served as President of the human generics division and Senior Vice President of global supply chain from 2003 to 2006. Prior to joining Alpharma in 2003, Mr. Lynch spent nearly 18 years at Honeywell International Inc., most recently as Vice President and General Manager of its specialty chemical business. Mr. Lynch has extensive global operating experience in midsize to Fortune 100 multinational manufacturing corporations.
Mr. Sansone served as Executive Vice President of Strategy at Vulcan Materials Company from January 2014 to December 2014. Vulcan, an S&P 500 company, is the largest U.S. producer of construction aggregates and a major producer of ready-mixed concrete, asphalt mix and cement. At Vulcan he served as Executive Vice President and CFO from February 2010 to January 2014 and Senior Vice President and CFO from May 2005 to January 2010. From May 1997 to May 2005, he served as President of one of Vulcan’s significant operating divisions. Mr. Sansone joined Vulcan in February 1988 as Corporate Controller after serving as Director of Finance, Europe at Monroe Auto Equipment and in various roles at FMC Corporation and Kraft Incorporated. Mr. Sansone is a proven business leader with four decades of broad domestic and international experience in finance and general management in major public corporations.
Upon completion of the separation, Ingevity’s board of directors will initially be divided into three classes, with Class I comprised of two directors, Class II comprised of two directors and Class III comprised of three directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which Ingevity expects to hold in 2017. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which Ingevity expects to hold in 2018, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which Ingevity expects to hold in 2019. Commencing with the first annual meeting of stockholders following the distribution, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the 2019 annual meeting of stockholders. Beginning at the 2019 annual meeting, all of our directors will stand for election each year for annual terms, and our board will therefore no longer be divided into three classes.
At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election.
Director Independence
We expect that a majority of our board of directors will meet the criteria for independence as defined by the rules of the NYSE.
We expect that our board of directors will determine the independence of directors annually based on a review by the directors and the Nominating and Governance Committee (“N&G Committee”). In determining whether a director is independent, we expect that the board of directors will determine whether each director meets the objective standards for independence set forth in the rules of the NYSE.
Committees of the Board of Directors
Following the distribution, the standing committees of our board of directors will include an Executive Committee, Audit Committee, Compensation Committee and the N&G Committee, each as further described below. Following our listing on the NYSE and in accordance with the transition provisions of the rules of the NYSE applicable to companies listing in conjunction with a spin-off transaction, each of these committees will, by the date required by the rules of the NYSE, be composed exclusively of directors who are independent. Other committees may also be established by the board of directors from time to time.
Executive Committee.   The members of the Executive Committee are expected to be Mr. Kelson, Ms. Blackwell, Mr. Fitzpatrick and Mr. Lynch. It is expected that Mr. Kelson will be the chairman of the Executive Committee. This committee will have the ability to exercise all the authority of the board in the management of Ingevity, except for matters expressly reserved by law for board action.
Audit Committee.   The members of the Audit Committee are expected to be Ms. Blackwell, Mr. Fitzpatrick, Mr. Fernandez-Moreno and Mr. Sansone. It is expected that Ms. Blackwell will be the chairman of the Audit Committee. The Audit Committee will have the responsibility, among other things, to review and monitor (1) the integrity of the financial statements of the company and internal controls over financial reporting, (2) the performance of the company’s internal audit function and independent auditors, including the independence and qualifications of the company’s independent auditors, (3) the compliance by the company with legal and regulatory requirements, (4) the company’s financial management and resources and (5) specific financial strategy initiatives as requested by the board or management. The responsibilities of the Audit Committee, which are anticipated to be modeled as a combination of the responsibilities of WestRock’s Audit and Finance Committees, will be more fully described in our Audit Committee charter. The Audit Committee charter will be posted on our website at www.ingevity.com and will be available in print to any stockholder that requests it. Further, the board of directors is expected to determine that Ms. Blackwell and Mr. Sansone possess accounting or related financial management expertise within the meaning of the NYSE listing standards and that each qualifies as an “audit committee financial expert” as defined under the applicable SEC rules.
Compensation Committee.   The members of the Compensation Committee are expected to be Mr. Lynch, Mr. Kelson, Ms. Blackwell and Mr. Sansone. It is expected that Mr. Lynch will be the chairman of the Compensation Committee. The Compensation Committee will have the responsibility of assisting the Board in fulfilling its responsibilities with respect to compensation of the company’s executives and non-employee directors and will have oversight of matters relating to the company’s equity compensation and employee benefits plans. The Compensation Committee (1) considers and approves all compensation and benefits, as well as goals and objectives, underlying such compensation for the company’s executive officers, (2) reviews compensation of the company’s non-employee directors, (3) approves plans for cash and equity compensation and sets the overall compensation strategy and compensation policies for the company’s executives and non-employee directors and (4) monitors compliance of such plans and policies with SEC rules. The responsibilities of the Compensation Committee, which are anticipated to be substantially identical to the responsibilities of WestRock’s Compensation Committee, will be more fully described in the Compensation Committee charter. The Compensation Committee charter will be posted on our website at www.ingevity.com and will be available in print to any stockholder that requests it. Each member of the Compensation Committee will be a non-employee director.
Nominating and Governance Committee.   The members of the N&G Committee are expected to be Mr. Fitzpatrick, Mr. Kelson, Mr. Lynch and Mr. Fernandez-Moreno. It is expected that Mr. Fitzpatrick will be the chairman of the N&G Committee. The N&G Committee is responsible for studying and making recommendations concerning the qualifications of all directors, and selecting and recommending candidates for election and re-election to the board of directors and persons to fill vacancies on the board of directors. The N&G Committee also reviews and considers other matters of corporate governance, including trends and emerging expectations, as well as best practices. In advising the board of directors and management, the N&G Committee may consider a range of governance matters, including board structure, board composition, committees and criteria for committee appointment, board meeting policies and the ongoing relationship between the board of directors and management. The N&G Committee also oversees the development of the company’s board leadership succession plan. The responsibilities of the N&G Committee, which are anticipated to be substantially identical to the responsibilities of WestRock’s Nominating and Governance Committee, will be more fully described in the N&G Committee charter. The N&G Committee charter will be posted on our website at www.ingevity.com and will be available in print to any stockholder that requests it.
Compensation Committee Interlocks and Insider Participation
During the company’s fiscal year ended December 31, 2015, Ingevity was not an independent company, and did not have a compensation committee or any other committee serving a similar function. Decisions as to the compensation of those who currently serve as Ingevity’s executive officers were made by WestRock, as described in the section of this information statement captioned “Compensation Discussion and Analysis.”
Corporate Governance
Stockholder Recommendations for Director Nominees.   Ingevity’s amended and restated bylaws will contain provisions that address the process by which a stockholder may nominate an individual to stand for election to the board of directors. Ingevity expects that the board of directors will adopt a policy concerning the evaluation of stockholder recommendations of board candidates by the N&G Committee.
Corporate Governance Guidelines.   The board of directors is expected to adopt a set of corporate governance guidelines in connection with the separation to assist it in guiding Ingevity’s governance practices. These practices will be regularly re-evaluated by the N&G Committee in light of changing circumstances in order to continue serving the company’s best interests and the best interests of its stockholders.
This assessment will address the candidate’s qualifications in light of the needs of the board and the company at that time given the current mix of director attributes. The company’s corporate governance guidelines are expected to contain specific criteria for board and board committee membership. In accordance with the corporate governance guidelines, the board of directors will strive to select as candidates for board membership a mix of individuals who represent diverse experience, background and thought at policy-making levels that are relevant to the company’s activities as well as other characteristics that will contribute to the overall ability of the board to perform its duties and meet changing conditions. The corporate governance guidelines will also provide that each director must meet the following criteria:
•
Be free of conflicts of interest and other legal and ethical issues that would interfere with the proper performance of the responsibilities of a director (recognizing that some directors may also be executive officers of our company).

•
Be committed to discharging the duties of a director in accordance with the corporate governance guidelines and applicable law.

•
Be willing and able to devote sufficient time and energy to carrying out his or her duties effectively and be committed to serve on the board for an extended period of time.

•
Have sufficient experience to enable the director to meaningfully participate in deliberations of the board and one or more of its committees and to otherwise fulfill his or her duties.

The corporate governance guidelines are also expected to provide that any director who has a significant change in his or her full-time job responsibilities must give prompt written notice to the board of directors, specifying the details, and must submit to the board of directors a letter of resignation from the board of directors and from each committee of the board of directors on which the director serves. Submission of a letter of resignation provides the board of directors the opportunity to review the continued appropriateness of the director’s membership on the board of directors and committees of the board of directors under the circumstances. The board of directors may reject or accept the letter of resignation due to change in job responsibilities as it deems to be appropriate.
The N&G Committee will consider each candidate’s independence, as defined in the corporate governance guidelines and in the corporate governance standards of the NYSE. A high level of commitment will be expected from directors and consideration will be given to a candidate’s service on other boards and board committees to ensure that the candidate has sufficient time to effectively serve the company.
Board Leadership Structure.   There will be no fixed policy on whether the roles of chairman of the board of directors and chief executive officer should be separate or combined. This decision will be made in the best interests of Ingevity considering the circumstances at the time. Ingevity’s corporate governance guidelines are expected to provide that when the chairman is not an independent director, the independent directors will also select from among themselves a director to serve as a lead independent director. The lead independent director, if any, will (i) preside at all meetings of the board of directors at which the Chairman is not present, including executive sessions of the non-management directors; (ii) serve as liaison between the Chairman and the non-management directors; (iii) have authority to call meetings of the non-management directors; and (iv) perform such other functions as the board of directors may direct.
Board’s Role in Oversight of Risk Management
The board of directors is expected to have responsibility for the oversight of risk management at the company and to implement its oversight function both as a whole and through delegation to its committees. The board of directors and its committees will receive regular reports from members of senior management on areas of material risk to the company, including operational, financial, strategic, competitive, reputational, legal and regulatory risks, and how those risks are managed.
Various aspects of the board of directors’ risk oversight will be delegated to its committees, which will meet regularly and report back to the full board. The following committees are expected to play significant roles in carrying out the risk oversight function:
•
The Audit Committee will oversee risks related to the company’s financial statements, the financial reporting and disclosure processes, the financial and other internal controls, accounting and legal matters. The Audit Committee will select and retain the company’s independent auditor and will also oversee the internal audit function. The company’s independent outside auditors and the vice president of the company’s internal audit department will be expected to regularly identify and discuss with the Audit Committee risks and related mitigation measures that may arise during their regular reviews of the company’s financial statements and audit work. The Audit Committee will meet separately on a regular basis with representatives of the independent auditing firm and the vice president of the company’s internal audit department. The Audit Committee will also be expected to review management’s annual capital expenditure plans and management’s assessment of the company’s capital structure, including dividend policies and stock repurchase programs, debt capacity, liquidity and refinancing risk. The Audit Committee will review financing and liquidity initiatives to be proposed by management for board action and will review steps taken by management to ensure compliance with the company’s financial management policies.
•
The Compensation Committee will be expected to evaluate the risks and rewards associated with the company’s compensation philosophy and programs. The Compensation Committee will review and approve compensation programs with features designed to reward long-term achievement and discourage excessive short-term risk taking. It is expected that an independent executive compensation consulting firm hired by the Compensation Committee will advise the committee with respect to executive compensation practices and programs, including the risks associated with each of them.

•
The N&G Committee will monitor our corporate governance practices against applicable requirements, including those of the NYSE, and against evolving developments and will be responsible for our codes of conduct and ethics, including the code of business conduct applicable to the company’s employees. The N&G Committee will also consider issues associated with the independence of the company’s board members.

The company’s general counsel will be expected to inform each committee and the board of directors of relevant legal and compliance issues, and each committee will also have access to the company’s outside counsel when they deem it advisable. Each committee will have the authority to engage such independent counsel as the committee deems necessary to carry out its duties and responsibilities.
Annually, the company’s CEO and other senior executives, as deemed appropriate by management or the board members, will make a presentation to our board of directors about risks associated with our business and how the company manages and mitigates those risks. Because overseeing risk is an ongoing process, the board of directors also will be expected to discuss risk throughout the year at other meetings in relation to proposed actions or discussions with respect to various aspects of our operations.
Policies on Business Ethics.   In connection with the separation, Ingevity is expected adopt a Code of Conduct that requires all of its business activities to be conducted in compliance with laws, regulations and ethical principles and values. The Ingevity Code of Conduct will apply to all Ingevity directors and employees worldwide, including the CEO and the CFO. These policies and principles will support the company’s core values of integrity, respect for the individual, commitment to excellence and teamwork.
The Code of Conduct will be posted on our website at www.ingevity.com and will be available in print to any stockholder that requests it. Any future changes or amendments to the Code of Conduct and any waiver of the Code of Conduct that applies to our CEO, CFO, principal accounting officer or member of the board of directors, will be posted on the company’s website at www.ingevity.com.
Procedures for Treatment of Complaints Regarding Accounting, Internal Accounting Controls and Auditing Matters.   In accordance with the Sarbanes-Oxley Act of 2002, Ingevity expects that its Audit Committee will adopt procedures for the receipt, retention and treatment of complaints regarding accounting, internal accounting controls and auditing matters and to allow for the confidential, anonymous submission by employees and others of concerns regarding questionable accounting or auditing matters.

compensation discussion and analysis
This section presents information concerning compensation arrangements for Ingevity’s named executive officers. Ingevity’s named executive officers are the individuals who will be Ingevity’s chief executive officer, chief financial officer and the three most highly compensated Ingevity executive officers based on their compensation at WestRock (and as applicable MWV) during the calendar year ending December 31, 2015. We provide historical information concerning the compensation of the Ingevity named executive officers who are listed below:
•
D. Michael Wilson — President and Chief Executive Officer

•
John C. Fortson — Executive Vice President, Chief Financial Officer and Treasurer

•
Edward A. Rose — Executive Vice President and President of Performance Chemicals

•
Katherine Pryor Burgeson — Senior Vice President, General Counsel and Secretary

•
S. Edward Woodcock, Jr. — Senior Vice President and President of Performance Materials

Background
Ingevity is not yet an independent company, and does not have a compensation committee or any other committee serving a similar function. Therefore, decisions as to the compensation of those who currently serve as Ingevity’s executive officers were made by WestRock since the Merger and by MWV prior to the Merger. Following the Separation, the compensation philosophy of Ingevity and compensation decisions for Ingevity’s executive officers will be made by the Compensation Committee. In addition, following the Separation, the Compensation Committee will review the impact of the Separation on all aspects of compensation and determine, in its sole discretion, whether to make appropriate adjustments to compensation to reflect the Separation. Each of Ingevity’s five named executive officers is currently, and was as of December 31, 2015, an executive of WestRock.
Three of Ingevity’s named executive officers (Ms. Burgeson and Messrs. Rose and Woodcock) served as executives of MWV prior to the Merger. Therefore, the historic compensation information provided below for each of Ms. Burgeson and Messrs. Rose and Woodcock for the fiscal years 2014 and 2013 reflects the compensation each earned at MWV according to its legacy compensation and benefit plans and agreements (“MWV Legacy Programs”). The initial compensation of Ms. Burgeson and Messrs. Rose and Woodcock for the calendar year 2015 was set by MWV prior to the Merger pursuant to the MWV Legacy Programs; provided that the compensation of Ms. Burgeson and Messrs. Rose and Woodcock was subsequently adjusted by WestRock to reflect each executive officer’s role at Ingevity. Messrs. Rose and Woodcock have historically worked exclusively for the Specialty Chemicals division of MWV and will work for Ingevity in the roles of Executive Vice President of Performance Chemicals and Senior Vice President of Performance Materials, respectively. Ms. Burgeson worked in the legal department at the parent company MWV, and then WestRock, until November 1, 2015, at which time she was named Senior Vice President, General Counsel and Secretary of Ingevity.
Both Mr. Wilson and Mr. Fortson joined WestRock in 2015 after the Merger. Accordingly, the compensation reported in the tables below for both Messrs. Wilson and Fortson was determined by WestRock according to its current compensation programs and philosophy while taking into account the transitional nature of the year in anticipation of the Separation.
In connection with the Merger, WestRock assumed the sponsorship of each of the MWV Legacy Programs as well as any rights and obligations of MWV under such MWV Legacy Programs. For details on how the Merger impacted specific awards originally granted by MWV, see “Historical Compensation of Executive Officers Prior to the Separation — Grants of Plan Based Awards in 2015” below.
The Ingevity named executive officers were compensated largely in accordance with WestRock’s compensation philosophy and structure, although due to the Merger in July of 2015 and in anticipation of the Separation, the 2015 fiscal year was not a typical year. After the Separation, the compensation of the Ingevity named executive officers will likely remain in place for the immediate future and any changes in the compensation philosophy and structure will be subject to the review and approval of the Compensation Committee.

Historical Compensation of Executive Officers Prior to the Separation
The following tables provide information concerning historical compensation paid to each of the Ingevity named executive officers. Amounts presented for fiscal 2013 and 2014 were paid to the named executive officers by MWV prior to the Merger. Amounts presented for the year 2015 were paid by MWV until the closing of the Merger on July 1, 2015 and by WestRock following the closing of the Merger through December 31, 2015. Amounts presented herein do not necessarily reflect the compensation that these individuals will receive following the Separation as employees of Ingevity.
Prior to the Merger, MWV fiscal years ended on December 31. For 2015, WestRock operated on a September 30 fiscal year end. Since Ingevity will also operate on a December 31 fiscal year end, for the purposes of comparison, the amounts reported for 2015 are reported as of the end of the calendar year.
Summary Compensation Table.
The following table presents information concerning total compensation paid to Ingevity’s named executive officers.
Name and Principal Position	Year	Salary(1)	Bonus(2)	Stock Awards(3)	Option Awards(3)	Non-Equity Incentive Plan Compensation(4)	Change in Pension Value & Non-qualified Deferred Comp Earnings(5)	All Other Compensation(6)	Total
D. Michael Wilson President & CEO	2015	$266,667	$500,000	$0	$0	$0	$0	$22,917	$789,584
John C. Fortson EVP, CFO & Treasurer	2015	$95,000	$250,000	$0	$0	$0	$0	$11,813	$356,813
Edward A. Rose EVP & President of Perf. Chemicals	2015	$379,166	$0	$199,874	$0	$203,500	$378,846	$34,716	$1,196,102
	2014	$326,000	$0	$209,957	$82,953	$284,625	$755,432	$20,185	$1,679,152
	2013	$298,940	$0	$205,448	$90,036	$150,000	$144,004	$25,220	$913,648
Katherine Pryor Burgeson SVP, Gen’l Counsel & Secretary	2015	$312,966	$50,000	$185,636	$77,322	$148,721	$159,025	$24,963	$958,812
	2014	$312,966	$0	$192,370	$82,459	$122,526	$387,147	$14,713	$1,112,181
	2013	$312,966	$0	$171,207	$69,132	$25,000	$0	$22,945	$601,250
S. Edward Woodcock, Jr. SVP & President of Perf. Materials	2015	$243,127	$0	$87,616	$0	$98,929	$125,024	$18,159	$572,855
	2014	$216,758	$0	$44,863	$0	$114,255	$331,445	$11,886	$719,207
	2013	$206,855	$0	$61,433	$24,887	$60,617	$25,467	$13,802	$393,061

(1)
Mr. Wilson’s annualized salary is prorated based on his date of hire of September 1, 2015 and Mr. Fortson’s annualized salary is prorated based on his date of hire of October 12, 2015. The amounts included in this column represent salary for each Ingevity named executive officer before compensation reduction payments under the Ingevity Corporation Retirement Plan. The Ingevity Corporation Retirement Plan is a plan qualified under Section 401(a) of the Internal Revenue Code.

(2)
As a part of their hiring packages, Mr. Wilson received a one-time cash bonus of  $500,000 and Mr. Fortson received a one-time cash bonus of  $250,000. As a part of her new employment arrangement with Ingevity, Ms. Burgeson received a one-time cash bonus of  $50,000.

(3)
In the columns “Stock Awards” and “Option Awards,” SEC regulations require us to disclose the aggregate grant date fair value of the award of stock or options measured in dollars and calculated in accordance with ASC 718. For grants of restricted stock and stock units, the fair value per share is equal to the closing sale price of WestRock’s common stock or MWV’s common stock (as applicable) on the NYSE on the dates of the applicable grants. For stock options granted in 2015, the fair value per share is based on certain assumptions which are explained in Note 15 to WestRock financial statements included in WestRock’s annual report on Form 10-K for the fiscal year ended September 30, 2015. For options granted in 2014 and 2013, the fair value per share is based on certain assumptions which are explained in Note K to MWV’s financial statements included in MWV’s annual report on Form 10-K for the fiscal year ended December 31, 2014.

(4)
Amounts shown in this column include payments made to the Ingevity named executive officers under the annual performance bonus program.

(5)
This column shows the increase from December 31, 2014 to December 31, 2015 in the actuarial present value of accumulated benefits for each Ingevity named executive officer who participates in the MWV Pension Plan (as defined below) and Retirement Restoration Plan (as defined below). It does not include any above-market or preferential earnings on deferred compensation, as we do not provide above-market or preferential earnings on the deferred compensation of our named executive officers. The amounts set forth in this column were calculated using the assumptions from WestRock’s annual report on Form 10-K for the fiscal year ended September 30, 2015. The discount rates used as of December 31, 2013, December 31, 2014 and December 31, 2015 were 4.88%, 4.03% and 4.48%, respectively, for both the MWV Pension Plan and the Retirement Restoration Plan. The post-retirement mortality assumptions used for the MWV Pension Plan as of December 31, 2015 were based on the adjusted Society of Actuaries RP-2014 table and a future mortality improvement scale based on Social Security Administration data and assumptions. The RP-2014 table was adjusted to substitute the Social Security Administration mortality improvement assumptions after 2012, to reflect white collar life expectancies, and to reflect that WestRock’s white collar male and female populations have 106% and 113% higher mortality experience, respectively, than otherwise expected using these assumptions.

The amounts shown in this column for 2015 are derived as follows:
	D. Michael Wilson	John C. Fortson	Edward Rose	Katherine Pryor Burgeson	S. Edward Woodcock, Jr.
Financial Planning/ Counseling(1)	$0	$0	$650	$0	$0
Qualified Savings Plan Contributions(2)	$13,333	$5,307	$10,600	$10,600	$10,600
Non-Qualified Savings Plan Contributions(3)	$0	$0	$22,252	$13,169	$6,736
Life Insurance Premiums(4)	$1,018	$453	$1,214	$1,194	$823
Relocation Expenses	$8,566	$6,053	N/A	N/A	N/A
Total Other Compensation	$22,917	$11,813	$34,716	$24,963	$18,159

(1)
Reimbursement for financial planning

(2)
Annual contribution by WestRock (or, if prior to the Merger, MWV) to qualified 401(k) savings plan

(3)
Annual contribution by WestRock (or, if prior to the Merger, MWV) to non-qualified deferred compensation plan

(4)
Annual life insurance premium paid by WestRock (or, if prior to the Merger, MWV).

(5)
Reimbursement for relocation expenses including temporary housing and commuting expenses.

Grants of Plan Based Awards in 2015
The table below shows the cash and equity awards that were granted to each of the named executive officers during 2015 under various plans. See the footnote disclosures below for a description of each such award and its treatment as a result of the Merger, as applicable.

		Estimated Possible Payouts Under Non- Equity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards or Units (# of awards)	All Other Option Awards (# of awards)	Exercise or Base Price of Option Awards ($)	Grant Date Fair Market Value of Stock & Option Awards ($)
Name	Grant Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (# of awards)	Target (# of awards)	Maximum (# of awards)
D. Michael Wilson
Spin-Off Bonus(1)	—	$533,333	—
John C. Fortson
Spin-Off Bonus(2)	—	$182,875	—
Edward A. Rose
Annual Perf. Bonus(3)		$125,000	$240,000	$480,000
Incentive Comp. Award(4)		—	$200,000	—
RSUs(5)	2/23/2015							2,861			$199,874
Katherine Pryor Burgeson
Annual Perf. Bonus(3)		$72,000	$144,000	$288,000
Spin-Off Bonus(6)		—	$72,000	—
Options(7)	2/23/2015								624	$54.76	$17,959
Options(8)	8/5/2015								3,285	$62.75	$66,258
PSUs(9)	2/23/2015				—	746	—				$46,812
PSUs(10)	8/5/2015				1,233	2,465	4,930				$154,679
S. Edward Woodcock, Jr.
Annual Perf. Bonus(3)		$68,750	$137,500	$275,000
RSUs(5)	2/23/2015							1,255			$87,616
Incentive Comp. Award(4)		—	$87,500	—

(1)
As a part of his sign on package, WestRock set Mr. Wilson’s participation level in the annual performance bonus program at a threshold payout of 50%, target payout of 100% and maximum payout of 200% of his base pay of  $800,000. For the time period between his start date (September 1, 2015) and the Separation, his annual performance bonus will be pro-rated and paid out at such time assuming target performance. The amount listed above assumes the Separation will occur on May 2, 2016.

(2)
As a part of his sign on package, WestRock set Mr. Fortson’s participation level in the annual performance bonus program at a threshold payout of 35%, target payout of 70% and maximum payout of 140% of his base pay of  $475,000. For the time period between his start date (October 12, 2015) and the Separation, his annual performance bonus will be pro-rated and paid out at such time assuming target performance. The amount listed above assumes the Separation will occur on May 2, 2016.

(3)
For the 2015 performance period, MWV approved an annual incentive award program based on the attainment of pre-established performance goals as follows: Earnings Before Interest and Taxes (“EBIT”) (weighted at 50%) and Revenue (weighted at 50%). Due to the Merger, awards under this program were prorated to reflect the six-month period from January 1 through June 30, the last day prior to completion of the Merger. Award payments were made based on MWV’s actual achievement of 140% of target performance. For the post-Merger period (July 1 through December 31), WestRock approved a program using the following pre-established performance metrics: Operating EBIT (weighted at 80%); Safety TWCC (weighted at 10%) and Safety LDW (weighted at 10%). Only Messrs. Rose and Woodcock received payments for the post-Merger period based on the achievement of the two safety goals.

(4)
These service-based cash awards were granted to Mr. Rose and Mr. Woodcock by MWV on February 23, 2015. These awards will vest in full on the third anniversary of the grant date, provided the grantee continues to be employed by Ingevity.

(5)
These restricted stock units were granted to Mr. Rose and Mr. Woodcock by MWV on February 23, 2015. On July 1, 2015, following the Merger, the units underlying these awards were converted into WestRock units at a ratio of 1 to 0.78. The grant date fair value of the award is based on the closing price of MWV common stock on February 23, 2015, or $54.76 per share, and the number of MWV restricted stock units originally granted by MWV on that date (3,650 shares for Mr. Rose and 1,600 shares for Mr. Woodcock). The restricted stock units are subject to three year cliff vesting upon the third anniversary of the original grant date, subject to continued employment through the vesting date.

(6)
As a part of her employment terms, WestRock set Ms. Burgeson’s participation level in the Annual Performance Bonus program at a target payout of 45% of her base pay of  $320,000. For the time period October 1, 2015 and the Separation, her Annual Performance Bonus will be pro-rated and paid out at such time assuming target performance. The amount listed above assumes the Separation will occur on May 2, 2016.

(7)
These options were awarded by MWV prior to the Merger on February 23, 2015. On that date Ms. Burgeson was granted options to purchase 4,800 shares of MWV stock at an exercise price of $54.76 per share, the closing stock price of MWV common stock on the grant date. Following the Merger, this option award was prorated through the closing of the Merger and converted to options to purchase 624 shares of WestRock common stock and the exercise price was adjusted to $70.21. These options have a 10-year term and vested in full on February 23, 2016.

(8)
These options were granted to Ms. Burgeson by WestRock in light of the forfeited portion of the options originally granted by MWV on February 23, 2015. They have a 9.5-year term and vest in one-third increments on each of February 23, 2016, February 23, 2017 and February 23, 2018.

(9)
This long-term performance-based restricted stock unit award (PSU) was granted to Ms. Burgeson by MWV prior to the Merger on February 23, 2015. At the time the PSU was originally granted, the target amount was 3,390 shares of MWV common stock (with a threshold of 1,695 shares and a maximum of 6780 shares) and was subject to the successful attainment of a pre-established economic profit performance goal. On July 1, 2015, the effective date of the Merger, the award amount was prorated based on the number of months completed from January 1, 2015 through the closing of the Merger. Based on this proration, out of the 3,390 MWV shares in the original award, 2,837 MWV shares were forfeited, resulting in a new target amount of 444 shares of WestRock using a conversion ratio of  .78 WestRock shares for each MWV share. This converted award was then deemed earned based on MWV’s actual performance from January 1, 2015 through the effective time of the Merger at 168% of target performance, resulting in 746 shares of WestRock and will vest based on the executive’s continued employment through February 22, 2018. The grant date value of the award listed in the table is based on 746 WestRock shares at $62.75, the WestRock per share price as of July 1, 2015.

(10)
This long-term performance-based restricted stock unit award was granted to Ms. Burgeson by WestRock in light of the forfeited portion of the performance-based restricted stock unit award originally granted by MWV on February 23, 2015. The performance conditions for this award are based on a pre-determined cash flow per share performance metric to be achieved over the performance period beginning July 1, 2015 through December 31, 2017. The grant date value of the award assumes target performance and is based on the closing price of WestRock common stock on the grant date, or $62.75 per share.
Treatment of Outstanding MWV Equity Awards at the time of the Merger.
Each MWV restricted stock unit award granted to the Ingevity named executive officers, other than the 2015 MWV PSU Award (as defined below), that was outstanding immediately prior to the effective time of the Merger was converted at the effective time of the Merger into a WestRock restricted stock unit award relating to the number of shares of WestRock common stock (rounded up to the nearest whole share) determined by multiplying the number of shares of MWV common stock subject to the MWV restricted stock award by 0.78. Performance-based MWV restricted stock unit awards were deemed earned at target performance and the related WestRock restricted stock unit awards remain subject to any applicable time-based vesting criteria. For a description of the treatment of the MWV performance-based restricted stock award granted to Ms. Burgeson on February 23, 2015 (the “2015 MWV PSU Award”), see footnote 9 to the Grants of Plan Based Awards Table above.
Each MWV option award granted to the Ingevity named executive officers, other than the 2015 MWV Option Award (as defined below), that was outstanding immediately prior to the effective time of the Merger was converted at the effective time of the Merger into an option to purchase a number of shares of WestRock common stock (rounded down to the nearest whole share) determined by multiplying the number of shares of MWV common stock subject to the MWV option award by 0.78, with an exercise price (rounded up to the nearest whole cent) determined by dividing the exercise price of the MWV option award immediately prior to the merger by 0.78. For a description of the treatment of the MWV option award granted to Ms. Burgeson on February 23, 2015 (the “2015 MWV Option Award”), see footnote 7 to the Grants of Plan Based Awards Table above.
Outstanding Equity Awards at December 31, 2015
The following table summarizes stock-based compensation awards outstanding as of December 31, 2015. The following table provides information concerning unexercised options, and other stock-based awards that have not vested, and equity incentive plan awards for each named executive officer outstanding as of December 31, 2015. We computed the market value of stock awards by multiplying the closing sale price of WestRock common stock on December 31, 2015 by the number of shares of stock or the amount of equity incentive plan awards, respectively.

	Option Awards					Stock Awards
	Number of Securities Underlying Unexercised Options		Number of Securities Underlying Unexercised Unearned Options (d)	Option Exercise Price (e)	Option Expiration Date (f)	Number of Shares of Stock that Have Not Yet Vested (g)	Market Value of Unvested Shares of Stock ($) (h)	Equity Incentive Plan Awards: Number of Unearned, Unvested Units or Shares (i)	Plan Awards Payout Value of Unearned, Unvested Units or Shares ($)(6) (j)
Name (a)	Exercisable (b)	Unexercisable (c)
D. Michael Wilson
John C. Fortson
Edward A. Rose	4,446	—	—	$35.04	6/25/2022
	2,473	2,473(1)	—	$43.04	2/25/2023
	2,379	4,758(2)	—	$46.02	2/24/2024
						12,910(7)	$588,954
Katherine Pryor Burgeson	4,381	—	—	$26.48	2/22/2020
	6,619	—	—	$32.62	2/28/2021
	12,224	—	—	$35.04	6/25/2022
	6,183	—	—	$43.04	2/25/2023
	6,536	—	—	$46.02	2/24/2024
	—	624(3)	—	$70.21	2/23/2025
	—	3,285(4)	—	$62.75	2/23/2025
						9,185(8)	$419,020
								2,500	$114,050
S. Edward Woodcock, Jr.	4,396			$35.04	6/22/2022
	1,485	741(5)	—	$43.04	2/25/2023
						3,860(9)	$176,093

(1)
Remaining unexercisable options become exercisable on February 25, 2016.

(2)
One-third of the options became exercisable on February 24, 2015, one-third of the options became exercisable on February 24, 2016 and one-third become exercisable on February 24, 2017.

(3)
These options vested in full on February 23, 2016.

(4)
These options vest in one-third increments on each of February 23, 2016, February 23, 2017 and February 23, 2018.

(5)
These options vested in full on February 25, 2016.

(6)
This table reflects award values as of December 31, 2015. Market and payout values based on stock price of  $45.62, which was the closing price of the WestRock’s stock on December 31, 2015.

(7)
5,256 RSUs vested in full on February 25, 2016. 4,753 RSUs will vest in full on February 24, 2017 and 2,901 RSUs will vest in full on February 23, 2018.

(8)
4,380 RSUs vested in full on February 25, 2016. 4,355 RSUs will vest in full on February 24, 2017 and 450 RSUs will vest in full on February 23, 2018.

(9)
1,572 RSUs vested in full on February 25, 2016. 1,016 RSUs will vest in full on February 24, 2017 and 1,272 RSUs will vest in full on February 23, 2018.

(10)
This PSU award granted in August of 2015 is subject to three year cliff vesting on the third anniversary of the award date, February 23, 2018; see footnotes 9 and 10 to the Grants of Plan Based Awards in 2015 Table for a description of the performance criteria attached to such award.

Option Exercises and Stock Vested during 2015
The following table provides information concerning exercises of options during the year 2015, including the number of securities for which the options were exercised and the aggregate dollar value realized upon exercise of options. None of the Ingevity named executive officers had stock awards vest during 2015.
	Option Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized Upon Exercise(1) ($)
D. Michael Wilson	0	$0
John C. Fortson	0	$0
Edward A. Rose	0	$0
Katherine Pryor Burgeson	0	$0
S. Edward Woodcock, Jr.	3,058	$77,796

(1)
The value realized is calculated by determining the difference between the market price of the underlying securities at exercise and the exercise price.

Retirement Plans
MWV Pension Plan.   In connection with the Merger, effective July 2, 2015, the RockTenn Pension Plan and MWV Pension Plan merged into the WestRock Company Consolidated Pension Plan (the “Pension Plan”). Messrs. Rose and Woodcock and Ms. Burgeson participate in the legacy MWV portion of the Pension Plan’s defined benefit plan for former MWV salaried and nonunion hourly employees (the “MWV Pension Plan”). Effective as of December 31, 2015, WestRock froze benefit accruals under the Pension Plan, generally. WestRock will continue to maintain the frozen Pension Plan and no Pension Plan liabilities will be transferred to Ingevity. Following the Separation, Ingevity will not maintain any pension plans for its salaried and nonunion hourly employees.
The MWV Pension Plan is a qualified retirement plan that covers all salaried employees of Ingevity who were employees of MWV before the Merger. One element of the retirement benefit applicable to Messrs. Rose and Woodcock and Ms. Burgeson under the MWV Pension Plan (which we refer to as the “Final Average Pay Benefit”) provides an unreduced benefit payable at age 65 (or 62 if the employee has 20 years of service) that is equal to 1.6% of his or her final average earnings (or pay) times years of benefit service (up to a maximum of 40 years), minus his primary social security benefit multiplied by 1.25% times years of benefit service (up to a maximum of 40 years of service). The formula for determining the Final Average Pay Benefit is illustrated below:
Final average pay generally includes all income reported on Form W-2 but excludes long-term incentive compensation, severance pay, and retention and hiring bonuses. Final average pay includes the participant’s highest 5 years of pay within the last 10 year period.
Effective January 1, 2015, MWV added a supplemental cash balance benefit to the MWV Pension Plan (which we refer to as the “Retirement Plus Benefit”) for all salaried employees, which was funded by company contributions equal to 4% of each participant’s eligible compensation, which contributions were made in lieu of contributions to the participants’ 401(k) plans. The Retirement Plus Benefit was terminated effective as of December 31, 2015 for all participants of the MWV Pension Plan.
The compensation committee of the WestRock board of directors (the “WestRock compensation committee”) determined that there will be no further pension accruals under other components of the MWV Pension Plan for salaried and nonunion hourly employees after December 31, 2015, unless, on December 31, 2015, a participant is at least age 50 years old and the sum of his or her age and service equal at least 75, in which case pension benefits under the MWV Pension Plan will continue to accrue for 5 additional years to December 31, 2020, or earlier upon such participant’s termination of employment with Ingevity. Messrs. Rose and Woodcock each qualify for this additional accrual period under the MWV Pension Plan.
No employee’s compensation for purposes of the Pension Plan includes amounts in excess of the compensation limit under the Code. This limit is periodically adjusted for inflation by the United States Secretary of the Treasury and this limit, as adjusted, was $255,000 for calendar year 2013, was $260,000 for calendar year 2014, was $265,000 for 2015 and will be $265,000 for 2016.
MWV Retirement Restoration Plan.   Ms. Burgeson and Messrs. Rose and Woodcock also participate in a non-qualified retirement restoration plan (which we refer to as the “Retirement Restoration Plan”) that mirrors the benefits provided under the MWV Pension Plan following the same formulas but recognizing compensation in excess of the limits set forth under the Code limit as described above. Benefits under this plan attributable to the Retirement Plus Benefit are payable in either annuity or lump sum form.
The following table illustrates the actuarial present value as of December 31, 2015 of benefits accumulated by Ms. Burgeson and Messrs. Rose and Woodcock under the MWV Pension Plan and the Retirement Restoration Plan using the methodology required by the SEC pursuant to the Financial Accounting Standards Board’s Accounting Standard’s Codification 715, “Compensation — Retirement Benefits,” at the earliest unreduced retirement age under the plan. As new hires and in anticipation of the Separation, Mr. Wilson and Mr. Fortson did not participate in the Pension Plan or the retirement restoration plan during 2015.
Name	Plan Name	Number of Years of Credited Service (#)	Present Value of Accumulated Benefit(1) ($)	Payments During Last Fiscal Year ($)
Edward A Rose	MWV Pension Plan	31.583	$1,258,251	$0
	Restoration Plan	31.583	$1,999,477	$0
Katherine Pryor Burgeson	MWV Pension Plan	15.5	$784,066	$0
	Restoration Plan	15.5	$1,145,351	$0
S. Edward Woodcock, Jr.	MWV Pension Plan	27.5	$923,239	$0
	Restoration Plan	27.5	$314,399	$0

(1)
The amounts set forth in this column were calculated using the assumptions from the corresponding end-of-year disclosure. Accrued benefits payable at age 62 were determined as of the end of the calendar year using compensation data through December 31. The accrued benefits were discounted back to the disclosure date with the discount rate only. Each participant is assumed to work until age 62 and then retire. The discount rates used as of December 31, 2015 were 4.48% for the MW Pension Plan and 7.10% for the Retirement Restoration Plan. The post-retirement mortality assumptions used as of December 31, 2015 were based on the adjusted Society of Actuaries RP-2014 Annuitant table and a future mortality improvement scale based on the Social Security Administration’s data and assumptions. The RP-2014 table was adjusted to substitute the Social Security Administration mortality improvement assumptions after 2012, to reflect white collar life expectancies, and to reflect that WestRock’s white collar male and female populations have 106% and 113% higher mortality experience, respectively, than otherwise expected using these assumptions.

Non-qualified Deferred Compensation
MeadWestvaco Deferred Income Plan.   MWV maintained a non-qualified deferred compensation plan that permitted executives to voluntarily defer up to 80% of base salary and annual incentive cash compensation. In fiscal year 2015, Ms. Burgeson and Messrs. Rose and Woodcock each participated in the plan. Following the Merger, WestRock assumed the sponsorship of the MWV deferred compensation plan as well as any rights and obligations of MWV under such plan. As new hires and in anticipation of the Separation, Mr. Wilson and Mr. Fortson did not participate in the MWV Deferred Income Plan during 2015. Following the Separation, Ingevity will maintain a deferred compensation plan substantially similar in design to the MWV Deferred Income Plan.
The plan also operates as an excess benefit plan enabling employees to defer salary and company matching contributions in excess of Internal Revenue Code limits that apply to MWV’s qualified 401(k) plan. Any amounts contributed by executives may be allocated towards notional accounts into a broad range of investment funds as directed by the participant except with respect to company matching contributions, which are automatically invested in a company “phantom” stock fund. There is no guaranteed investment return with respect to any of the funds. Executives may choose to receive a distribution of their account balance in the year after termination of employment, or early or normal retirement in either a lump sum or installment payments. Limited in-service withdrawals are permitted based on future dates specified in advance by participants and evidenced by written distribution elections.
The investment funds available to an executive under the deferred income plan generally mirror the investment options available to all employees who participate in the company’s broad based qualified 401(k) savings plan, plus three additional funds which are available to investors.
Non-qualified Deferred Compensation at 2015 Calendar Year End
The table below presents information on Ms. Burgeson’s and Messrs. Rose’s and Woodcock’s non-qualified deferred compensation plan accounts for 2015.
Name	Executive Contributions in 2015	Registrant Contributions in 2015(1)	Aggregate Earnings in 2015	Aggregate Withdrawals/ Distributions	Aggregate Balance at 2015 Year-End
Edward A. Rose	$155,137	$22,252	$(9,221)	$0	$332,765
Katherine Pryor Burgeson	$40,584	$13,169	$(54,322)	$0	$1,182,200
S. Edward Woodcock, Jr.	$11,339	$6,734	$(23)	$0	$21,181

(1)
Amounts shown as Registrant Contributions in 2015 are also included as 2015 compensation in the Summary Compensation Table, in the “All Other Compensation” column. Full company match provided relative to annual incentive award if Internal Revenue Code limitations prevented executive from deferring applicable portion of the incentive award.

Potential Payments Upon Termination and Change of Control
The table below reflects the amount of compensation that would have become payable to each of the named executive officers under existing plans and arrangements if the named executive officer’s employment had terminated on December 31, 2015. These benefits are in addition to benefits available prior to the occurrence of any termination of employment (including benefits under then-exercisable options) and benefits available to all salaried employees, such as distributions under the company’s retirement savings plan, early retirement subsidy and accrued vacation pay.
Employment Letter Severance Commitments.   For a description of the potential cash severance benefits payable to Messrs. Wilson, Fortson and Ms. Burgeson, see “Compensation Discussion and Analysis — Employment Letters,” which details the terms and conditions under which severance is payable.
Change of Control Severance Pay Plan.   During 2015, Messrs. Rose and Woodcock were covered by the Change of Control Severance Pay Plan for Salaried and Non-Union Hourly Employees, a broad-based severance plan (the “MWV Merger-Related Severance Plan”) covering all salaried and non-union hourly employees in the event of an “involuntary termination of employment” (including a “constructive termination”) other than on account of death, disability or absent “misconduct.” As a part of her employment arrangement with Ingevity, Ms. Burgeson waived her rights to severance that she may have had in connection with her employment with WestRock or MWV. The MWV Merger-Related Severance Plan was established for the purpose of providing enhanced financial assistance to those employees experiencing an “involuntary” or “constructive” termination of employment within two years following the “change of control” resulting from the Merger. This plan was the only plan in effect applicable to Messrs. Rose and Woodcock during 2015, as a result of the Merger. It is not an Ingevity severance plan and will not apply with respect to any termination of an Ingevity named executive officer after the effective time of the Separation.
Under the MWV Merger-Related Severance Plan in the event of an involuntary or constructive termination following a change of control, a lump sum cash amount is payable equal to 104 weeks for Mr. Rose and 78 weeks for Mr. Woodcock of each executive’s base salary in effect at the time of termination, plus any actual incentive compensation paid in the current or year prior to termination, whichever is greater, (and for Mr. Woodcock, such amount shall be multiplied by 120%). Each executive is also entitled to receive a cash lump sum payment in lieu of health care continuation coverage for a period of 104 weeks in the case of Mr. Rose and 78 weeks in the case of Mr. Woodcock.
Name	Benefit	Before Change of Control, Termination w/o Cause	After Change of Control, Termination w/o Cause
D. Michael Wilson	Severance(1)(2)	$3,200,000		$4,800,000
	Stock Options(3)	N/A		N/A
	RSUs & PSUs(4)	N/A		N/A
	Incentive Compensation Award(5)	N/A		N/A
	Post-Termination Health Care(6)	N/A		N/A
	Total value:	$3,200,000	$$	4,800,000
John C. Fortson	Severance(1)(2)	$1,211,250		$1,615,000
	Stock Options(3)	N/A		N/A
	RSUs & PSUs(4)	N/A		N/A
	Incentive Compensation Award(5)	N/A		N/A
	Post-Termination Health Care(6)	$0		$0
	Total value:	$1,211,250		$1,615,000
Edward A. Rose	Severance(1)(2)	$1,684,250		$1,684,250
	Stock Options(3)	$4,477		$4,477
	RSUs & PSUs(4)	$456,602		$456,602
	Incentive Compensation Award(5)	$200,000		$200,000
	Post-Termination Health Care(6)	$34,156		$34,156
	Total value:	$2,379,485		$2,379,485
Katherine Pryor Burgeson	Severance(1)(2)	$696,000		$928,000
	Stock Options(3)	$0		$0
	RSUs & PSUs(4)	$310,128		$546,787
	Incentive Compensation Award(5)	N/A		N/A
	Health Care(6)	$0		$0
	Total value:	$1,006,128		$1,474,787
S. Edward Woodcock, Jr.	Severance(1)(2)	$837,421		$837,421
	Stock Options(3)	$1,912		$1,912
	RSUs & PSUs(4)	$118,060		$118,060
	Incentive Compensation Award(5)	$132,500		$132,500
	Health care(6)	$18,441		$18,441
	Total value:	$1,108,334		$1,108,334

(1)
The numbers in this column assume an involuntary termination of employment absent “Cause” as defined in the respective employment offer letters for Ms. Burgeson and Messrs. Wilson and Fortson. Each employment offer letter provides for the payment of the named executive officer’s base salary and target bonus for a period of 18 months in the case of Mr. Fortson and Ms. Burgeson, and 24 months in the case of Mr. Wilson. Such payments are to be made in equal monthly installments over the severance period beginning 30 days following the executive’s termination of employment. For a more detailed discussion of such employment offer letter terms see “Compensation Discussion and Analysis — Employment Letters.” With respect to Messrs. Rose and Woodcock, the numbers in this column represent payment in the event of involuntary termination of employment absent “misconduct” or a “constructive termination” payable under the MWV Merger-Related Severance Plan, which provides for enhanced severance in the amount of  (a) for Mr. Woodcock 78 weeks of base and bonus, multiplied by 120% and (b) for Mr. Rose, 104 weeks of base and bonus; such amount generally to be paid in a single lump sum.

(2)
The numbers in this column assume an involuntary termination of employment absent “cause” or the executive’s resignation for “good reason” during the one-year period following a change of control as described in the respective employment offer letters for Ms. Burgeson and Messrs. Wilson and Fortson. The payment is equal to three times the executive’s annual base salary and target bonus in the case of Mr. Wilson, and two times the executive’s annual base salary and target bonus in the case of Mr. Fortson and Ms. Burgeson; all such payments are made in equal monthly installments over the severance period beginning 30 days following the executive’s termination of employment. In the case of Messrs. Rose and Woodcock, the numbers in this column reflect the same payments described in Footnote 1 above, given that the only severance plan in effect for such executives as of December 31, 2015 was the MWV Merger Related Severance Plan providing for enhanced severance assuming a qualifying involuntary termination following the Merger.

(3)
These values cover only grants made to the named executive officers in 2013, 2014 and 2015; since no awards were made to Messrs. Wilson and Fortson during this period, an N/A appears beside their names. As a result of the Merger, and in accordance with the terms and conditions of Ms. Burgeson’s August 2015 grant all options vest and become immediately exercisable in the event of an involuntary termination of employment without “cause” on December 31, 2015. These values represent the intrinsic value of the unvested option and assume a stock price of  $45.62, which was the closing price of WestRock’s stock price on the assumed termination date, December 31, 2015. As of December 31, 2015, certain unvested options had an exercise price that was greater than the closing price of WestRock’s stock price on such date, and, as a result, the value of any accelerated vesting of such options as of December 31, 2015 was $0. In the event of a resignation with “good reason” or a “constructive termination” prior to or following a change of control, all outstanding, unvested options held by the named executive officers would be forfeited.

(4)
These values cover only grants made to the named executive officers in 2013, 2014 and 2015; since no awards were made to Messrs. Wilson and Fortson during this period, an N/A appears beside their names. As a result of the Merger, in the case of an involuntary termination of employment absent “cause”, all RSU awards (including dividend equivalents) granted by MWV prior to the Merger vest in full on the date of termination. With respect to Ms. Burgeson’s August 2015 PSU award, in the event of an involuntary termination of employment absent “cause,” (a) no accelerated vesting is reflected in the pre-change of control column as PSUs are forfeit in the event of such a termination prior to the first anniversary of the grant date of such awards and (b) the post-change of control column reflects accelerated vesting based on double trigger vesting terms, assuming target performance with respect to the PSU award. The values set forth in the table above assume a stock price of  $45.62, which was the closing price of WestRock’s stock price on the assumed termination date, December 31, 2015. In the event of a resignation with “good reason” or a “constructive termination” prior to or following a change of control, all outstanding, unvested RSUs and PSUs held by the named executive officers would be forfeited.

(5)
Only Messrs. Rose and Woodcock received 2014 and 2015 Incentive Compensation Awards so an N/A appears beside the names of other named executive officers. As a result of the Merger, the values in the table above reflect full vesting in the event of an involuntary termination of employment absent “cause” following a change of control. In the event of a resignation with “good reason” or a “constructive termination” prior to or following a change of control, all outstanding Incentive Compensation Awards would be forfeited.
(6)
These values reflect the payment due under the terms of the MWV Merger-Related Severance Plan, which provides for a single lump sum payment to Messrs. Rose and Woodcock, representing continued health care COBRA coverage for the two-year severance period.

Potential Payments Upon Termination – Death or Disability(1)
The table below shows the value of any option awards as well as service and performance-based restricted stock unit awards made in 2013, 2014 and 2015 that would vest in the event of termination of employment due to death or disability assuming a December 31, 2015 termination date. Named executive officers are eligible for disability compensation under the company’s disability benefit plans and death benefits under applicable life insurance plans offered by the company to all full-time salaried employees.
	D. Michael Wilson	John C. Fortson	Edward Rose	Katherine Pryor Burgeson	S. Edward Woodcock, Jr.
Stock Options(2)	N/A	N/A	$4,477	$0	$1,912
RSUs(3)	N/A	N/A	$493,248	$310,128	$118,060
Incentive Compensation (Cash) Awards(4)	N/A	N/A	$200,000	N/A	$132,500

(1)
These amounts represent the full value of equity compensation associated with a termination due to death or disability on December 31, 2015; all equity is based on a stock price of  $45.62, which was the closing price of WestRock’s stock on December 31, 2015.

(2)
This represents the intrinsic value of unvested options that would vest due to death or disability on December 31, 2015. Values represent awards made in 2013, 2014 and 2015. Since no option awards were made to Messrs. Wilson and Fortson, an N/A appears by their names. As of December 31, 2015, certain unvested options had an exercise price that was greater than the closing price of WestRock’s stock price on such date, and, as a result, the value of any accelerated vesting of such options as of December 31, 2015 was $0.

(3)
This represents the value of 2013, 2014 and 2015 service-based restricted stock units that would vest in full (including dividend equivalents) upon a termination by reason of death or disability following the Merger. For Ms. Burgeson, her 2015 PSU grant would be forfeited because a termination by reason of death or disability on December 31, 2015 precedes the first anniversary date of the date of grant. Since no such awards were made to Messrs. Wilson and Fortson, an N/A appears by their names.

(4)
Since no Incentive Compensation Awards were made to Messrs. Wilson and Fortson or Ms. Burgeson, an N/A appears beside their names. For Messrs. Rose and Woodcock the 2014 and 2015 awards vest in full upon a termination by reason of death or disability following the Merger.

Employment Letters
Employment Letter with Michael Wilson
On July 27, 2015, WestRock entered into an employment arrangement with Michael Wilson that became effective as of September 1, 2015 and which includes the following terms. Mr. Wilson will serve as the Chief Executive Officer of Ingevity with an annual base salary of  $800,000 and a target annual bonus of 100% of annual base salary. His 2015 annual bonus for the period beginning September 1, 2015 and ending with the Separation will be prorated assuming target performance. In addition to Mr. Wilson’s base salary and annual bonus, he will be eligible for welfare and retirement benefits commensurate with all benefits offered to other Ingevity employees.

In the event that WestRock determines not to complete the Separation, and Mr. Wilson voluntarily chooses to terminate his employment with WestRock within 60 days thereafter, he will receive $3,200,000, payable in 24 equal monthly installments beginning 30 days after his termination of employment, unless a delay is required by Internal Revenue Code Section 409A.
The employment offer letter terms also provide that beginning in 2017, Mr. Wilson’s annual long-term incentive award will be delivered in the form of restricted stock units, which may be subject to the satisfactory performance of pre-approved company performance metrics, and options. It is anticipated that the annual grant would have a target value of 200% of Mr. Wilson’s base salary and would be subject to a vesting period of three to five years, with the mix of equity subject to change by the Compensation Committee. The performance-based multipliers for restricted stock may range from 0% to 200%, as determined by the level of achievement of applicable performance goals for the performance period attached to each long-term award.
The offer letter further provides that Mr. Wilson will receive a long-term incentive award with a target value equal to $2,000,000, at the time of the Separation, which will be delivered in the form of service-based restricted stock units, performance-based restricted stock units and options. Mr. Wilson will also receive an award of service-based restricted stock units with a value of  $1,000,000 effective as of the date of the Separation (the “Spin-Off RSU Grant”), which will vest ratably over the first, second and third anniversary of the executive’s employment commencement date. Mr. Wilson received a one-time bonus of  $500,000 paid during 2015 (subject to repayment under certain circumstances) to assist in transition expenses associated with his relocation to Charleston, South Carolina from Malvern, Pennsylvania, as well as a Guaranteed Buy Out (GBO) relocation package under the Ingevity relocation policy generally available to all employees. In addition, Mr. Wilson is eligible to receive reimbursement for reasonable commuting expenses during his initial year of employment.
Severance and Change of Control Severance for Mr. Wilson
The terms of Mr. Wilson’s offer letter also provide that in the event his employment is terminated without “cause” before January 1, 2019, he will be entitled to severance pay in the amount of 24 months of his then current base salary and target annual bonus for such period.
Mr. Wilson’s offer letter also provides that his Spin-Off RSU Grant will fully vest in the event his employment is terminated by WestRock or Ingevity without “cause.”
His offer letter further provides that in the event of a termination of employment by WestRock or Ingevity without “cause” or a resignation by Mr. Wilson for “good reason” within twelve months following a change of control, (i) all long-term incentive awards granted to Mr. Wilson during the initial 12 months after he commenced employment with WestRock will vest at target and (ii) if such change of control occurs on or before January 1, 2019, he will be entitled to severance pay in an amount equal to three years of his then current base salary and annual target bonus for such period.
Payment of any severance as reflected in Mr. Wilson’s offer letter will be made over the period of time used to calculate his severance (i.e., two or three years) in accordance with Internal Revenue Code Section 409A and will be payable only after the execution of an agreement of release of claims by him against Ingevity or any of its successors.
Employment Letter with John Fortson
On September 15, 2015, WestRock entered into an employment arrangement with John Fortson that became effective as of October 12, 2015 and which includes the following terms. Mr. Fortson will serve as Chief Financial Officer of Ingevity with an annual base salary of  $475,000 and a target annual bonus of 70% of annual base salary. His 2015 annual bonus for the period beginning October 12, 2015 and ending with the Separation will be prorated assuming target performance. In addition to Mr. Fortson’s base salary and annual bonus, he will be eligible for welfare and retirement benefits commensurate with all benefits offered to other Ingevity employees.
In the event that WestRock determines not to complete the Separation, and Mr. Fortson voluntarily chooses to terminate his employment with WestRock within 60 days thereafter, he will receive $1,638,750, payable in twelve equal monthly installments beginning 30 days after his termination of employment, unless a delay is required by Internal Revenue Code Section 409A.

The employment offer letter also provides that beginning in 2017, Mr. Fortson’s annual long-term incentive award will be delivered in the form of restricted stock units, which may be subject to the satisfactory performance of pre-approved company performance metrics, and options. It is anticipated that the annual grant would have a target value of 175% of Mr. Fortson’s base salary and would be subject to a vesting period of three to five years, with the mix of equity subject to change by the Compensation Committee. The performance-based multipliers for restricted stock units may range from 0% to 200%, as determined by the level of achievement of applicable performance goals for the performance period attached to each long-term award.
The offer letter further provides that Mr. Fortson will receive a long-term incentive award with an estimated target value equal to $1,000,000 at the time of the Separation, which will be delivered in the form of service-based restricted stock units, performance-based restricted stock units and options. Mr. Fortson will also receive an award of service-based restricted stock units with a value of  $750,000 effective as of the Separation date, which will vest ratably over the first, second and third year anniversary dates of his employment commencement date. Mr. Fortson also received a one-time bonus of  $250,000 paid during 2015 (subject to repayment under certain circumstances) to assist in transition expenses associated with his relocation to Charleston South Carolina from Northfield, Illinois, as well as a Guaranteed Buy Out (GBO) relocation package under the Ingevity relocation policy generally available to all employees.
Employment Letter with Katherine P. Burgeson
On October 8, 2015, WestRock entered into an employment arrangement with Kathy Pryor Burgeson that became effective as of November 1, 2015 and which includes the following terms. Ms. Burgeson will serve as General Counsel and Secretary of Ingevity with an annual base salary of  $320,000 and a target annual bonus of 45% of annual base salary. Her 2015 annual bonus for the period beginning October 1, 2015 and ending with the Separation will be prorated assuming target performance. In addition to Ms. Burgeson’s base salary and annual bonus, she will also be eligible for welfare and retirement benefits commensurate with all benefits offered to other Ingevity employees. The letter provides further that as a condition of Ms. Burgeson’s acceptance of her position with Ingevity she waives any right to severance in connection with her employment with WestRock or MWV.
In the event that WestRock determines not to complete the Separation, and Ms. Burgeson voluntarily chooses to terminate her employment with WestRock within 60 days thereafter, she will receive a severance payment equal to $719,822 payable in 12 equal monthly installments beginning 30 days after her termination of employment, unless a delay in payment is required by Internal Revenue Code Section 409A.
The employment offer terms also provide that, beginning in 2017, Ms. Burgeson’s annual long-term incentive will be delivered in the form of restricted stock units, which may be subject to the satisfactory performance of pre-approved company performance metrics, and options. It is anticipated that the annual grant would have a value of 85% percent of Ms. Burgeson’s base salary and would be subject to a vesting period of three to five years, with the mix of equity subject to change by the Compensation Committee. The performance-based multipliers for restricted stock units may range from 0% to 200%, as determined by the level of achievement of applicable performance goals for the performance period attached to each long-term award.
The employment offer terms also provides that at the time of Separation, Ms. Burgeson will receive a long-term incentive award with an estimated target value equal to $270,000, to be delivered in the form of service-based and performance-based restricted stock units and options. Ms. Burgeson also received a one-time bonus of  $50,000 during 2015 (subject to repayment under certain circumstances) to assist in transition expenses associated with her relocation to Charleston, South Carolina from Richmond, Virginia, as well as a Guaranteed Buy Out (GBO) relocation package under the Ingevity relocation policy generally available to all employees.
Severance & Change of Control Severance for Mr. Fortson and Ms. Burgeson
The terms of each offer letter for Mr. Fortson and Ms. Burgeson also provide that in the event the executive’s employment is terminated without “cause” before January 1, 2019, the executive will be entitled to severance pay in the amount of 18 months of his or her then current base salary and target annual bonus for such period.

The offer letters further provide that in the event that a change of control, if the executive is terminated by WestRock or Ingevity without “cause” or the executive resigns with “good reason” during the 12 month period following such change of control, (i) all long-term incentive awards granted to each executive during the initial 12 months after each executive commenced employment with WestRock will vest at target, and (ii) if such change of control occurs on or before January 1, 2019, each executive will be entitled to severance pay in an amount equal to 24 months of his or her then current base salary and annual target bonus for such period.
Payment of any severance pay as reflected in each offer letter will be made over the period of time used to calculate the executive’s severance (e.g., 18 or 24 months) in accordance with Internal Revenue Code Section 409A and will be payable only after the execution of an agreement of release of claims by the executive against Ingevity or any of its successors.
Treatment of WestRock Company Equity-Based Incentive Awards Upon the Separation.
WestRock equity-based incentive awards held by Ingevity employees will remain WestRock equity incentive awards following the separation. The number of shares covered by, and, in the case of stock options and stock appreciation rights, the per share exercise price of, WestRock equity-based incentive awards will be adjusted to reflect the separation and to maintain the intrinsic value of the WestRock equity-based incentive awards immediately prior to and immediately following the separation, subject to rounding.
Any WestRock stock option or stock appreciation right that is unvested immediately prior to the separation and is held by an Ingevity employee will vest in full upon the occurrence of the separation. WestRock restricted stock units that were granted prior to 2015 that are unvested immediately prior to the separation and are held by an Ingevity employee will vest in full upon the occurrence of the separation. WestRock restricted stock units that were granted in 2015 that are unvested immediately prior to the separation and are held by an Ingevity employee will vest on a pro-rata basis upon the occurrence of the separation, with vesting of any performance stock units based on the achievement of target goals.
Under the terms of the employee matters agreement between WestRock and Ingevity, Ingevity is responsible for reimbursing WestRock for the cost of WestRock equity-based incentive awards held by Ingevity employees.
Ingevity Compensation Programs Following the Separation
In connection with the Separation, Ingevity expects to adopt benefit plans and executive compensation plans and policies (some of which are already in place, as described below). We anticipate that, immediately after the Separation, Ingevity’s compensation philosophy and executive compensation plans and policies will be similar to WestRock’s, and will be comprised of base salaries, an annual performance-based bonus or short term incentive program, long-term incentive awards and retirement benefits. Following the Separation, the Compensation Committee may consider and further develop Ingevity’s compensation policies, practices and procedures, consistent with Ingevity’s business needs and goals, as appropriate.
Ingevity’s compensation plans and policies are currently being determined and many have not been finalized. Information regarding Ingevity’s compensation programs that have not been finalized will be included in subsequent amendments to this information statement if and as they are finalized prior to the Separation.
The following summarizes the principal components of Ingevity’s compensation plans and policies that have been determined, and that we expect to apply to Ingevity’s named executive officers.
Ingevity Omnibus Incentive Plan
We expect to adopt an incentive plan (the “Ingevity Omnibus Incentive Plan”) prior to the Separation for the purpose of allowing us to grant equity-based and cash-based incentive awards to our eligible employees following the Separation.

We expect the following limitations to apply under the plan:
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Maximum number of shares underlying awards that may be granted: 4,000,000

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Maximum number of shares that may be granted pursuant to incentive stock options: 4,000,000

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No participant (other than a non-employee director) may be granted during any calendar year:

•
stock options and stock appreciation rights covering in excess of 50,000 shares

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performance-based awards (other than stock options and SARs) intended to qualify under Section 162(m) of the tax code covering in excess of 100,000 shares

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No participant who is a non-employee director may be granted during any calendar year stock-based awards having a fair market value in excess of  $250,000 on the date of grant.

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No employee may be granted during any calendar year cash awards, restricted stock unit awards or performance unit awards that may be settled solely in cash having a value determined on the grant date in excess of  $4,000,000.

The foregoing share limits are subject to adjustment in certain circumstances to prevent dilution or enlargement.
We expect the terms of the Ingevity Omnibus Incentive Plan to allow us to grant stock options (including incentive stock options), stock appreciation rights (“SARs”), restricted stock, restricted stock units (including performance-vested restricted stock units (“PSUs”)), and cash awards (including short term incentives/bonuses) intended to qualify for the performance-based compensation exemption to the $1 million deduction limit under Section 162(m) of the Internal Revenue Code. However, we will reserve the right to grant awards that do not qualify for this exemption, and in some cases, the exemption may cease to be available for some or all awards that otherwise would so qualify. Performance goals to be included in the Plan that the Committee may use in connection with performance awards may include financial and market related metrics. All of our employees would be eligible for awards under the plan. Restricted stock, restricted stock units, PSUs and other full-value awards would count as two shares against the share reserve, while stock options and SARs would count as one share. Shares subject to Replacement Awards that were expired, forfeited or otherwise terminated without the issuance of shares would not be recycled back into the share reserve.
The Compensation Committee would have broad authority to grant awards and otherwise administer the Ingevity Omnibus Incentive Plan. The plan would become effective upon the effective time of the Separation and would continue in effect for a period of 10 years thereafter, unless earlier terminated by our board of directors. Our board of directors would have the authority to amend the plan in such respects as it deemed desirable, provided that any amendments that would increase the share reserve (other than pursuant to a recapitalization event described above), expand the class of persons eligible to participate in the plan or the types of awards available for grant under the plan, or that would otherwise be considered a material modification for purposes of applicable tax or securities laws or exchange listing requirements, would require the approval of our stockholders.
Ingevity Retirement Savings Plan
In preparation for the Separation, Ingevity adopted a qualified 401(k) savings plan effective as of January 1, 2016, as its primary retirement vehicle for all employees including Ingevity’s named executive officers. The savings plan formula permits an employee who contributes six percent of pay to receive a one-hundred percent matching contribution on such amount (excluding bargained hourly employees eligible to participate in the plan and to whom a different formula applies). Employee and matching contributions under the savings plan are one-hundred percent vested immediately. The plan also provides for a non-elective employer contribution in the amount of three percent of pay, which vests upon the completion of three years of service. In addition, certain grandfathered participants who were participants in the legacy MWV defined benefit plan (including Ingevity’s named executive officers) are eligible for a transition contribution in the amount of ten percent of pay if they were at least age fifty and their age and years of service equaled 75 as of December 31, 2015. Messrs. Rose and Woodcock are eligible to receive this transition contribution, which will be made each year as soon as administratively practicable following the end of each plan year until the earlier of December 31, 2020 or the year in which he retires. The plan offers a broad range of investment vehicles into which plan participants may direct their account balances.
Ingevity Deferred Compensation Plan
In preparation for the Separation, Ingevity also adopted a non-qualified deferred compensation plan effective as of January 1, 2016, that with respect to earnings and benefits, exceed Internal Revenue Code limits on qualified plan benefits and mirror the benefit formulas under the savings plan described above. Employees eligible to participate in this plan include only those participants considered to be a select group of highly paid management employees, including Ingevity’s named executive officers. This plan provides for the same matching contribution formula as the qualified plan described above and also permits executives to defer base salary and annual incentive cash compensation. Similar to the qualified savings plan, the plan offers executives a choice of conventional investment vehicles with no assurance of any particular rate of return and does not guarantee an above market rate of return. The plan also includes a real estate investment trust and a natural resources investment fund not available to qualified 401(k) saving plan participants.
Consulting Agreements with Prospective Board Members
Ingevity has entered into consulting agreements with each prospective non-employee member of the board of directors. Pursuant to the agreements, each prospective member of the board of directors received a lump sum cash payment on March 1, 2016 equal to $18,750 for prospective non-employee directors and $62,500 for the prospective Chairman. The agreements provide for the prospective non-employee directors to engage in advance planning activities with Ingevity management prior to their election to the board. The agreements terminate upon the effective date of the separation, or, if the separation has not occurred by May 30, 2016, on such date.

STOCK OWNERSHIP
As of the date of this information statement, all of the outstanding shares of Ingevity’s common stock are owned by WestRock. The following tables provide information with respect to the expected beneficial ownership of Ingevity common stock by (1) each of Ingevity’s directors, (2) each officer named in the Summary Compensation Table, (3) all of Ingevity’s executive officers and directors nominees as a group, and (4) each of our stockholders who we believe will be a beneficial owner of more than 5% of Ingevity outstanding common stock based on current publicly available information. We based the share amounts on each person’s beneficial ownership of WestRock common stock as of  [•], 2016, and applying the distribution ratio of  [•] shares of our common stock for every share of WestRock common stock, unless we indicate some other date or basis for the share amounts in the applicable footnotes.
Except as otherwise noted in the footnotes below, each person or entity identified below has sole voting and investment power with respect to such securities. Following the distribution, Ingevity will have outstanding an aggregate of approximately [•] million shares of common stock based upon approximately [•] shares of WestRock common stock outstanding on [•], 2016, excluding treasury shares and assuming no exercise of WestRock options, and applying the distribution ratio of  [•] share of our common stock for every share of WestRock common stock held as of the record date for the distribution.
To the extent our directors and executive officers own WestRock common stock at the record date for the distribution, they will participate in the distribution on the same terms as other holders of WestRock common stock.
Security Ownership of Certain Beneficial Owners
The following table reports the number of shares of Ingevity common stock that Ingevity expects will be beneficially owned, immediately following the completion of the distribution, by each person who will beneficially own more than 5% of Ingevity’s common stock. The table is based upon information available as of  [•], 2016, as to those persons who beneficially own more than 5% of WestRock’s common stock.
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
[ ]	[ ]	[ ]

Security Ownership of Executive Officers and Directors
The following table sets forth information, immediately following the completion of the separation calculated as of  [•], 2016, regarding (1) each expected director, director nominee and named executive officer of Ingevity and (2) all of Ingevity’s expected directors and executive officers as a group. The address of each director, director nominee and executive officer shown in the table below is c/o Ingevity Corporation, Attention: Secretary, 5255 Virginia Avenue, North Charleston, South Carolina 29406.
Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Exercisable Stock Options	Percent of Class
Richard B. Kelson	[ ]	[ ]	[ ]
Jean S. Blackwell
Luis Fernandez-Moreno
J. Michael Fitzpatrick
Frederick J. Lynch
Daniel F. Sansone
D. Michael Wilson
John C. Fortson
Edward Rose
S. Edward Woodcock, Jr.
Katherine Pryor Burgeson
All directors and officers as a group (11 persons)

CERTAIN RELATIONSHIPS AND RELATED PERSON TRANSACTIONS
Agreements with WestRock
Following the separation and distribution, Ingevity and WestRock will operate separately, each as an independent public company. Ingevity will enter into a separation and distribution agreement with WestRock, which is referred to in this information statement as the “separation agreement” or the “separation and distribution agreement.” In connection with the separation, Ingevity will also enter into various other agreements to effect the separation and provide a framework for its relationship with WestRock after the separation, such as a transition services agreement, intellectual property matters agreement, a tax matters agreement, an employee matters agreement, a lease agreement and plant services agreement with respect to Ingevity’s operations adjoining WestRock’s Covington, Virginia facility and a long-term supply agreement for CTO. These agreements will provide for the allocation between Ingevity and WestRock of WestRock’s assets, employees, liabilities and obligations (including its investments, property and employee benefits and tax-related assets and liabilities) attributable to periods prior to, at and after Ingevity’s separation from WestRock and will govern certain relationships between Ingevity and WestRock after the separation. The agreements listed above are filed, or will be, as exhibits to the registration statement on Form 10 of which this information statement is a part.
The summaries of each of the agreements listed above are qualified in their entireties by reference to the full text of the applicable agreements, which are incorporated by reference into this information statement. When used in this section, “distribution date” refers to the date on which WestRock distributes Ingevity’s common stock to the holders of WestRock common shares.
The Separation and Distribution Agreement
Ingevity intends to enter into a separation and distribution agreement with WestRock prior to the distribution of our common stock to WestRock stockholders. The separation and distribution agreement will set forth our agreements with WestRock regarding the principal actions needed to be taken in connection with our separation from WestRock. It will also set forth other agreements that govern certain aspects of our relationship with WestRock following the separation.
Transfer of Assets and Assumption of Liabilities.   The separation and distribution agreement will identify certain transfers of assets and assumptions of liabilities, comprising the internal reorganization, that are necessary in advance of our separation from WestRock so that each of Ingevity and WestRock retains both the assets of, and the liabilities associated with, their respective businesses. The separation and distribution agreement will also provide for the settlement or extinguishment of certain liabilities and other obligations between Ingevity and WestRock.
Effective on the distribution date, all agreements, arrangements, commitments and understandings, including all intercompany accounts payable or accounts receivable, including intercompany indebtedness and intercompany work orders, between us and our subsidiaries and other affiliates, on the one hand, and WestRock and its other subsidiaries and affiliates, on the other hand, will terminate, except for certain agreements and arrangements, which are intended to survive the distribution.
Conditions to the Distribution.   The separation and distribution agreement will provide that the distribution is subject to satisfaction (or waiver by WestRock) of certain conditions. For further information regarding these conditions, see “The Separation — Conditions to the Distribution” beginning on page [•]. WestRock has the sole and absolute discretion to determine (and change) the terms of, and to determine whether to proceed with, the separation and, to the extent it determines to so proceed, to determine the record date for the distribution, the distribution date and the distribution ratio. The separation and distribution agreement will provide that the separation may be terminated, and the separation may be modified or abandoned, at any time prior to the distribution date.
The separation and distribution agreement will also contain certain provisions governing, among other things, the allocation of legal claims and liabilities, the release of claims between the parties and indemnification obligations following the separation. Additional descriptions of the material terms of the separation and distribution agreement will be included in an amendment to this information statement.

The Transition Services Agreement
Ingevity and WestRock will enter into a transition services agreement prior to the distribution pursuant to which WestRock and its subsidiaries will provide, on an interim, transitional basis, various services to Ingevity. The agreed upon charges for such services will be generally intended to allow the servicing party to recover all out-of-pocket costs and expenses of providing such services. Additional descriptions of the material terms of the transition services agreement will be included in an amendment to this information statement.
The Tax Matters Agreement
Prior to the distribution, Ingevity and WestRock will enter into a tax matters agreement that will govern the parties’ respective rights, responsibilities and obligations with respect to taxes, tax attributes, tax refunds, the preparation and filing of tax returns, the control of audits and other tax proceedings and assistance and cooperation in respect of tax matters.
In addition, the tax matters agreement will impose certain restrictions on Ingevity and its subsidiaries (including restrictions on share issuances, business combinations, sales of assets and similar transactions) that will be designed to preserve the qualification of the distribution and certain related transactions under Sections 355 and certain other relevant provisions of the Code. The tax matters agreement will provide special rules that allocate tax liabilities in the event the distribution and/or certain related transactions, does not so qualify. In general, under the tax matters agreement, each party is expected to be responsible for any taxes imposed on, and certain related amounts payable by, WestRock or Ingevity that arise from the failure of the distribution and/or certain related transactions, to qualify under Sections 355 and certain other relevant provisions of the Code, to the extent that the failure to so qualify is attributable to actions, events or transactions relating to such party’s respective stock, assets or business, or a breach of the relevant representations, warranties or covenants made by that party in the tax matters agreement.
Intellectual Property Matters Agreement
We will enter into an intellectual property matters agreement with WestRock prior to the distribution pursuant to which:
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WestRock will transfer and convey to Ingevity certain intellectual property, software and technology exclusively used in our business, certain information exclusively related to such transferred intellectual property, software and technology, and certain intellectual property contracts;

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Ingevity will accept and assume liabilities relating to, arising out of or resulting from the exploitation by us of the intellectual property, software, technology, intellectual property contracts and information transferred and conveyed to us;

•
Each of WestRock and Ingevity will grant to the other a non-exclusive right and license related to certain intellectual property owned or controlled by the other.

The intellectual property, technology or software transferred to Ingevity will not include intellectual property, software or technology relating to mill-based recovery processes that generate biorefinery materials or the methods and processes of applying adhesives to cellulose based materials and packaging.
The agreement also provides that we will have the right to control the initiation, conduct and, in certain instances, the settlement or other resolution of enforcement claims, demands, actions, suits or proceeding relating to the intellectual property licensed to WestRock. If, however, we do not initiate an action within ninety days of a request by WestRock to assume control over the enforcement of such action, then WestRock shall have the right to bring and to control such action. The agreement also provides for the full release and absolute discharge of WestRock from any liabilities transferred to Ingevity or liabilities arising out of or resulting from the intellectual property assets and liabilities transferred to Ingevity. The agreement also specifically disclaims any grant of rights or licenses to Ingevity of WestRock, MeadWestvaco or RockTenn’s names, marks, trade dress, logos, monograms, domain names, ticker symbols, and other source or business identifiers.

The Employee Matters Agreement
Prior to the distribution, Ingevity and WestRock will enter into an employee matters agreement with WestRock that will set forth our agreements with WestRock as to certain employment, compensation and benefits matters. The employee matters agreement will provide for the allocation and treatment of assets and liabilities arising out of employee compensation and benefit programs in which our employees participated prior to the distribution. In connection with the distribution, Ingevity will provide benefit plans and arrangements in which our employees will participate going forward. Generally, Ingevity will assume or retain sponsorship of, and liabilities relating to employees who will be transferred to us from WestRock in connection with the distribution.
In particular, we will assume all liabilities for the benefits accrued by our employees who participate in a WestRock qualified defined benefit pension plan applicable to bargained hourly employees and WestRock will transfer to our newly established defined benefit pension plan assets corresponding to those liabilities. In addition, we will reimburse WestRock for liabilities relating to the participation of our employees and former employees under WestRock retiree medical plans. And we will be responsible for reimbursing WestRock for the cost of WestRock equity-based incentive awards held by Ingevity employees. We will also adopt and assume any collective bargaining, works council or other labor union contract or labor arrangement covering any of our employees and recognize the works councils, labor unions and other employee representatives that are party to such arrangements.
Crude Tall Oil and Black Liquor Soap Skimmings Agreement
Ingevity will enter into a long-term supply agreement with affiliates of WestRock whereby Ingevity will agree to purchase the entire output of CTO and BLSS (together, the “products”) from WestRock’s existing kraft mills. Under the agreement, WestRock is not required to produce any minimum quantity of the products, but also may not sell the products to third parties, subject to certain allowances including those described below. Pricing for the products will be determined by preset formulas which use as inputs the weighted average price we pay for CTO and BLSS purchased from other vendors plus a premium for volume and length of supply. The pricing formulas are subject to certain pricing floors as set forth in the agreement.
The initial term of the agreement shall begin on the effective date and, beginning in 2025, either party may provide a notice to the other party terminating the agreement five years from the date of such notice. Beginning of year after such notice, the quantity of products provided by WestRock under the agreement will be gradually reduced over a four-year period based on the schedule set forth in the agreement. In addition, either party may terminate the agreement immediately upon the other party’s bankruptcy, liquidation or insolvency or upon a breach of any material provision of the agreement if, after thirty (30) days’ notice of such breach is given, such breach is not cured. From 2022 until 2025, either party may provide one-year notice to remove a kraft mill as a supply source. The two largest kraft mills under the agreement currently are expected to supply approximately 18.5% to 20.0% and 16.5% to 17.5%, respectively, of the total amount of products expected to be supplied under our agreement with WestRock.
At any time, if WestRock believes the current prices for the purchase of products may not be reflective of the fair market value of the products, WestRock may, through a meet-or-release clause, solicit third-party offers to sell the annual production of products from one kraft mill to other buyers. Every twelve months following the first solicitation of competitive offers from third parties, WestRock may solicit third-party offers for the annual production of products from one additional kraft mill. Upon receipt of written notice of a third-party offer, we will have fifteen business days to agree to such third-party offer. If we do not agree to the third-party offer, after one year, WestRock may sell the products from the kraft mill designated in the third-party offer to any third parties who are willing to pay the offer price for as long as purchasers are willing to pay such price.
Covington Lease Agreement and Plant Services Agreement
Affiliates of Ingevity and WestRock will enter into a fifty (50)-year lease and corresponding plant services agreement with respect to WestRock’s paperboard and pulp mill located in Covington, Virginia (the “Covington Mill”) where Ingevity currently operates a plant manufacturing its activated carbon product

(the “Plant”). Pursuant to the lease, WestRock will transfer all of the economic benefits and burdens of the real property on which the Plant is located to Ingevity in exchange for the payment of nominal annual rent and all taxes against the property. The lease also provides for certain easement rights for Ingevity and WestRock to access parts of the Covington Mill and leased property, as necessary, to conduct their respective businesses and fulfill their obligations under the plant services agreement.
Under the lease, Ingevity has the right to purchase the leased property at any time during the term for one (1) dollar. Ingevity also has the right to expand the lease, upon notice, to include (1) a sawdust storage area, in exchange for an increase in annual rent equal to the fair market rental value of such area and/or (2) a truck repair facility property and the buildings located thereon, in exchange for the payment of WestRock’s actual costs and expenses incurred in constructing or remodeling a replacement truck repair facility and relocating equipment to such facility. If Ingevity exercises its option to expand the leased property to include either or both of the sawdust storage area or truck repair facility, such additional properties shall become subject to Ingevity’s one (1) dollar purchase right with respect to the leased property.
In connection with the lease, affiliates of Ingevity and WestRock will also enter into a fifty (50)-year plant services agreement whereby WestRock will provide certain essential services and utilities to the Plant, including, but not limited to, steam, wastewater treatment, electricity, compressed air, fire, emergency and security, sawdust procurement, medical, and interim natural gas supply. Ingevity will pay for the services and utilities on a monthly basis at rates generally based upon the cost of the services and WestRock’s and Ingevity’s relative use of such services and utilities. The parties will also share responsibility under the agreement to maintain and repair certain continuous or jointly used assets. The plant services agreement may be extended by mutual agreement of the parties beyond the initial term for additional five (5)-year renewal terms and certain indvidual services may be terminated early by either party upon written notice according to the specific terms of the agreement. In the event of a permanent closure of the Plant at any time following the exercise of Ingevity’s purchase option under the lease agreement, WestRock shall have the option to purchase the Plant and related property for the fair market value of such assets and property. Alternatively, in the event of a permanent closure of the Covington Mill or a discontinuance of maintenance or operation of critical services equipment by WestRock, Ingevity shall have the right to operate critical services equipment used by WestRock to provide services and utilities under the plant services agreement. Ingevity’s rights with respect to the interim operation of WestRock’s critical services equipment shall continue until the earlier of: (i) the date WestRock resumes operation of the equipment and provides the services and utilities to Ingevity under the plant services agreement, (ii) the date Ingevity is able to provide the services and utilities for itself or obtain the services and utilities from another source, (iii) the date WestRock is able to prove that operation of such critical services equipment by Ingevity will unreasonably interfere with WestRock’s ability to sell the Covington Mill or (iv) five years after WestRock gives notice to Ingevity of its intent to cease providing the services and utilities under the plant services agreement.
Procedures for Approval of Related Person Transactions
Our board recognizes that related person transactions can present potential or actual conflicts of interest and create the appearance that company decisions are based on considerations other than the best interests of the company and its stockholders. Prior to the spin-off, the board intends to delegate authority to the N&G Committee to review and approve related person transactions, and the N&G Committee will adopt a written policy and procedures for the review, approval or ratification of related person transactions.

CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION
The following is a discussion of certain material U.S. federal income tax consequences of the distribution to “U.S. holders” (as defined below) of WestRock common stock. This summary is based on the Code, U.S. Treasury Regulations promulgated thereunder, rulings and other administrative pronouncements issued by the IRS, and judicial decisions, all as in effect on the date of this information statement, and all of which are subject to differing interpretations and change at any time, possibly with retroactive effect. This discussion applies only to U.S. holders of shares of WestRock common stock who hold such shares as a capital asset within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion is based upon the assumption that the distribution, together with certain related transactions, will be consummated in accordance with the separation and distribution agreement and the other separation-related agreements and as described in this information statement. This summary is for general information only and is not tax advice. It does not discuss all aspects of U.S. federal income taxation that may be relevant to particular holders in light of their particular circumstances or to holders subject to special rules under the Code (including, but not limited to, insurance companies, tax-exempt organizations, financial institutions, broker-dealers, partners in partnerships (or entities or arrangements treated as partnerships for U.S. federal income tax purposes) that hold WestRock common stock, pass-through entities (or investors therein), traders in securities who elect to apply a mark-to-market method of accounting, shareholders who hold WestRock common stock as part of a “hedge,” “straddle,” “conversion,” “synthetic security,” “integrated investment” or “constructive sale transaction,” individuals who receive shares of WestRock or Ingevity common stock upon the exercise of employee stock options or otherwise as compensation, holders who are liable for the alternative minimum tax or any holders who actually or constructively own 5% or more of WestRock common stock). This discussion also does not address any tax consequences arising under the unearned Medicare contribution tax pursuant to the Health Care and Education Reconciliation Act of 2010, nor does it address any tax considerations under state, local or foreign laws or U.S. federal laws other than those pertaining to the U.S. federal income tax.
If a partnership, including for this purpose any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes, holds WestRock common stock, the tax treatment of a partner in such partnership will generally depend upon the status of the partner and the activities of the partnership. Holders of WestRock common stock that are partnerships and partners in such partnerships should consult their own tax advisors about the U.S. federal income tax consequences of the distribution.
For purposes of this discussion, a “U.S. holder” is any beneficial owner of WestRock common stock that is, for U.S. federal income tax purposes:
•
an individual who is a citizen or a resident of the United States;

•
a corporation, or other entity taxable as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof or the District of Columbia;

•
an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust, (i) if a court within the United States is able to exercise primary supervision over its administration and one or more United States persons have the authority to control all of its substantial decisions or (ii) that has a valid election in place under applicable Treasury Regulations to be treated as a United States person.

THE FOLLOWING DISCUSSION IS A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.
WestRock received a private letter ruling from the IRS on January 4, 2016, regarding certain U.S. federal income tax matters relating to the separation, distribution and certain related transactions. Conditions to the distribution include that (i) the private letter ruling that WestRock received from the IRS regarding certain U.S. federal income tax matters relating to the separation, distribution and related transactions shall not have been modified or revoked, and (ii) WestRock shall have received opinions from its tax advisors, reasonably satisfactory to WestRock, regarding the qualification of the distribution, together with certain related transactions, as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code. The IRS private letter ruling and any opinion of outside counsel will be based upon and rely on, among other things, certain facts and assumptions, as well as certain representations, statements and undertakings of WestRock and Ingevity, including those relating to the past and future conduct of WestRock and Ingevity. If any of these facts, assumptions, representations, statements or undertakings is, or becomes, inaccurate or incomplete, or if WestRock or Ingevity breaches any of its respective covenants contained in any of the separation-related agreements or documents relating to any tax opinion, the IRS private letter ruling and/or any opinion of outside counsel may be invalid and the conclusions reached therein could be jeopardized.
Notwithstanding the IRS private letter ruling and any opinion of counsel, the IRS could determine that the distribution should be treated as a taxable transaction for U.S. federal income tax purposes if it determines that any of the facts, assumptions, representations, statements or undertakings upon which the IRS private letter ruling or any opinion was based is false or has been violated, or if it disagrees with the conclusions in any such opinion. The IRS private letter ruling will not address all of the issues that are relevant to determining whether the separation, distribution and certain related transactions will be generally tax-free for U.S. federal income tax purposes, and an opinion of outside counsel or other external tax advisor represents the judgment of such counsel or advisor which is not binding on the IRS or any court. Accordingly, notwithstanding receipt of the IRS private letter ruling and the tax opinions referred to above, there can be no assurance that the IRS will not assert that the separation, distribution and/or certain related transactions do not qualify for tax-free treatment for U.S. federal income tax purposes or that a court would not sustain such a challenge. If the IRS were successful in any such challenge, WestRock, Ingevity and WestRock shareowners could be subject to significant U.S. federal income tax liability. See “— Certain Material U.S. Federal Income Tax Consequences if the Distribution is Taxable” below.
Certain Material U.S. Federal Income Tax Consequences if the Distribution Qualifies as a Transaction That is Generally Tax-Free Under Sections 355 and 368(a)(1)(D) of the Code.
Assuming the distribution, together with certain related transactions, qualifies as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code, the U.S. federal income tax consequences of the distribution generally will be as follows:
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no gain or loss will be recognized by, and no amount will be includible in the income of WestRock as a result of the distribution, other than gain or income arising in connection with certain internal restructurings undertaken in connection with the distribution and with respect to any “excess loss account” or “intercompany transaction” required to be taken into account by WestRock under U.S. Treasury regulations relating to consolidated federal income tax returns;

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no gain or loss will be recognized by (and no amount will be included in the income of) U.S. holders of WestRock common stock, upon the receipt of shares of Ingevity common stock in the distribution, except with respect to any cash received in lieu of fractional shares of Ingevity common stock (as described below);

•
the aggregate tax basis of the WestRock common stock and the Ingevity common stock received in the distribution (including any fractional share interest in Ingevity common stock for which cash is received) in the hands of each U.S. holder of WestRock common stock immediately after the distribution will equal the aggregate basis of WestRock common stock held by the U.S. holder immediately before the distribution, allocated between the WestRock common stock and the Ingevity common stock (including any fractional share interest in Ingevity common stock for which cash is received) in proportion to the relative fair market value of each on the date of the distribution; and

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the holding period of the Ingevity common stock received in the distribution by each U.S. holder of WestRock common stock (including any fractional share interest in Ingevity common stock for which cash is received) will generally include the holding period at the time of the distribution for the WestRock common stock with respect to which the distribution is made.

A U.S. holder who receives cash in lieu of a fractional share of Ingevity common stock in the distribution will be treated as having sold such fractional share for cash, and will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and such U.S. holder’s adjusted tax basis in such fractional share. Such gain or loss will be long-term capital gain or loss if the U.S. holder’s holding period for its WestRock common stock exceeds one year at the time of the distribution.
If a U.S. holder of WestRock common stock holds different blocks of WestRock common stock (generally shares of WestRock common stock acquired on different dates or at different prices), such holder should consult its tax advisor regarding the determination of the basis and holding period of shares of Ingevity common stock received in the distribution in respect of particular blocks of WestRock common stock.
Certain Material U.S. Federal Income Tax Consequences if the Distribution is Taxable.
As discussed above, notwithstanding receipt by WestRock of an opinion of counsel, the IRS could assert that the distribution does not qualify for tax-free treatment for U.S. federal income tax purposes. If the IRS were successful in taking this position, the consequences described above would not apply and WestRock, Ingevity and WestRock shareowners could be subject to significant U.S. federal income tax liability. In addition, certain events that may or may not be within the control of WestRock or Ingevity could cause the distribution and/or certain related transactions not to qualify for tax-free treatment for U.S. federal income tax purposes. Depending on the circumstances, Ingevity may be required to indemnify WestRock for taxes (and certain related losses) resulting from the distribution and/or certain related transactions not qualifying as tax-free for U.S. federal income tax purposes.
If the distribution fails to qualify as a tax-free transaction for U.S. federal income tax purposes, in general, WestRock would recognize taxable gain as if it had sold the Ingevity common stock in a taxable sale for its fair market value (unless WestRock and Ingevity jointly make an election under Section 336(e) of the Code with respect to the distribution, in which case, in general, (i) the WestRock group would recognize taxable gain as if Ingevity had sold all of its assets in a taxable sale in exchange for an amount equal to the fair market value of the Ingevity common stock and the assumption of all of Ingevity liabilities and (ii) Ingevity would obtain a related step up in the basis of its assets) and WestRock shareowners who receive shares of Ingevity common stock in the distribution would be subject to tax as if they had received a taxable distribution equal to the fair market value of such shares.
Even if the distribution, together with certain related transactions, were to otherwise qualify as tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code, WestRock could still realize taxable gain under Section 355(e) of the Code if the distribution were later deemed to be part of a plan (or series of related transactions) pursuant to which one or more persons acquire, directly or indirectly, shares representing a 50% or greater interest (by vote or value) in WestRock or Ingevity, taking into account the stock indirectly acquired by Rock-Tenn stockholders in the Merger. For this purpose, any acquisitions of WestRock or Ingevity shares within the period beginning two years before the distribution and ending two years after the distribution, including the acquisition of such shares pursuant to the Merger, are presumed to be part of such a plan, although WestRock or Ingevity may be able to rebut that presumption.
In connection with the distribution, WestRock and Ingevity will enter into a tax matters agreement pursuant to which Ingevity will be responsible for certain liabilities and obligations following the distribution. In general, under the terms of the tax matters agreement, if the distribution and/or certain related transactions were to fail to qualify as a transaction that is generally tax-free, for U.S. federal income tax purposes, under Sections 355 and 368(a)(1)(D) of the Code (including as a result of Section 355(e) of the Code) and if such failure were the result of actions taken after the distribution by WestRock or Ingevity, the party responsible for such failure will be responsible for all taxes imposed on WestRock and Ingevity to the extent such taxes result from such actions. However, if such failure were the result of any acquisition of Ingevity shares or assets, or of any of Ingevity’s representations, statements or undertakings being incorrect, incomplete or breached, Ingevity generally would be responsible for all taxes imposed as a result of such acquisition or breach. For a discussion of the tax matters agreement, see “Certain Relationships and Related Person Transactions — The Tax Matters Agreement.” The indemnification obligations of

Ingevity to WestRock under the tax matters agreement are not expected to be limited in amount or subject to any cap. If Ingevity is required to pay any taxes or indemnify WestRock and its subsidiaries and their respective officers and directors under the circumstances set forth in the tax matters agreement, Ingevity may be subject to substantial liabilities.
Backup Withholding and Information Reporting.
Payments of cash to U.S. holders of WestRock common stock in lieu of fractional shares of Ingevity common stock may be subject to information reporting and backup withholding (currently, at a rate of 28%), unless such U.S. holder delivers a properly completed IRS Form W-9 certifying such U.S. holder’s correct taxpayer identification number and certain other information, or otherwise establishes an exemption from backup withholding. Backup withholding is not an additional tax. Any amounts withheld under the backup withholding rules may be refunded or credited against a U.S. holder’s U.S. federal income tax liability provided that the required information is timely furnished to the IRS.
THE FOREGOING DISCUSSION IS A SUMMARY OF CERTAIN MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES OF THE DISTRIBUTION UNDER CURRENT LAW AND IS FOR GENERAL INFORMATION ONLY. ALL HOLDERS SHOULD CONSULT THEIR OWN TAX ADVISORS AS TO THE PARTICULAR TAX CONSEQUENCES OF THE DISTRIBUTION TO THEM, INCLUDING THE APPLICATION AND EFFECT OF U.S. FEDERAL, STATE, LOCAL AND FOREIGN TAX LAWS.

DESCRIPTION OF MATERIAL INDEBTEDNESS
From and after the separation, each of Ingevity and WestRock Company will generally, pursuant to the separation and distribution agreement and other agreements we will enter into with WestRock or its subsidiaries, be responsible for the debts, liabilities and obligations related to the businesses it owns and operates following completion of the spin-off. See “Certain Relationships and Related Person Transactions — Agreements with WestRock.”
Revolving Credit and Term Loan Facilities
In connection with the spin-off, we have entered into a credit agreement governing a senior secured multi-currency revolving credit facility (the “Revolving Credit Facility”), which provides for maximum borrowings of  $400 million for Ingevity, with a €100 million subfacility for a Belgian subsidiary borrower of Ingevity (the “Belgian Borrower”) subject to certain additional conditions on the initial funding date. The Revolving Credit Facility allows for borrowings in U.S. dollars, euros and Japanese yen, with certain sub-limits. The Revolving Credit Facility has a letter of credit sub-limit of  $75 million and a swingline facility sub-limit of approximately $40 million. The Revolving Credit Facility will be available, subject to certain customary conditions, on and after the initial funding date for working capital and other general corporate purposes, and is expected to be drawn up to $225 million at closing.
lngevity has also entered into a senior secured term loan facility (the “Term Loan Facility” and together with the Revolving Credit Facility, the “Facilities”) of  $300 million, the proceeds of which, together with the funding date draw under the Revolving Credit Facility, we expect will be used to pay a dividend, distribution or other cash transfer of up to $500 million to WestRock or one of its subsidiaries prior to the consummation of the spin-off and to pay fees and expenses associated with the Facilities and the spin-off. The term loan will be funded subject to certain additional conditions on the funding date. We do not expect the financing transactions we have entered or will enter into in connection with the spin-off, including the payment of the dividend, distribution or other cash transfer to WestRock, to impact our cash flow requirements for 2016. We expect our operating free cash flows combined with cash on hand to be sufficient to meet our working capital needs.
The Facilities are documented in a credit agreement, dated March 7, 2016, which allows funding up to 10 business days prior to or substantially concurrently with the spin-off. Such credit agreement is included with this filing as Exhibit 10.8. The Facilities have the terms described below, qualified in their entirety by reference to the actual terms of the credit agreement.
Maturity; Amortization and Prepayments
The Facilities mature on the five-year anniversary of the initial funding date of the Facilities. The Term Loan Facility amortizes at a rate equal to 0% per annum during the first year after the funding date, 5% per annum during the second and third years after the funding date and 10% per annum during the fourth and fifth years after the funding date, with the balance due at maturity. The Term Loan Facility will require the proceeds of certain asset sales and casualty events to be applied to prepay the loans under the Term Loan Facility, subject to certain thresholds, exceptions and reinvestment rights.
Guarantees; Security
All domestic obligations of Ingevity under the Facilities will be unconditionally guaranteed by, subject to certain exceptions, each of its existing and future direct and indirect domestic subsidiaries. In addition, the obligations of the Belgian Borrower under the Revolving Credit Facility will be guaranteed by Ingevity’s existing and future direct and indirect subsidiaries organized in Belgium and by Ingevity and its existing and future direct and indirect domestic subsidiaries, in each case subject to certain exceptions. The Facilities will be secured by a first priority security interest in substantially all tangible and intangible assets of Ingevity and each guarantor, subject to certain exceptions.
Interest; Fees
The interest rates per annum applicable to the loans under the Facilities are based on a fluctuating rate of interest measured by reference to, at the borrowers’ election, either (1) an adjusted London inter-bank offered rate (LIBOR) plus a borrowing margin, or (2) an alternate base rate plus a borrowing margin. The borrowing margin for the Facilities is subject to adjustment based on Ingevity’s consolidated total leverage ratio, and is between 1.25% and 2.00% in the case of LIBOR loans and between 0.25% and 1.00% in the case of base rate loans.
Customary fees will be payable in respect of both Facilities. The Revolving Credit Facility fees will include (i) commitment fees, based on a percentage of the daily unused portions of the facility ranging from 0.15% to 0.30%, and (ii) customary letter of credit fees.
Representations and Warranties; Covenants
The Facilities contain various representations and warranties and restrictive covenants that, among other things and subject to specified exceptions, restrict the ability of Ingevity and its restricted subsidiaries to incur indebtedness (including guarantees), grant liens, make investments, make dividends or distributions with respect to capital stock, make prepayments on other indebtedness, engage in mergers or change the nature of their business. In addition, the Facilities include financial covenants requiring Ingevity to maintain on a consolidated basis, as of the end of each fiscal quarter, a maximum total leverage ratio of 3.75 to 1.00, which may be increased to 4.25 to 1.00 under certain circumstances and a minimum interest coverage ratio of 3.00 to 1.00, in each case, as of the first fiscal quarter ending after the funding date.
The Facilities contain certain affirmative covenants, including reporting requirements such as delivery of financial statements, certificates and notices of certain events, maintaining insurance, and providing additional guarantees and collateral in certain circumstances.
Events of Default
The Facilities include customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, cross default to certain other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of guarantees or security interests, material judgments and change of control.

DESCRIPTION OF CAPITAL STOCK
Ingevity’s certificate of incorporation and bylaws will be amended and restated prior to the separation. The following is a summary of the material terms of Ingevity’s capital stock that will be contained in the amended and restated certificate of incorporation and amended and restated bylaws. The summaries and descriptions below do not purport to be complete statements of the relevant provisions of the certificate of incorporation or of the bylaws to be in effect at the time of the distribution, which you must read for complete information on Ingevity’s capital stock as of the time of the distribution. The amended and restated certificate of incorporation and amended and restated bylaws, each in a form expected to be in effect at the time of the distribution, are included as exhibits to Ingevity’s registration statement on Form 10, of which this information statement forms a part. Ingevity will include its amended and restated certificate of incorporation and amended and restated bylaws, as in effect at the time of the distribution, in a Current Report on Form 8-K filed with the SEC. The summaries and descriptions below do not purport to be complete statements of the DGCL.
General
Prior to the distribution, our board of directors and WestRock, as our sole stockholder, will approve and adopt our amended and restated certificate of incorporation and amended and restated bylaws. Under our amended and restated certificate of incorporation, authorized capital stock will consist of  [•] million shares of our common stock, par value $0.01 per share, and [•] million shares of our preferred stock, par value $0.01 per share.
Common Stock
We estimate that approximately [•] shares of our common stock will be issued and outstanding immediately after the separation, based on the number of shares of WestRock common stock that we expect will be outstanding as of the record date. The actual number of shares of our common stock outstanding following the separation will be determined on [•], 2016, the record date.
Dividend Rights.   Subject to the rights, if any, of the holders of any outstanding series of our preferred stock, holders of our common stock will be entitled to receive dividends out of any of our funds legally available when, as and if declared by our board of directors.
Voting Rights.   Each holder of our common stock is entitled to one vote per share on all matters on which stockholders are generally entitled to vote. Our amended and restated certificate of incorporation does not provide for cumulative voting in the election of directors.
Liquidation.   If we liquidate, dissolve or wind up our affairs, holders of our common stock are entitled to share proportionately in the assets of Ingevity available for distribution to stockholders, subject to the rights, if any, of the holders of any outstanding series of our preferred stock.
Other Rights.   All of our outstanding shares of common stock are fully paid and nonassessable, and the shares of common stock we will issue in connection with the distribution also will be fully paid and nonassessable. The holders of our common stock have no preemptive rights and no rights to convert their common stock into any other securities, and our common stock is not subject to any redemption or sinking fund provisions.
Preferred Stock
Under our amended and restated certificate of incorporation and subject to the limitations prescribed by law, our board of directors may issue our preferred stock in one or more series, and may establish from time to time the number of shares to be included in such series and may fix the designation, powers, privileges, preferences and relative participating, optional or other rights, if any, of the shares of each such series and any qualifications, limitations or restrictions thereof. See “— Anti-Takeover Effects of Various Provisions of Delaware Law and Ingevity’s Certificate of Incorporation and Bylaws.”
Our preferred stock will, if issued, be fully paid and nonassessable. When and if we issue preferred stock, we will establish the applicable preemptive rights, dividend rights, voting rights, conversion privileges, redemption rights, sinking fund rights, rights upon voluntary or involuntary liquidation, dissolution or winding up and any other relative rights, preferences and limitations for the particular preferred stock series.

Anti-Takeover Effects of Various Provisions of Delaware Law and Ingevity’s Certificate of Incorporation
and Bylaws
Provisions of the DGCL and Ingevity’s amended and restated certificate of incorporation and amended and restated bylaws could make it more difficult to acquire Ingevity by means of a tender offer, a proxy contest or otherwise, or to remove incumbent officers and directors. These provisions, including those summarized below, may discourage certain types of coercive takeover practices and takeover bids that Ingevity’s board of directors may consider inadequate and to encourage persons seeking to acquire control of Ingevity to first negotiate with Ingevity’s board of directors. Ingevity believes that the benefits of increased protection of its ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure it outweigh the disadvantages of discouraging takeover or acquisition proposals because, among other things, negotiation of these proposals could result in an improvement of their terms.
Delaware Anti-Takeover Statute.   Ingevity will be subject to Section 203 of the DGCL, an anti-takeover statute. In general, Section 203 of the DGCL prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time the person became an interested stockholder, unless the business combination or the acquisition of shares that resulted in a stockholder becoming an interested stockholder is approved in a prescribed manner. Generally, a “business combination” includes a merger, asset or stock sale or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who, together with affiliates and associates, owns (or within three years prior to the determination of interested stockholder status did own) 15% or more of a corporation’s voting stock. The existence of this provision would be expected to have an anti-takeover effect with respect to transactions not approved in advance by Ingevity’s board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by Ingevity’s stockholders.
Classified Board.   Upon completion of the separation, Ingevity’s board of directors will initially be divided into three classes, with Class I comprised of two directors, Class II comprised of two directors and Class III comprised of three directors. The directors designated as Class I directors will have terms expiring at the first annual meeting of stockholders following the distribution, which Ingevity expects to hold in 2017. The directors designated as Class II directors will have terms expiring at the following year’s annual meeting of stockholders, which Ingevity expects to hold in 2018, and the directors designated as Class III directors will have terms expiring at the following year’s annual meeting of stockholders, which Ingevity expects to hold in 2019. Commencing with the first annual meeting of stockholders following the distribution, directors elected to succeed those directors whose terms then expire shall be elected for a term of office to expire at the 2019 annual meeting of stockholders. Beginning at the 2019 annual meeting, all of our directors will stand for election each year for annual terms, and our board will therefore no longer be divided into three classes.
At any meeting of stockholders for the election of directors at which a quorum is present, the election will be determined by a majority of the votes cast by the stockholders entitled to vote in the election, with directors not receiving a majority of the votes cast required to tender their resignations for consideration by the board, except that in the case of a contested election, the election will be determined by a plurality of the votes cast by the stockholders entitled to vote in the election. Before Ingevity’s board is declassified, it would take at least two elections of directors for any individual or group to gain control of Ingevity’s board. Accordingly, while the classified board is in effect, these provisions could discourage a third party from initiating a proxy contest, making a tender offer or otherwise attempting to gain control of Ingevity.
Removal.   Ingevity’s amended and restated certificate of incorporation and amended and restated bylaws will provide that (i) prior to the board being fully declassified as discussed above, stockholders may remove Ingevity’s directors only for cause, and that (ii) after the board has been fully declassified, stockholders may remove Ingevity’s directors with or without cause. Removal will require the affirmative vote of holders of a majority of Ingevity’s voting stock.
Size of Board and Vacancies.   Ingevity’s amended and restated bylaws will provide that the number of directors will be fixed exclusively by the board of directors. Any vacancies created on its board of directors resulting from any increase in the authorized number of directors or the death, resignation, retirement, disqualification, removal from office or other cause will be filled by a majority of the board of directors then in office, even if less than a quorum is present, or by a sole remaining director. Any director appointed to fill a vacancy on Ingevity’s board of directors will be appointed until the next annual meeting and until his or her successor has been elected and qualified.
Stockholder Action by Written Consent.   Ingevity’s amended and restated certificate of incorporation will expressly eliminate the right of its stockholders to act by written consent. Stockholder action may only take place at an annual or a special meeting of Ingevity stockholders.
Requirements for Advance Notification of Stockholder Nominations and Proposals.   Ingevity’s amended and restated bylaws will establish advance notice procedures with respect to stockholder proposals and nomination of candidates for election as directors other than nominations made by or at the direction of its board of directors or a committee of its board of directors.
No Cumulative Voting.   The DGCL provides that stockholders are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. Ingevity’s amended and restated certificate of incorporation will not provide for cumulative voting.
Undesignated Preferred Stock.   The authority that Ingevity’s board of directors will possess to issue preferred stock could potentially be used to discourage attempts by third parties to obtain control of Ingevity through a merger, tender offer, proxy contest or otherwise by making such attempts more difficult or more costly. Ingevity’s board of directors may be able to issue preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of common stock.
Amendments to Bylaws.   Ingevity’s amended and restated bylaws will provide that certain bylaw provisions may only be amended by Ingevity’s board of directors or by the affirmative vote of holders of 75% of Ingevity’s voting stock then outstanding.
Amendments to Charter.   Ingevity’s amended and restated certificate of incorporation will provide that certain of its provisions may only be amended by the affirmative vote of holders of 75% of Ingevity’s voting stock then outstanding.
Stock Exchange Listing
We intend to apply for authorization to list Ingevity common stock on the NYSE under the ticker symbol “NGVT”.
Limitation on Liability of Directors and Indemnification of Directors and Officers
Elimination of Liability of Directors.   The DGCL authorizes corporations to limit or eliminate the personal liability of directors to corporations and their stockholders for monetary damages for breaches of directors’ fiduciary duties as directors, and Ingevity’s amended and restated certificate of incorporation will include such an exculpation provision. Ingevity’s amended and restated certificate of incorporation will provide that, to the fullest extent permitted by the DGCL, no director will be personally liable to us or to our stockholders for monetary damages for breach of fiduciary duty as a director. While Ingevity’s amended and restated certificate of incorporation will provide directors with protection from awards for monetary damages for breaches of their duty of care, it will not eliminate this duty. Accordingly, Ingevity’s amended and restated certificate of incorporation will have no effect on the availability of equitable remedies such as an injunction or rescission based on a director’s breach of his or her duty of care. The provisions of Ingevity’s amended and restated certificate of incorporation described above apply to an officer of Ingevity only if he or she is a director of Ingevity and is acting in his or her capacity as director, and do not apply to officers of Ingevity who are not directors.
Indemnification of Directors, Officers and Employees.   Our amended and restated bylaws will require us to indemnify any person who was or is a party or is threatened to be made a party to, or was otherwise involved in, a legal proceeding by reason of the fact that he or she is or was a director, officer or employee of Ingevity or, while a director, officer or employee of Ingevity, is or was serving at our request in a fiduciary capacity with another enterprise (including any corporation, partnership, limited liability company, joint venture, trust, association or other unincorporated organization or other entity and any employee benefit plan, to the fullest extent authorized by the DGCL, as it exists or may be amended, against all expense, liability and loss (including attorneys’ fees, judgments, fines, U.S. Employee Retirement

Income Security Act of 1974, as amended, excise taxes or penalties and amounts paid in settlement by or on behalf of such person) actually and reasonably incurred in connection with such service. We will be authorized under our amended and restated bylaws to carry directors’ and officers’ insurance protecting us, any director, officer or employee of ours or, against any expense, liability or loss, whether or not we would have the power to indemnify the person under the DGCL. We may, to the extent authorized from time to time, indemnify any of our agents to the fullest extent permitted with respect to directors, officers and employees in our amended and restated bylaws.
The limitation of liability and indemnification provisions in our amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of fiduciary duty. These provisions also may reduce the likelihood of derivative litigation against our directors and officers, even though such an action, if successful, might otherwise benefit us and our stockholders. In addition, your investment in our common stock may be adversely affected to the extent we pay the costs of settlement and damage awards under these indemnification provisions.
By its terms, the indemnification that will be provided for in Ingevity’s amended and restated bylaws is not exclusive of any other rights that the indemnified party may be or become entitled to under any law, agreement, vote of stockholders or directors, provisions of Ingevity’s amended and restated certificate of incorporation or amended and restated bylaws or otherwise. Any amendment, alteration or repeal of our amended and restated bylaws’ indemnification provisions is, by the terms of Ingevity’s amended and restated bylaws, prospective only and will not adversely affect the rights of any indemnity in effect at the time of any act or omission occurring prior to such amendment, alteration or repeal.
Exclusive Forum
Ingevity’s amended and restated bylaws will provide that unless Ingevity consents in writing to the selection of an alternative forum, the state courts located within the State of Delaware will be the sole and exclusive forum for any derivative action or proceeding brought on behalf of Ingevity, any action asserting a claim of breach of a fiduciary duty owed by any director or officer or other employee of Ingevity to Ingevity or Ingevity’s stockholders, any action asserting a claim against Ingevity or any director or officer or other employee of Ingevity arising pursuant to any provision of the DGCL or Ingevity’s amended and restated certificate of incorporation or amended and restated bylaws (as either may be amended from time to time), or any action asserting a claim against Ingevity or any director or officer or other employee of Ingevity governed by the internal affairs doctrine. However, if no state court within the State of Delaware has jurisdiction, the action may be brought in the federal district court for the District of Delaware.
Transfer Agent and Registrar
The registrar and transfer agent for our common stock is Wells Fargo Shareowner Services.

WHERE YOU CAN FIND MORE INFORMATION
We have filed a registration statement on Form 10 with the SEC with respect to the shares of our common stock that WestRock stockholders will receive in the distribution. This information statement is a part of that registration statement and, as allowed by SEC rules, does not include all of the information you can find in the registration statement or the exhibits to the registration statement. For additional information relating to Ingevity and the distribution, reference is made to the registration statement and the exhibits to the registration statement. Statements contained in this information statement as to the contents of any contract or document referred to are not necessarily complete and in each instance, if the contract or document is filed as an exhibit to the registration statement, we refer you to the copy of the contract or other document filed as an exhibit to the registration statement. Each such statement is qualified in all respects by reference to the applicable document.
Following the distribution, we will file annual, quarterly and special reports, proxy statements and other information with the SEC. We intend to furnish our stockholders with annual reports containing consolidated financial statements audited by an independent registered public accounting firm. The registration statement is, and any of these future filings with the SEC will be, available to the public over the Internet on the SEC’s website at www.sec.gov. You may read and copy any filed document at the SEC’s public reference rooms in Washington, D.C. at 100 F Street, N.E., Washington, D.C. 20549, at the SEC’s regional offices in New York at 233 Broadway, New York, New York 10279, and in Chicago at Citicorp Center, 500 W. Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information about the public reference rooms.
Ingevity maintains an Internet site at www.ingevity.com. Ingevity’s website and the information contained therein or connected thereto shall not be deemed to be incorporated herein, and you should not rely on any such information in making an investment decision.

INGEVITY CORPORATION

Report of Independent Registered Public Accounting Firm
To Stockholders and Board of Directors of WestRock Company:
In our opinion, the accompanying combined balance sheets and the related combined statements of operations, comprehensive income, changes in net parent investment and cash flows present fairly, in all material respects, the financial position of the Ingevity Corporation at December 31, 2015 and 2014, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2015 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
/s/ PricewaterhouseCoopers LLP
March 7, 2016, except for the subsequent event discussed in Note 17 to the combined financial statements, as to which the date is March 30, 2016.

INGEVITY CORPORATION
Combined Statements of Operations
	Years ended December 31,
In millions	2015	2014	2013
Net sales	$968	$1,041	$980
Cost of sales	687	718	685
Gross Profit	281	323	295
Selling, general and administrative expenses	114	112	103
Separation costs	17	—	—
Interest expense	21	16	13
Other (income) expense, net	(9)	(8)	(5)
Income before income taxes	138	203	184
Provision for income taxes	53	70	66
Net income	85	133	118
Less: Net income (loss) attributable to noncontrolling interests, net of taxes	5	4	(1)
Net income attributable to the company	$80	$129	$119

The accompanying notes are an integral part of these combined financial statements.

INGEVITY CORPORATION
Combined Statements of Comprehensive Income
	Years ended December 31,
In millions	2015	2014	2013
Net income	$85	$133	$118
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustment(1)	(10)	(6)	(6)
Derivative instruments:
Unrealized gain (loss), net	(1)	(1)	1
Reclassifications of deferred derivative instruments (gain) loss, included in net income(2)	1	—	—
Net unrealized gain (loss) on derivative instruments	—	(1)	1
Other comprehensive income (loss), net of tax	(10)	(7)	(5)
Comprehensive income	75	126	113
Less: Comprehensive income (loss) attributable to noncontrolling interests, net of taxes	5	4	(1)
Comprehensive income attributable to the company	$70	$122	$114

(1)
Income taxes are not provided on the equity in undistributed earnings of our foreign subsidiaries or affiliates since it is our intention that such earnings will remain invested in those affiliates permanently.

(2)
Amounts reflected in “Cost of sales” on the Combined Statements of Operations.

The accompanying notes are an integral part of these combined financial statements.

INGEVITY CORPORATION
Combined Balance Sheets
	Unaudited Pro Forma As of December 31, 2015	December 31,
In millions		2015	2014
Assets
Cash and cash equivalents	$32	$32	$20
Accounts receivable, net	96	96	108
Inventories, net	151	151	130
Prepaid and other current assets	20	20	13
Current assets	299	299	271
Property, plant and equipment, net	438	438	410
Goodwill	12	12	13
Other intangibles, net	10	10	13
Other assets	23	23	11
Total assets	$782	$782	$718
Liabilities and Equity
Accounts payable	$65	$65	$105
Accrued expenses	13	13	13
Accrued payroll and employee benefits	10	10	18
Notes payable	9	9	3
Cash distribution to parent	400	—	—
Current liabilities	497	97	139
Capital lease obligations	80	80	86
Deferred income taxes	76	76	67
Other liabilities	7	7	6
Total liabilities	660	260	298
Commitments and contingencies (Note 11)
Net parent investment:
Net parent investment	134	534	424
Accumulated other comprehensive loss	(17)	(17)	(7)
Total net parent investment before noncontrolling interests	117	517	417
Noncontrolling interests	5	5	3
Total net parent investment and noncontrolling interests	122	522	420
Total liabilities and net parent investment	$782	$782	$718

The accompanying notes are an integral part of these combined financial statements.

INGEVITY CORPORATION
Combined Statements of Changes in Net Parent Investment
In millions	Net Parent Investment	Accumulated other comprehensive income (loss)	Noncontrolling interests	Total
Balance at December 31, 2012	$277	$5	$12	$294
Net income	119	—	(1)	118
Other comprehensive income, net of tax	—	(5)	—	(5)
Noncontrolling interest distributions	—	—	(8)	(8)
Purchase of noncontrolling interest	—	—	(1)	(1)
Transactions with parent	(70)	—	—	(70)
Balance at December 31, 2013	$326	$—	$2	$328
Net income	129	—	4	133
Other comprehensive income, net of tax	—	(7)	—	(7)
Noncontrolling interest distributions	—	—	(3)	(3)
Transactions with parent	(31)	—	—	(31)
Balance at December 31, 2014	$424	$(7)	$3	$420
Net income	80	—	5	85
Other comprehensive income, net of tax	—	(10)	—	(10)
Noncontrolling interest distributions	—	—	(3)	(3)
Transactions with parent	30	—	—	30
Balance at December 31, 2015	$534	$(17)	$5	$522

The accompanying notes are an integral part of these combined financial statements.

INGEVITY CORPORATION
Combined Statements of Cash Flows
	Years ended December 31,
In millions	2015	2014	2013
Operating activities:
Net income	$85	$133	$118
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	35	33	33
Deferred income taxes	10	2	2
Impairment/loss on sale of assets	4	1	11
Changes in operating assets and liabilities:
Accounts receivable, net	9	(9)	(11)
Inventories, net	(25)	(29)	(20)
Prepaid and other current assets	(7)	—	2
Accounts payable	(22)	10	14
Accrued expenses	—	6	(4)
Accrued payroll and employee benefit costs	(8)	5	2
Changes in other operating assets and liabilities, net	(8)	(9)	(10)
Net cash provided by operating activities	73	143	137
Investing activities:
Capital expenditures	(102)	(101)	(63)
Proceeds from sale of subsidiary	11	—	—
Other investing activities, net	1	(1)	(1)
Net cash used in investing activities	(90)	(102)	(64)
Financing activities:
Termination of capital lease obligations	(6)	—	—
Changes in notes payable and other short-term borrowings, net	6	3	—
Purchase of noncontrolling interests	—	—	(1)
Noncontrolling interest distributions	(3)	(3)	(8)
Transactions with Parent, net	30	(31)	(70)
Net cash provided (used) in financing activities	27	(31)	(79)
Increase (decrease) in cash and cash equivalents	10	10	(6)
Effect of exchange rate changes on cash	2	(2)	2
Cash and cash equivalents
At beginning of period	20	12	16
At end of period	$32	$20	$12
Supplemental cash flow information:
Cash paid for interest	$7	$7	$7
Purchases of property, plant and equipment in accounts payable	$2	$16	$—
The accompanying notes are an integral part of these combined financial statements.

Notes to the Combined Financial Statements
Note 1:   Basis of combination and presentation
On January 8, 2015 MeadWestvaco Corporation (“MWV”) announced that its board of directors approved a plan to fully separate its Specialty Chemicals business from the rest of the company. The separation is expected to be executed by means of a tax-free spinoff of the Specialty Chemicals business to MWV stockholders. The spinoff is expected to be completed around mid-2016.
On July 1, 2015, Rock-Tenn Company (“Rock-Tenn”) and MWV completed a strategic combination of their respective businesses, forming WestRock Company (“WestRock”). The business currently conducted by WestRock is the combined businesses conducted by Rock-Tenn and MWV prior to the combination. The merger consideration was $8,287 million. In connection with the merger, Rock-Tenn stockholders received in the aggregate approximately 130.4 million shares of WestRock Common Stock and approximately $668 million in cash. At the effective time of the merger, each share of common stock of MWV issued and outstanding immediately prior to the merger was converted into the right to receive 0.78 shares of WestRock Common Stock. In the aggregate, MWV stockholders received approximately 131.2 million shares of WestRock Common Stock. Included in the merger consideration is approximately $211 million related to outstanding MWV equity awards that were replaced with WestRock equity awards with identical terms.
Basis of Presentation
These combined financial statements include all majority-owned or controlled entities of WestRock related to its Specialty Chemicals business, Ingevity (the “company”), and all significant inter-company transactions are eliminated. The company does not operate as a separate, stand-alone entity and is comprised of certain WestRock wholly owned legal entities for which the company is the sole business and components of legal entities in which the company operates in conjunction with other WestRock businesses.
For purposes of these combined financial statements, the term “WestRock” herein refers to the legacy operations of MWV, and its subsidiaries, prior to the merger with Rock-Tenn and the combined operations of Rock-Tenn and MWV subsequent to the merger. References to the company’s historical business and operations refer to the business and operations of the Specialty Chemicals business of WestRock, or prior to the merger of MWV and Rock-Tenn, MWV, that have been or will be transferred to Ingevity. The Company has elected not to apply pushdown accounting related to the merger of MWV and Rock-Tenn in these combined financial statements. As a result, the impact of the merger of MWV and Rock-Tenn and the associated accounting are not included within these combined financial statements.
The company is a manufacturer, marketer and distributor of specialty chemicals derived from sawdust and co-products of the papermaking process in North America, Europe, South America and Asia. The company’s products include performance chemicals derived from pine chemicals used in publication inks, asphalt paving and adhesives as well as in the agricultural, paper and petroleum industries. The company also produces activated carbon products used in gasoline vapor emission control systems for cars, trucks, motorcycles and boats, as well as applications for water, food, beverage and chemical purification. The company’s segments are (i) Performance Chemicals and (ii) Performance Materials.
Unaudited Pro Forma Balance Sheet
At or prior to the spinoff, the company intends to distribute an estimated $400 million to WestRock. The accompanying unaudited pro forma balance sheet as of December 31, 2015 gives effect to the $400 million expected cash distribution.
Reclassifications
Certain prior year amounts have been reclassified to conform to the current year presentation.
Note 2:   Summary of significant accounting policies
Related-party transactions:   These combined financial statements include allocated expenses associated with centralized WestRock support functions including legal, accounting, tax, treasury, internal audit, information technology, human resources and other services. The costs associated with these functions generally include all payroll and benefit costs as well as related overhead costs. These combined financial statements also include allocated costs associated with WestRock’s office facilities, corporate insurance coverage and medical, pension, post-retirement and other health plan costs attributed to the company’s employees participating in WestRock’s sponsored plans. Allocations are generally based on a number of utilization measures including employee count and proportionate effort. In situations in which determinations based on utilization are impracticable, WestRock and the company use other methods and criteria such as net sales which are believed to result in reasonable estimates of costs attributable to the company. Such allocated expenses are components of net income in the Combined Statement of Operations and are therefore included as a component of net cash provided by (or used in) operating activities in the Combined Statement of Cash Flows. All such amounts have been assumed to have been immediately settled by the company to WestRock in the period in which the costs were recorded in the combined financial statements.
The company and WestRock management believe the related-party allocations included in these combined financial statements have been made on a reasonable basis. However, these combined financial statements may not necessarily be indicative of the results of operations that would have been obtained if the company had operated as a separate entity during the periods presented. Actual costs that may have been incurred if the company had been a stand-alone business would depend on a number of factors, including organizational structure and what functions were outsourced or performed by employees, as well as strategic decisions made in areas such as information technology and infrastructure. Consequently, the company’s future earnings if operated as an independent business could include items of income and expense that are materially different from what is included in the Combined Statements of Operations. Accordingly, the combined financial statements for the periods presented are not necessarily indicative of the company’s future results of operations, financial position and cash flows.
Net parent investment:   The company’s net parent investment on the Combined Balance Sheets, which includes retained earnings, represents WestRock’s interest in the recorded net assets of the company and is presented as “Equity” in lieu of stockholders’ equity. All significant transactions between the company and WestRock have been included in the accompanying combined financial statements. Transactions with WestRock are reflected in the accompanying Combined Statements of Changes in Equity as “Transactions with WestRock” and in the accompanying Combined Balance Sheets within “Equity.” The transactions with WestRock have been considered cash receipts and payments for the purposes of the Combined Statements of Cash Flows and are reflected in financing activities in the accompanying Combined Statements of Cash Flows.
The net parent investment is affected by the company’s operating results, expense allocations from WestRock and cash transfers between the company and WestRock, including settlement of intercompany transactions and amounts paid or received related to interest and domestic income taxes, as WestRock manages all treasury and domestic tax activities of the company. Central treasury activities include the investment of surplus cash and foreign currency risk management. All WestRock funding to the company since inception has been accounted for as capital contributions from WestRock and all cash remittances from the company to WestRock have been accounted for as distributions to WestRock.
In addition, interest expense associated with WestRock’s debt has been allocated to the company based upon average net assets of the company as a percentage of average net assets plus average consolidated debt not attributable to other operations of WestRock. The company believes this method of allocating interest expense produces reasonable results because average net assets is a significant factor in determining the amount of WestRock borrowings. Interest expense allocated to the company’s Combined Statements of Operations was $13 million, $10 million and $6 million for the years ended December 31, 2015, 2014 and 2013, respectively. No WestRock corporate-level debt has been allocated to the company’s Combined Balance Sheets.
Earnings per share data has not been presented in the accompanying Combined Financial Statements because the company does not operate as a separate legal entity with its own capital structure.

Estimates and assumptions:   The preparation of these combined financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of certain assets and liabilities and, in some instances, the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.
Translation of foreign currencies:   The local currency is the functional currency for all of the company’s significant operations outside the United States (“U.S.”). The assets and liabilities of the company’s foreign subsidiaries are translated into U.S. dollars using period-end exchange rates, and adjustments resulting from these financial statement translations are included in accumulated other comprehensive income in the Combined Balance Sheets. Revenues and expenses are translated at average rates prevailing during each period.
Cash equivalents:   Highly liquid securities with an original maturity of three months or less are considered to be cash equivalents. As of December 31, 2015 and 2014, the company’s cash equivalents were primarily invested in U.S. government securities.
Accounts receivable and allowance for doubtful accounts:   Accounts receivable, net on the Combined Balance Sheets are comprised of trade receivable less allowances for doubtful accounts. Trade receivable consist of amounts owed to the company from customer sales and are recorded at the invoiced amounts when revenue is recognized and generally do not bear interest. The allowance for doubtful accounts is the company’s best estimate of the amount of probable loss in the existing accounts receivable. The company determines the allowance based on historical write-off experience, current collection trends, and external business factors such as economic factors, including regional bankruptcy rates, and political factors. Past due balances over a specified amount are reviewed individually for collectability. Account balances are charged off against the allowance when it is probable that the receivable will not be recovered. Allowance for doubtful accounts at December 31, 2015 and 2014, respectively were $0.1 million and $0.5 million.
Concentration of credit risk:   The financial instruments that potentially subject the company to concentrations of credit risk are accounts receivable. The company limits its credit risk by performing ongoing credit evaluations and, when necessary, requiring letters of credit, guarantees or collateral. The company had accounts receivable from its largest customer of  $24 million and $20 million as of December 31, 2015 and 2014, respectively. Sales to this customer, which are included in the Performance Chemicals segment, were 11 percent, 11 percent and 10 percent of total net sales for the years ended December 31, 2015, 2014 and 2013, respectively. No other customers individually accounted for greater than 10 percent of the company’s combined net sales.
Inventories, net:   Inventories are valued at the lower of cost or market. Cost is determined using the last-in, first-out method (“LIFO”) for substantially all raw materials, finished goods and production materials of U.S. manufacturing operations. Cost of all other inventories, including stores and supplies inventories and inventories of non-U.S. manufacturing operations, is determined by the first-in, first-out or average cost methods.
Property, plant and equipment:   Owned assets are recorded at cost. Also included in the cost of these assets is interest on funds borrowed during the construction period. When assets are sold, retired or disposed of, their cost and related accumulated depreciation are removed from the combined balance sheet and any resulting gain or loss is reflected in cost of sales. Repair and maintenance costs that materially add to the value of the asset or prolong its useful life are capitalized and depreciated based on the extension of the useful life; general costs of maintenance and repairs are charged to expense.
Depreciation:   The cost of plant and equipment is depreciated, utilizing the straight-line method, over the estimated useful lives of the assets, the majority of which range from 20 to 40 years for buildings and leasehold improvements and 5 to 30 years for machinery and equipment. The following table provides the detail behind the useful lives and proportion of our machinery and equipment (“M&E”) in each useful life category.

Percent of M&E Cost	Depreciable Life in Years	Types of Assets
68%	20	Production vessels and kilns, storage tanks, piping
10%	15	Control systems, instrumentation, metering equipment
9%	25 to 30	Blending equipment, storage tanks, piping, shipping equipment and platforms, safety equipment
7%	5 to 10	Production control system equipment and hardware, laboratory testing equipment
6%	40	Machinery & equipment support structures and foundations
Impairment of long-lived assets:   The company periodically evaluates whether current events or circumstances indicate that the carrying value of its long-lived assets, including intangible assets, to be held and used may not be recoverable. If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by the long-lived asset, or the appropriate grouping of assets, is compared to carrying value to determine whether impairment exists.
If an asset is determined to be impaired, the loss is measured based on quoted market prices in active markets, if available. If quoted market prices are not available, the estimate of fair value is based on various valuation techniques, including a discounted value of estimated future cash flows. The company reports an asset to be disposed of at the lower of its carrying value or its estimated net realizable value.
Goodwill and other intangible assets:   Goodwill represents the excess of cost of an acquired business over the fair value of the identifiable tangible and intangible assets acquired and liabilities assumed in a business combination. The company reviews the recorded value of goodwill at least annually at October 1, or sooner if events or changes in circumstances indicate that the fair value of a reporting unit is below its carrying value. If goodwill is required to be tested for impairment, a two-step process is utilized. The first step is to identify a potential impairment and the second step is to measure the amount of the impairment loss, if any. The second step is not necessary unless an impairment indicator is identified in step one. Goodwill is deemed to be impaired after step two if the carrying amount of a reporting unit’s goodwill exceeds its estimated fair value.
The fair value of each reporting unit is estimated primarily using an income approach, specifically the discounted cash flow method. The following assumptions are key to the company’s income approach: 1). business projections; 2). growth rates; 3). discount rates; 4). tax rates.
Other intangible assets are comprised of finite-lived intangible assets consisting primarily of brand, representing trademarks, trade names and know-how, customer contracts and relationships. Other intangible assets are amortized over their estimated useful lives which range from 5 to 20 years. See Note 7 for further information.
Capitalized software:   Capitalized software for internal use is included in other assets on the Combined Balance Sheets. Capitalized software is amortized using the straight-line over the estimated useful lives ranging from 1 to 7 years. The company records software development costs in accordance with the accounting guidance provided by the Financial Accounting Standards Board.
Environmental and legal liabilities:   Environmental expenditures that increase useful lives of assets are capitalized, while other environmental expenditures are expensed. Liabilities are recorded when remedial efforts are probable and the costs can be reasonably estimated. The company recognizes a liability for other legal contingencies when a loss is probable and reasonably estimable. Liabilities recorded for claims are limited to pending cases based on the company’s historical experience, consultation with outside counsel and consultation with an actuarial specialist concerning the feasibility of reasonably estimating liabilities associated with claims that may arise in the future. The company recognizes insurance recoveries when collection is reasonably assured. Third-party fees for legal services are expensed as incurred.
Revenue recognition:   The company recognizes revenues at the point when title and the risk of ownership passes to the customer. Substantially all of the company’s revenues are generated through product sales and shipping terms generally indicate when title and the risk of ownership have passed. Revenue is recognized at shipment for sales where shipping terms are FOB (freight on board) shipping point unless risk of loss is maintained under freight terms. For sales where shipping terms are FOB destination, revenue is recognized when the goods are received by the customer. The company provides allowances for estimated returns and other customer credits such as discounts and volume rebates, when the revenue is recognized, based on historical experience, current trends and any notification of pending returns.
Shipping and handling costs:   Shipping and handling costs are classified as a component of cost of sales. Amounts billed to a customer in a sales transaction related to shipping and handling are classified as revenue.
Research and development:   Included in selling, general and administrative expenses are expenditures for research and development of  $7 million, $8 million and $11 million for the years ended December 31, 2015, 2014 and 2013, respectively, which were expensed as incurred.
Income taxes:   As a division of WestRock, the company is not an income tax payer in the United States as its domestic results and related tax obligations, if any, are included in the tax returns of WestRock. The income tax provision included in these combined financial statements related to domestic income was calculated on a separate return basis, as if the company was a separate taxpayer and the resulting current tax receivable or liability, including any liabilities related to uncertain tax positions, was settled with WestRock through equity.
In tax jurisdictions located in Brazil and China, the operations of the company are conducted by discrete legal entities, each of which files separate tax returns. All resulting current income tax assets and liabilities are reflected in the combined balance sheets of the company.
Deferred income taxes are recorded for temporary differences between financial statement carrying amounts and the tax basis of assets and liabilities for each segment. Deferred tax assets and liabilities reflect the enacted tax rates in effect for the years the differences are expected to reverse. The company evaluates the need for a deferred tax asset valuation allowance by assessing whether it is more likely than not that it will realize its deferred tax assets in the future.
Pension and postretirement benefits:   The employees of the company are participants in various defined benefit pension and postretirement benefit plans (“the Plans”) sponsored by WestRock and the related assets and liabilities are combined with those related to other WestRock businesses. Significantly all expense was allocated in shared entities and reported within costs of sales and selling, general and administrative expenses in the Combined Statements of Operation. The company has considered the Plans to be part of a multi-employer plan with the other businesses of WestRock. The expense related to the current employees of the company as well as the expense related to retirees of the company are included in the Combined Financial Statements (see Note 11 for further information).
Share-based compensation:   The company records compensation expense from equity awards granted by WestRock for graded and cliff vesting awards on a straight-line basis over the vesting period, which is generally three years. Substantially all compensation expense related to share-based awards is recorded as a component of selling, general and administrative expenses in the Combined Statements of Operations (see Note 10 for further information).
Operating segments:   The company’s operating segments are Performance Chemicals and Performance Materials. The company’s operating segments were determined based upon the nature of the products produced, the nature of the production process, the type of customer for the products, the similarity of economic characteristics, and the manner in which management reviews results. The company’s chief operating decision maker evaluates the business at the segment level when making decisions about allocating resources and assessing performance of the company as a whole. The company evaluates sales in a format consistent with its reportable segments: (1) Performance Chemicals, which includes specialty pine-based chemical co-products derived from the kraft pulping process and (2) Performance Materials, which includes wood-based, chemically activated carbon products. Each segment operates as a portfolio of various end uses for the relevant raw material used in that segment. Business decisions are made and performance is generally measured based upon the total mix of end uses each raw material is being directed at in the segment. As a result of the breadth and diversity of these products, it is impracticable to provide revenue information by product line. For more information on the company’s operating segments see Note 15.

Note 3:   New accounting guidance
On February 25, 2016, the Financial Accounting Standards Board (FASB) issued its new lease accounting guidance in Accounting Standards Update (ASU) 2016-02 “Leases.” Under the new guidance, lessees will be required to recognize for all leases (with the exception of short-term leases) a lease liability, which is a leessee’s obligation to make lease payments arising from a lease measured on a discounted basis and a right-of-use asset, which is an asset that represents the lessee’s right to use, or control the use of, a specified asset for the lease term. The new standard is effective for the fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. We are evaluating the effect the guidance will have on our consolidated financial statements.
In November 2015, the FASB issued ASU 2015-17 “Balance Sheet Classification of Deferred Taxes”. The amendment requires deferred tax assets and liabilities, along with related valuation allowances, to be classified as non-current on the balance sheet. As a result, each tax jurisdiction will now only have one net non-current deferred tax asset or liability. The new guidance does not change the existing requirement that prohibits offsetting deferred tax liabilities from one jurisdiction against deferred tax assets of another jurisdiction. This standard is applicable for fiscal years beginning after December 15, 2016 and for interim periods within those years and early adoption is permitted. We early adopted ASU 2015-17 effective December 31, 2015 on a prospective basis. Adoption of this ASU resulted in a reclassification of our net current deferred tax asset to the net non-current deferred tax asset in our Consolidated Balance Sheet as of December 31, 2015. No prior periods were retrospectively adjusted. For more information on deferred taxes, see Note 14.
In April 2015, the FASB issued ASU 2015-03 “Interest — Imputation of Interest: Simplifying the Presentation of Debt Issuance Costs.” The amendments in this new standard require that debt issuance costs related to a recognized debt liability be presented in the balance sheet as a direct deduction from the carrying amount of that debt liability, consistent with debt discounts. The recognition and measurement guidance for debt issuance costs are not affected by the amendments in this standard. This standard is applicable for fiscal years beginning after December 15, 2015 and for interim periods within those years and early adoption is permitted. We have adopted this standard in the first quarter of 2016. This amendment will be applied on a retrospective basis. however, we do not currently have any debt issuance costs.
In February 2015, the FASB issued ASU 2015-02 “Consolidation — Amendments to the Consolidation Analysis,” which amends certain provisions of ASC 810 “Consolidation.” The amendment requires the consideration of additional criteria in (i) the analysis and determination of whether limited partnerships and similar legal entities are variable interest entities or voting interest entities and (ii) primary beneficiary determinations. The ASU also eliminates certain fees from the consolidation analysis of reporting entities that are involved with variable interest entities. The ASU is effective for annual periods, and for interim periods within those annual periods, beginning after December 15, 2015. The company adopted these provisions on January 1, 2016. The impact of adoption did not have a material effect on the company’s combined financial statements.
In May 2014, the FASB issued ASU 2014-09 which is codified in ASC 606 “Revenue from Contracts with Customers” and supersedes both the revenue recognition requirement to ASC 605 “Revenue Recognition” and most industry-specific guidance. The core principle of ASC 606 is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. To achieve that core principle, an entity should apply the five steps set forth in ASC 606. An entity must also disclose sufficient information to enable users of financial statements to understand the nature, amount, timing and uncertainty of revenue and cash flows arising from contracts with customers, including qualitative and quantitative information about contracts with customers, significant judgments and changes in judgments, and assets recognized from the costs to obtain or fulfill a contract. The ASU was scheduled to be effective for annual reporting periods, and for interim reporting periods within those annual reporting periods, beginning after December 15, 2016. However, in July 2015, the FASB voted to amend ASU 2014-09 by approving a one (1)-year deferral of the effective date. As a result, the company expects to adopt these provisions on January 1, 2018, including interim periods subsequent to the adoption date, which can be applied using a full retrospective or modified retrospective approach. The company is currently evaluating the impact of these provisions.

There were no other accounting standards issued that had or are expected to have a material impact on the company’s financial position or results of operations.
Note 4:   Fair value measurements
The following information is presented for assets and liabilities that are recorded in the Combined Balance Sheets at fair value at December 31, 2015 and 2014, measured on a recurring basis. There were no significant transfers of assets and liabilities that are recorded at fair value between Level 1 and Level 2 during 2015 and 2014.
In millions	Level 1(1)	Level 2(2)	Level 3(3)	Total
December 31, 2015
Recurring fair value measurements:
Cash equivalents	$10	$—	$—	$10
December 31, 2014
Recurring fair value measurements:
Natural gas hedge liability(a)	$—	$(2)	$—	$(2)
Cash equivalents	6	—	—	6

(1)
Quoted prices in active markets for identical assets.

(2)
Quoted prices for similar assets and liabilities in active markets.

(3)
Significant unobservable inputs.

(a)
Natural gas hedge instruments are valued using models with market inputs such as NYMEX natural gas futures contract pricing.

At December 31, 2015, the book value of capital lease obligations was $80 million and the fair value was estimated to be $89 million. The fair value of the company’s capital lease obligations is based on the period-end quoted market prices for the obligations, using Level 1 inputs.
Note 5:   Inventories
Inventories are comprised of:
	December 31,
In millions	2015	2014
Raw materials	$41	$36
Production materials, stores and supplies	11	10
Finished and in process goods	119	112
Inventories valued at current costs	171	158
Less: Excess of cost over LIFO cost	(20)	(28)
Inventories, net	$151	$130

Approximately 76 percent and 78 percent of inventories at December 31, 2015 and 2014, respectively, are valued using the LIFO method. There was no impact on pre-tax income for LIFO layer decrements for the years ended December 31, 2015, 2014 and 2013, respectively.

Note 6:   Property, plant and equipment, net
Property, plant and equipment consist of the following:
	December 31,
In millions	2015	2014
Machinery and equipment	$658	$637
Buildings and leasehold equipment	64	67
Land and land improvements	18	24
Construction in progress	143	122
Total cost	883	850
Less: accumulated depreciation	(445)	(440)
Property, plant and equipment, net(1)	$438	$410

(1)
Includes capital leases related to the company’s Wickliffe, Kentucky manufacturing facility of (a) machinery and equipment of  $13 million and $16 million, net of accumulated depreciation of  $71 million and $68 million, and (b) buildings of  $3 million and $3 million, net of accumulated depreciation of  $3 million and $3 million at December 31, 2015 and 2014, respectively. Also includes capital leases related to the company’s DeRidder, Louisiana manufacturing facility of machinery and equipment of  $19 million and $21 million, net of accumulated depreciation of  $14 million and $12 million at December 31, 2015 and 2014, respectively. Amortization expense associated with these capital leases are included within depreciation expense. The payments remaining under these capital leases obligations are included within Note 9.

Depreciation expense was $28 million, $27 million and $26 million for the years ended December 31, 2015, 2014 and 2013, respectively.
Note 7:   Goodwill and other intangible assets
The company defines its reporting units as its operating segments, and has assigned its goodwill balance to these reporting units based primarily on specific identification of goodwill acquired by reporting unit. In 2015 and 2014, the company performed impairment tests for goodwill and determined that no goodwill impairment existed and the fair value of each reporting unit substantially exceeded its carrying value.
The changes in the carrying amount of goodwill by operating segment for the years ended December 31, 2015 and 2014 are as follows:
	Operating Segments
In millions	Performance Chemicals	Performance Materials	Total
Balance, December 31, 2013	$9	$4	$13
Foreign currency translation	—	—	—
Balance, December 31, 2014	$9	$4	$13
Foreign currency translation	(1)	—	(1)
Balance, December 31, 2015	$8	$4	$12

All of the company’s other intangible assets are related to the Performance Chemicals operating segment. The following table summarizes intangible assets:
	December 31, 2015			December 31, 2014
In millions	Gross carrying amount	Accumulated amortization	Net	Gross carrying amount	Accumulated amortization	Net
Brands(1)	$14	$11	$3	$14	$10	$4
Customer contracts and relationships	28	21	7	28	19	9
Other	1	1	—	1	1	—
	$43	$33	$10	$43	$30	$13

(1)
Represents trademarks, trade names and know-how.

The company recorded intangible amortization expense of  $3 million for the years ended December 31, 2015, 2014 and 2013, respectively. Based on the current carrying values of intangible assets, estimated amortization expense for the next five years is as follows: 2016 — $3 million, 2017 — $2 million, 2018 — $2 million, 2019 — $2 million and 2020 — $1 million.
Note 8:   Allocated costs and related-party transactions
As described in the Note 2, the Combined Statements of Operations include allocations from WestRock as summarized below:
	December 31,
In millions	2015	2014	2013
Cost of sales	$10	$10	$11
Selling, general and administrative expenses	17	18	17
Interest expense	13	10	6
Total allocated cost(1)	$40	$38	$34

(1)
Allocated costs represent costs necessary to support the company’s operations which include governance and corporate functions such as information technology, accounting, human resources, accounts payable and other direct services including the interest on WestRock debt incurred to provide such services.

The company and WestRock management believe the related-party allocations included in these combined financial statements have been made on a reasonable basis. However, these combined financial statements may not necessarily be indicative of the results of operations that would have been obtained if the company had operated as a separate entity during the periods presented. Actual costs that may have been incurred if the company had been a stand-alone business would depend on a number of factors, including organizational structure and what functions were outsourced or performed by employees, as well as strategic decisions made in areas such as information technology and infrastructure. Management of the Company has determined it is not practicable to determine these stand-alone costs for the periods presented. Consequently, the company’s future earnings if operated as an independent business could include items of income and expense that are materially different from what is included in these combined statements of income. Accordingly, the Combined Financial Statements for the periods presented are not necessarily indicative of the company’s future results of operations, financial position and cash flows.
The company purchases certain raw materials from WestRock that are included in cost of sales. Total purchases for the years ended December 31, 2015, 2014 and 2013 were $35 million, $22 million and $21 million, respectively.

Note 9:   Commitments and contingencies
Lease commitments
The company leases a variety of assets for use in its operations. Leases for administrative offices, manufacturing plants and storage facilities generally contain options, which allow the company to extend lease terms for periods up to 25 years or to purchase the properties. Certain leases provide for escalation of the lease payments as maintenance costs and taxes increase.
Minimum rental payments pursuant to agreements as of December 31, 2015 under operating leases that have non-cancelable lease terms in excess of 12 months and under capital leases are as follows:
In millions	Operating leases	Capital leases
2016	$10	$6
2017	8	6
2018	6	6
2019	4	6
2020	3	6
Later years	2	120
Minimum lease payments	$33	150
Less: amount representing interest		(70)
Capital lease obligations		$80

Rental expense pursuant to operating leases was $16 million, $16 million and $14 million for the years ended December 31, 2015, 2014 and 2013, respectively.
Capital leases
The capital lease obligations consist of  $80 million and $86 million at December 31, 2015 and 2014, respectively owed to the city of Wickliffe, KY, associated with the company’s Performance Materials site. During the fourth quarter of 2015 we repaid $6 million in capital lease obligation which were prepayable at the company’s option. The $80 million principal payment on the remaining capital lease obligation is due at maturity in 2027. The interest rate on the $80 million capital lease obligation is 7.67%. Interest payments are payable semi-annually.
We have a $28 million capital lease obligation due in 2017, for certain assets located at the company’s Performance Chemicals, DeRidder, Louisiana site. The lease is with the Industrial Development Board of the City of DeRidder Louisiana (“City”). The City financed the acquisition of these assets by issuing a series of industrial development revenue bonds. The bonds were purchased by the company and the obligations under the capital lease remain with the company. Accordingly, we offset the capital lease obligation and bonds on our Combined Balance Sheets. The leased assets are presented within property, plant and equipment on the Combined Balance Sheets, see Note 6 for more information.
Legal Proceedings
We are, from time to time, involved in routine litigation incidental to our operations. None of the litigation in which we are currently involved, individually or in the aggregate, is material to our combined financial condition, liquidity or results of operations nor are we aware of any material pending or contemplated proceedings.
Note 10:   Share-based compensation
Total pre-tax share-based compensation expense included in the company’s combined statements of operations was $2 million for the year ended December 31, 2015 and $1 million for the years ended December 31, 2014 and 2013, respectively.

Certain employees of the company participate in WestRock’s 2005 Performance Incentive Plan, as amended and restated (the “Plan”). There were an aggregate of 33 million shares reserved under the Plan for the granting of stock options, stock appreciation rights (“SARs”), restricted stock and restricted stock units. At December 31, 2015, there were approximately 6 million shares available for grant under this plan.
The vesting of awards granted may be conditioned upon either a specified period of time or the attainment of specific performance goals as determined by the plan.
In March 2014, MWV paid a special dividend of  $1.00 per share and pursuant to existing anti-dilution provisions in MWV’s equity plans, the number of outstanding stock options and SARs as well as the exercise prices were modified. The objective of the modification was to maintain the fair value of these equity awards subsequent to the special dividend. There was no incremental compensation expense recorded as a result of these modifications.
Stock options and stock appreciation rights
Stock options and SARs become exercisable in one-third increments on each anniversary of the award date and are fully exercisable after the third anniversary and expire no later than 10 years from the date of grant. The exercise price of all stock options equals the market price of the company’s stock on the date of grant.
The fair value of stock option and SAR awards is determined using a lattice-based option valuation model. Lattice-based option valuation models utilize ranges of assumptions over the expected term of the options and SARs. Expected volatilities are based on the historical and implied volatility of WestRock’s stock. The company and WestRock use historical data to estimate option and SAR exercises and employee terminations within the valuation model. The expected term of options and SARs granted is derived from the output of the valuation model and represents the period of time that options and SARs granted are expected to be outstanding. The risk-free rate for the period within the contractual life of the option is based on the U.S. Treasury yield curve in effect at the time of the grant. The company and WestRock measure compensation expense related to the SARs at the end of each period.
Changes in the fair value of options (in the event of an award modification) and SARs are reflected as an adjustment to compensation expense in the periods in which the changes occur.
A summary of the assumptions is as follows:
Lattice-based option valuation assumptions	2015	2014	2013
Weighted-average fair value of stock options granted during the period	29.4	9.8	8.7
Weighted-average fair value of SARs granted during the period	—	—	—
Expected dividend yield for stock options	2.40%	2.79%	2.91%
Expected dividend yield for SARs	0.00%	0.00%	0.00%
Expected volatility	23.50%	32.00%	32.00%
Average risk-free interest rate for stock options	1.30%	1.57%	0.94%
Average risk-free interest rate for SARs	0.00%	0.00%	0.00%
Average expected term for stock options and SARs (in years)	3.7	7.2	6.9

The following table summarizes stock option and SAR activity:
Shares in thousands	Options	Weighted average exercise price	SARs	Weighted average exercise price	Weighted average remaining contractual term	Aggregate intrinsic value (in millions)
Outstanding at December 31, 2012	309	$22.57	7	$28.76		$3
Granted	26	34.34	—	—
Exercised	(133)	18.39	(3)	29.33		2
Canceled	(1)	27.39	—	—
Outstanding at December 31, 2013	201	26.85	4	28.40		2
Granted	18	35.89	—	—
Exercised	(70)	25.84	(1)	27.33		1
Canceled	(1)	27.95	—	—
Adjustment due to special dividend	5	n/a	—	n/a
Outstanding at December 31, 2014	153	27.55	3	32.43		3
Granted	14	54.76	—	—
Exercised	(47)	25.26	(2)	32.22
Cancelled	—	—	—	—
Outstanding at December 31, 2015	120	37.92	1	35.04	6.6 years	1
Exercisable at December 31, 2015	100	35.81	1	35.04	6.4 years	1
Exercisable at December 31, 2014	80	24.45	2	31.55	6.5 years	2
At December 31, 2015, unrecognized pre-tax compensation cost related to nonvested stock options and SARs was not significant. Pre-tax compensation expense for stock options and SARs and the tax benefit associated with this expense for the years ended December 31, 2015, 2014 and 2013 were not significant.

Restricted stock units
A restricted stock unit is the right to receive a share of WestRock stock. Employee restricted stock units vest over a three to five-year period. Awards granted in 2015, 2014 and 2013 consisted of both service-based restricted stock units and performance-based restricted stock units. Under the employee plans, the grantee of the restricted stock units is entitled to receive dividends, but will forfeit the accrued stock and accrued dividends if the individual holder separates from WestRock during the vesting period or if predetermined goals are not accomplished. The fair value of each restricted stock unit is the closing market price of the WestRock’s stock on the date of grant, and the compensation expense is charged to operations over the vesting period.
The following table summarizes restricted stock unit activity:
Shares in thousands	Shares	Average grant date fair market value
Outstanding at December 31, 2012	59	$25.18
Granted	34	34.34
Forfeited	(1)	29.43
Released	(12)	21.43
Net adjustment for performance-based units	(29)	26.97
Outstanding at December 31, 2013	51	31.07
Granted	36	35.89
Forfeited	(1)	34.24
Released	(10)	27.90
Net adjustment for performance-based units	8	28.65
Outstanding at December 31, 2014	84	33.21
Granted	33	61.58
Forfeited	—	—
Released	(21)	50.96
Outstanding at December 31, 2015	96	$61.62

At December 31, 2015, there was approximately $1 million of unrecognized pre-tax compensation cost related to non-vested restricted stock units, which is expected to be recognized over a weighted-average period of one year. Pre-tax compensation expense for restricted stock units was $1 million for the years ended December 31, 2015 and December 31, 2014 and was not significant for the year ended December 31, 2013. The tax benefit associated with this expense for the years ended December 31, 2015, 2014 and 2013 was not significant.
Note 11:   Pension and post-retirement benefits
WestRock offers various long-term benefits to its employees. Where permitted by applicable law, WestRock reserves the right to change, modify or discontinue the Plans.
WestRock offers plans that are shared amongst its businesses, including the company. In these cases, the participation of employees in these plans is reflected in the combined financial statements as though the company participates in a multi-employer plan with the other businesses of WestRock. Assets and liabilities of such plans are retained by WestRock. Further information on the WestRock plan is discussed in WestRock’s Annual Report on Form 10-K for the year ended September 30, 2015.
Pension costs recorded by the company for the years ended December 31, 2015, 2014 and 2013 were $8 million, $5 million and $5 million, respectively.

Note 12:   Business separation
In connection with the separation and distribution of the company from WestRock as further described in Note 1, the company has incurred $17 million of pre-tax separation costs during the year ended December 31, 2015. These costs were primarily related to professional fees associated with separation activities within the finance, tax and legal functions. No such charges were incurred during the years ended December 31, 2014 and 2013, respectively.
Note 13:   Other (income) expense, net
Components of other (income) expense, net are as follows:
	Years ended December 31,
In millions	2015	2014	2013
Foreign currency exchange losses (income)	$1	$1	$—
Royalty and sundry income(1)	(2)	(4)	(2)
Restructuring and other (income) charges, net(2)	(8)	(5)	(3)
Other (income) expense, net	$(9)	$(8)	$(5)

(1)
Primarily represents royalty income for technology licensing.

(2)
See below for more information regarding the company’s restructuring and other (income) charges, net.

Restructuring and other (income) charges, net
We continually perform strategic reviews and assess the return on the company’s operations which sometimes results in a plan to restructure the business. The cost and benefit of these strategic restructuring initiatives are recorded as restructuring and other (income) charge, net recorded within Other (income) expense, net on our Combined Statement of Operations. These costs are excluded from our operating segment results.
We record an accrual for severance and other non-recurring costs under the provisions of the relevant accounting guidance. Additionally, in some restructuring plans write-downs of long-lived assets may occur. Two types of assets are impacted: assets to be disposed of by sale and assets to be abandoned. Assets to be disposed of by sale are measured at the lower of carrying amount or estimated net proceeds from the sale. Assets to be abandoned with no remaining future service potential are written down to amounts expected to be recovered. The useful life of assets to be abandoned that have a remaining future service potential are adjusted and depreciation is recorded over the adjusted useful life. The table below provides detail of the restructuring and other (income) charges incurred.
	Years ended December 31,
In millions	2015	2014	2013
Restructuring and other (income) charges, net
Gain on sale of assets and businesses	$(12)	$(5)	$—
Insurance and legal settlements	—	—	(13)
Asset write-downs	4	—	10
Total restructuring and other (income) charges, net	$(8)	$(5)	$(3)

2015 activities
During 2015, the company sold its 60 percent interest in a subsidiary in China for cash proceeds of  $11 million and recorded a gain on the sale of the subsidiary of  $11 million. Prior to its sale this subsidiary operated under the company’s Performance Materials operating segment. Additionally, the company recognized income of  $1 million associated with the sale of its Performance Materials’ air purification business from 2014.

As part of a plan that was implemented to restructure a portion of the company’s operations, we recorded an impairment of  $4 million to write down inventory and property, plant and equipment associated with certain manufacturing operations of the company’s Performance Chemicals segment.
2014 activities
The company made a strategic decision to sell its Performance Materials’ air purification business. During 2014, the company sold the net working capital and associated customer list related to the air purification business and recorded a $5 million gain on sale.
2013 activities
During 2013, the company incurred pre-tax charges of  $10 million ($6 million attributable to the company and $4 million associated with noncontrolling interests) in connection with certain asset write-downs at one of the company’s Performance Materials’ foreign manufacturing locations.
The company’s Performance Chemical operating segment benefited from favorable non-recurring insurance and legal settlements during 2013.
Note 14:   Income Taxes
Earnings from continuing operations before income taxes are comprised of the following:
	Years ended December 31,
In millions	2015	2014	2013
U.S. Earnings	$146	$202	$185
Foreign Earnings	(8)	1	(1)
	$138	$203	$184

The significant components of the income tax provision are as follows:
	Years ended December 31,
In millions	2015	2014	2013
Current
U.S. federal	$35	$59	$54
State and local	5	8	7
Foreign	3	1	3
	43	68	64
Deferred
U.S. federal	8	2	2
State and local	2	—	—
Foreign	—	—	—
Provision for deferred income taxes	10	2	2
Income tax deferral attributable to continuing operations	$53	$70	$66

The company recorded zero, $(1) million and $1 million of deferred tax (benefit) expense in components of other comprehensive income during the years ended December 31, 2015, 2014 and 2013, respectively.

The following table summarizes the major differences between taxes computed at the U.S. federal statutory rate and the actual income tax provision attributable to operations:
	Years ended December 31,
In millions	2015	2014	2013
Income tax provision computed at the U.S. federal statutory rate of 35 percent	$49	$71	$64
State and local income taxes, net of federal benefit	5	5	4
Foreign income tax rate differential	—	—	—
Changes in valuation allowance	1	1	3
IRC Section 199 deduction	(3)	(6)	(4)
Noncontrolling interest in consolidated partnership	(2)	(1)	(1)
Nondeductible expenses & other adjustments	3	—	—
Income tax provision attributable to continuing operations	$53	$70	$66
Effective tax rate attributable to continuing operations	38%	35%	36%

The current and non-current deferred tax assets and liabilities are as follows:
	December 31,
In millions	2015	2014
Deferred tax assets:
Accounts receivable	$—	$1
Accrued restructuring	2	3
Employee benefits	3	3
Intangibles	3	3
Investment in partnership	—	1
Net operating losses	5	1
Other	1	2
Deferred tax assets	14	14
Valuation allowance	(7)	(5)
Total net deferred tax assets	$7	$9
Deferred tax liabilities:
Fixed assets	$(82)	$(72)
Inventory	(1)	(2)
Total deferred tax liabilities	$(83)	$(74)
Net deferred tax liability	$(76)	$(65)
Included in the combined balance sheets:
Current net deferred tax asset	$—	$1
Non-current net deferred tax asset	—	1
Non-current net deferred tax liability	(76)	(67)
Net deferred liability	$(76)	$(65)

The company has foreign tax net operating loss carry-forwards which are available to reduce future taxable income in these jurisdictions. The company’s valuation allowance against deferred tax assets relates to certain foreign jurisdictions, which include net operating losses.

At December 31, 2015 and 2014, no deferred income taxes have been provided for the company’s share of undistributed net earnings of foreign operations due to management’s intent to reinvest such amounts indefinitely. The determination of the amount of such unrecognized tax liability is not practicable because of the complexities with its hypothetical calculation. Those cumulative earnings, including foreign currency translation adjustments, totaled $(3) million and $6 million for the years ended December 31, 2015 and 2014, respectively.
The company has operations in multiple areas of the world and is subject, at times, to tax audits in these jurisdictions. These tax audits by their nature are complex and can require several years to resolve. The final resolution of any such tax audits could result in either a reduction in the company’s accruals or an increase in its income tax provision, both of which could have an impact on the results of operations in any given period. With a few exceptions, MWV is no longer subject to U.S. federal, state and local or foreign income tax examinations by tax authorities that would relate to the company for years prior to 2011. During 2013, MWV settled audits with the Internal Revenue Service for tax years 2009-2010. It is anticipated that audits in certain foreign jurisdictions and certain domestic states will be completed in 2016 or thereafter.
The company applies the provisions of ASC 740 as it relates to uncertain tax positions. This interpretation prescribes a comprehensive model for how a company should recognize, measure, present and disclose in its financial statements uncertain tax positions that the company has taken or expects to take on a tax return. ASC 740 states that a tax benefit from an uncertain tax position may be recognized only if it is “more likely than not” that the position is sustainable, based on its technical merits. The tax benefit of a qualifying position is the largest amount of tax benefit that is greater than 50% likely of being realized upon settlement with a taxing authority having full knowledge of all relevant information.
The company has a liability for unrecognized tax benefits, including penalties and interest, of $1 million at December 31, 2015 and 2014, respectively. The company recognizes interest accrued related to unrecognized tax benefits and penalties as income tax expense.
Note 15:   Segment information
The company’s operating segments are (i) Performance Chemicals and (ii) Performance Materials, a description of both operating segments is included below.
Performance Chemicals
The Performance Chemicals segment manufacturers and sells products that are derived from crude tall oil (“CTO”) and lignin that are extracted from the kraft papermaking process. These materials are processed to make specialty chemicals that are used in the papermaking, adhesives, publication inks, rubber, asphalt, oilfield, bio-fuels, agriculture, dyestuffs and other industrial applications. The CTO-based products are produced by fractionating the CTO through a bio-refinery into intermediate products. The intermediates are either sold off or further processed into different specialty formulations to create increased value. It is the strategy of the business to further process all refinery intermediate products into innovative, specialty formulations.
Performance Materials
The Performance Materials segment manufactures and sells activated carbon products in the form of powder, granular, extruded pellets or structured honeycombs which target gasoline vapor emission control within the automotive industry as well as the food, water, beverage and chemical purification industries. In addition, extruded pellets and structured honeycomb products are used for air emissions control, corrosion protection and odor reduction. The Specialty Chemicals business has produced and sold activated carbon for over 100 years. Its branded Nuchar products are designed to meet the most stringent technical requirements of the applications where they are used. The history of expertise, manufacturing knowledge and technical capabilities allows us to design the porous carbon structure to be the optimal size for the molecules that need to be adsorbed in the noted applications. The products are uniquely designed to adsorb (catch and retain) and adsorb/desorb (catch and release) depending on the need of the application requirements.

	Years ended December 31,
In millions	2015	2014	2013
Net sales
Performance Chemicals	$711	$792	$759
Performance Materials	257	249	221
Total net sales	$968	$1,041	$980
Segment operating profit(1)
Performance Chemicals	87	124	126
Performance Materials	81	90	68
Total segment operating profit	168	214	194
Separation costs(2)	(17)	—	—
Restructuring and other income (charges)(3)	8	5	3
Interest expense	(21)	(16)	(13)
Provision for income taxes	(53)	(70)	(66)
Net income attributable to noncontrolling interests	(5)	(4)	1
Net income attributable to the Company	$80	$129	$119

(1)
Segment operating profit is defined as segment revenue less segment operating expenses (segment operating expenses consist of costs of sales, selling, general and administrative expenses and other (income) expense, net). We have excluded the following items from segment operating profit: interest expense associated with corporate debt facilities, income taxes, gains (or losses) on divestitures of businesses, restructuring and other (income) charges and separation costs.

(2)
See Note 12 for more information on separation costs.

(3)
Information about how restructuring and other charges (income) relate to our businesses at the segment level is discussed in Note 13.

	Depreciation and amortization			Capital expenditures
	Years ended December 31,			Years ended December 31,
In millions	2015	2014	2013	2015	2014	2013
Performance Chemicals	$24	$23	$23	$37	$35	$26
Performance Materials	11	10	10	65	66	37
Total	$35	$33	$33	$102	$101	$63

	Years ended December 31,
In millions	2015	2014	2013
Net Sales(1)
North America	$633	$695	$678
Asia Pacific	149	151	122
Europe, Middle East and Africa	156	154	132
South America	30	41	48
Net sales	$968	$1,041	$980

	December 31,
In millions	2015	2014	2013
Property, plant and equipment, net
North America	$339	$295	$268
Asia Pacific	77	94	40
Europe, Middle East and Africa	1	1	1
South America	21	20	17
Property, plant and equipment, net	$438	$410	$326

	December 31,
	2015	2014	2013
Total assets
Performance Chemicals	421	414	374
Performance Materials	358	300	216
Total segment assets(2)	779	714	590
Corporate and other	3	4	3
Total assets	782	718	593

(1)
Net sales by region are presented based on the shipped to location.

(2)
Segment assets exclude assets not specifically managed as part of one specific segment herein referred to as “Corporate and other.”

Note 16:   Supplemental Information
The following tables includes details of prepaid and other current assets, other assets, accrued expenses and other liabilities as presented on the Combined Balance Sheets:
Prepaid and other current assets:
	December 31,
In millions	2015	2014
Income and value added tax receivables	9	1
Prepaid freight and supply agreements	2	2
Non-trade receivables	3	6
Advances to suppliers	1	1
Other	5	3
	$20	$13

Other assets:
	December 31,
In millions	2015	2014
Deferred compensation arrangements	3	2
Capitalized software, net	5	—
Prepaid supply agreements	3	6
Land-use rights	6	—
Other	6	3
	$23	$11

Accrued expenses:
	December 31,
In millions	2015	2014
Accrued interest	3	4
Income and value added tax payables	1	1
Accrued freight	2	2
Other	7	6
	$13	$13

Other liabilities:
	December 31,
In millions	2015	2014
Deferred compensation arrangements	3	2
Other	4	4
	$7	$6

Note 17:   Subsequent Events
In connection with the preparation of the combined financial statements and in accordance with U.S. GAAP, these financial statements reflect the Company’s evaluation of subsequent events through March 30, 2016, the date the financial statements were available to be issued.
Revolving Credit and Term Loan Facility
On March 7, 2016 we have entered into a credit agreement governing a senior secured multi-currency revolving credit facility (the “Revolving Credit Facility”), which provides for maximum borrowings of  $400 million for the company, with a €100 million subfacility for a Belgian subsidiary borrower of Ingevity (the “Belgian Borrower”) subject to certain additional conditions on the initial funding date. The Revolving Credit Facility allows for borrowings in U.S. dollars, euros and Japanese yen, with certain sub-limits. The Revolving Credit Facility has a letter of credit sub-limit of  $75 million and a swingline facility sub-limit of approximately $40 million. The Revolving Credit Facility will be available, subject to certain customary conditions, on and after the initial funding date, which is expected to be up to 10 business days prior to or substantially concurrently with the separation from WestRock. The Revolving Credit Facility can be utilized for working capital and other general corporate purposes, and is expected to be drawn up to $225 million on the distribution date.
We have also, on March 7, 2016, entered into a senior secured term loan facility (the “Term Loan Facility” and together with the Revolving Credit Facility, the “Facilities”) of  $300 million, the proceeds of which, together with the funding date draw under the Revolving Credit Facility, we expect will be used to pay a dividend, distribution or other cash transfer of up to $500 million to WestRock or one of its subsidiaries prior to the consummation of the separation and distribution and to pay fees and expenses associated with the Facilities and the separation. The term loan will be funded subject to certain additional conditions on the funding date.
The Facilities mature on the five-year anniversary of the initial funding date of the Facilities. The Term Loan Facility amortizes at a rate equal to 0 percent per annum during the first year after the funding date, 5 percent per annum during the second and third years after the funding date and 10 percent per annum during the fourth and fifth years after the funding date, with the balance due at maturity. The Term Loan Facility will require the proceeds of certain asset sales and casualty events to be applied to prepay the loans under the Term Loan Facility, subject to certain thresholds, exceptions and reinvestment rights.

The interest rates per annum applicable to the loans under the Facilities are based on a fluctuating rate of interest measured by reference to, at the borrowers’ election, either (1) an adjusted London inter-bank offered rate (LIBOR) plus a borrowing margin, or (2) an alternate base rate plus a borrowing margin. The borrowing margin for the Facilities is subject to adjustment based on the company’s consolidated total leverage ratio, and is between 1.25% and 2.00% in the case of LIBOR loans and between 0.25% and 1.00% in the case of base rate loans.
Customary fees will be payable in respect of both Facilities. The Revolving Credit Facility fees will include (i) commitment fees, based on a percentage of the daily unused portions of the facility ranging from 0.15% to 0.30%, and (ii) customary letter of credit fees. These fees are expected to be capitalized and amortized over the term of the Facilities.
The Facilities include financial covenants requiring the company to maintain on a consolidated basis, as of the end of each fiscal quarter, a maximum total leverage ratio of 3.75 to 1.00, which may be increased to 4.25 to 1.00 under certain circumstances and a minimum interest coverage ratio of 3.00 to 1.00, in each case, as of the first fiscal quarter ending after the funding date. The Facilities include customary events of default including non-payment of principal, interest or fees, violation of covenants, inaccuracy of representations or warranties, cross default to certain other material indebtedness, bankruptcy and insolvency events, invalidity or impairment of guarantees or security interests, material judgments and change of control.